Confidential Draft submitted to the U.S. Securities and Exchange Commission on September 9, 2022. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FOREMOST LITHIUM RESOURCE & TECHONOLOGY LTD.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Columbia, Canada	1099	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2500-700 West Georgia Street

Vancouver, British Columbia V7Y 1B3 Canada

info@foremostlithium.com
(604) 330-8067

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor
New York, N.Y. 10168

(800) 221-0102
(Names, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Marsico, Esq.	Louis Taubman, Esq.
Anthony Epps, Esq.	Guillaume de Sampigny, Esq.
Dorsey & Whitney LLP	Hunter Taubman Fischer & Li LLC
51 West 52nd Street	48 Wall Street, Suite 11100
New York, NY 10019-6119	New York, NY 10005
Tel.: (212) 415-9200	Tel.: (212) 530-2210

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED SEPTEMBER [ ], 2022

Shares

Common Shares

Foremost Lithium Resource & Technology Ltd.

This is a firm commitment public offering of common shares of Foremost Lithium Resource & Technology Ltd.

In connection with this offering, we intend to file an application to list our common shares under the symbol “LIOH” on the Nasdaq Capital Market. No assurance can be given that our application will be approved. If our application is not approved, we will not consummate this offering.

Our common shares are currently quoted under the symbol “FRRSF” on the OTCQB and under the symbol “FAT” on the Canadian Securities Exchange (“CSE”). On September 8, 2022, the last reported sale price for our shares on the OTCQB was US$0.233 per share. At present, there is a very limited market for our common shares. The trading price of our common shares has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described in “Risk Factors.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	US$	US$
Underwriting discounts(1)	US$	US$
Proceeds to us, before expenses	US$	US$

(1)	Underwriting discounts do not include a non-accountable expense allowance equal to 1.0% of the public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 128 for additional information regarding underwriters’ compensation.

We have granted a 45-day option to the representative of the underwriters to purchase up to                   additional common shares solely to cover over-allotments, if any

The underwriters expect to deliver the common shares to purchasers on or about             , 2022.

ThinkEquity

The date of this prospectus is , 2022

Lithium Lane is . . .

Quality and quantity

CANADA
Easy access to Port and Europe
Port of Churchill
43,000+ acres
FOREMOST LITHIUM
WINNIPEG
Conveniently Located to US Auto Markets
UNITED STATES
LEGEND
Port Cities
Station
Centreport Canada
CAN USA Border
CN Rail Lines
CP Rail Lines
BNSF Rail Lines
Other Rail Lines
KCS/KCSM Rail Lines
Highway Routes
FOREMOST LITHIUM

. .. . in a location

●	that for decades has supported mining battery complex minerals,

●	with easy access to rail, power (from hydroelectric), highways, and water.

. .. . managed by an experienced team with

●	a disciplined approach to exploration, and

●	respect for shareholders’ money.

Our goal . . .

identify multiple dykes that have significant lithium content and fast track to production the target with the best economics and lowest risk.

Welcome to Lithium Lane

The Lithium Lane Properties

TABLE OF CONTENTS

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of common shares.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares and the distribution of this prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this prospectus are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the Canadian mining industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Our reporting currency and our functional currency is the Canadian dollar. This prospectus contains translations of Canadian dollars into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Canadian dollars into U.S. dollars in this prospectus were made at a rate of C$1.2482 per US$1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of March 31, 2022. We express all amounts in this prospectus in Canadian dollars, except where otherwise indicated. References to “$” or “C$” is to Canadian dollars and references to “US$” are to U.S. dollars.

SCIENTIFIC AND TECHNICAL INFORMATION

Cautionary Note Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

The U.S. Securities and Exchange Commission, or the SEC, adopted final rules in 2018 to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Act of 1933, as amended, or the Securities Act, or the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. These amendments, which we refer to as the SEC Mining Modernization Rules, became effective February 25, 2019, with compliance, following a transition period, required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Mining Modernization Rules, following the transition period, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 has been rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K, or S-K 1300. Domestic companies and foreign private issuers that file reports with the SEC are now required to disclose mineral resources, mineral reserves, and material exploration results for material mining operations in accordance with S-K 1300.

As a Canadian foreign private issuer that is not eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, we are required to provide disclosure on our mineral properties under the SEC Mining Modernization Rules beginning with our fiscal year starting April 1, 2022. We provide that disclosure in this prospectus.

As a result of the adoption of the SEC Mining Modernization Rules, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards that are required under National Instrument (“NI”) 43-101. NI 43-101 is a set of rules and guidelines ensuring the transparent release of information regarding mineral properties and it is relied heavily upon by the SEC to determine whether a resource is rule S-K 1300 compliant. Information regarding inferred mineral resources contained or referenced in this prospectus now complies with the SEC disclosure guidelines adopted under the SEC Mining Modernization Rules as codified in S-K 1300 and should be comparable to similar information made public by other companies that report in accordance with U.S. or Canadian standards.

We are still in the exploration stage and our planned commercial operations have not commenced. There is currently no commercial production at our Jean Lake Property, Zoro Property, Grass River Property, or Peg North Property sites (each as defined below), which we refer to herein as the Lithium Lane Properties. We have completed a historical NI-43-101 technical report1 on only the Zoro property Dyke 1 that, we believe, is in compliance with the SEC’s new S-K 1300 disclosure rules. We have not yet completed a preliminary economic Assessment, or PEA, or started a preliminary feasibility study, or PFS, of the Lithium Lane Properties. As such, our Lithium Lane Properties’ estimated proven or probable mineral reserves, expected mine life and lithium pricing cannot be determined at this time as the feasibility studies, drilling and pit design optimizations have not yet been undertaken.

Competent Person Statement

Some scientific and technical information contained herein with respect to the Zoro Property is derived from the report titled “ NI 43-101 Technical Report On the Zoro Lithium Project, Snow Lake, Manitoba” prepared for us with an effective date of July 6, 2018. We refer to this report herein as our S-K 1300 Report or our S-K 1300 compliant indicated and inferred mineral resource report. The scientific and technical information related to the Zoro Property contained in the S-K 1300 Report and reproduced in this prospectus has been approved by the Company’s Vice President of Exploration Mark Fedikow, P. Eng., P. Geo, who is a “Qualified Person” within the meaning of NI 43-101 Standards of Disclosure for Mineral Projects. Dr. Fedikow holds Honors B.Sc. and M.Sc. degrees in geology, geophysics, and geochemistry from the University of Windsor (Canada) and a Ph.D. in exploration geochemistry from the School of Applied Geology, University of New South Wales in Sydney (Australia).

1 NI 43-101 Technical Report On The Zoro Lithium Project, Snow Lake, Manitoba” prepared for us with an effective date of July 6th, 2018 by the Company’s Vice President Exploration Mark Fedikow, P.Eng., P. Geo, who is a “Qualified Person” within the meaning of NI 43-101 Standards of Disclosure for Mineral Projects

GLOSSARY OF MINING TERMS

The following is a glossary of certain mining terms that may be used in this prospectus.

Assay	A metallurgical analysis used to determine the quantity (or grade) of various metals in a sample.

Be	Beryllium.

Claim	A mining right that grants a holder the exclusive right to search and develop any mineral substance within a given area.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.

Concentrate	A clean product recovered in flotation, which has been upgraded sufficiently for downstream processing or sale.

Core drilling	A specifically designed hollow drill, known as a core drill, is used to remove a cylinder of material from the drill hole, much like a hole saw. The material left inside the drill bit is referred to as the core. In mineral exploration, cores removed from the core drill may be several hundred to several thousand feet in length.
Cs	Caesium.

Competent Person	A Competent Person is a minerals industry professional responsible for the preparation and/or signing off on reports on exploration results and mineral resources and reserves estimates and who is accountable for the prepared reports. A Competent Person has a minimum of five years’ relevant experience in the style of mineralization or type of deposit under consideration and in the activity which that person is undertaking. A Competent Person must hold acceptable qualification titles as listed in all Reporting Codes and Reporting Standards (NRO Recognized Professional Organizations with enforceable disciplinary processes including the powers to suspend or expel a member) and thus is recognized by governments, stock exchanges, international entities and regulators.

Cut-off grade	When determining economically viable mineral reserves, the lowest grade of mineralized material that can be mined and processed at a profit.

Deposit	An informal term for an accumulation of mineralization or other valuable earth material of any origin.

Dilational structure	Structures composed of mechanisms whose only degree of freedom corresponds to dilation.

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

Dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Feasibility Study	A Feasibility Study, often called a bankable feasibility study, is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.
Ga	Gallium.

Grade	Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With Lithium, this is typically expressed percentage of ore that comprises Lithium. With gold, the grade is typically expressed as grams per tonne (g/t) or ounces per tonne (opt).

Greywacke	A variety of sandstone generally characterized by its hardness, dark color, and poorly sorted angular grains of quartz, feldspar, and small rock fragments set in a compact, clay-fine matrix.

Ha	Hectare - An area totaling 10,000 square meters or 2.47 acres.

Indicated Mineral Resource	Part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

Inferred Mineral Resource	Part of a mineral resource for which quantity and grade or quality can be estimated on the basis of limited geological evidence and sampling and reasonably implied, but not verified, geological and grade continuity.

Km	Kilometre(s). Equal to 0.62 miles.

kMT	Kilo metric tonne.

LCE	Lithium Carbonate Equivalent - Trade in lithium is largely centered around key lithium raw materials and chemicals such as spodumene concentrate, lithium carbonate and lithium hydroxide, which vary significantly in their lithium content. To normalize this varied lithium content data, market participants will often also report data in terms of a “lithium carbonate equivalent,” or “LCE.”

Lithologic	The character of a rock formation, a rock formation having a particular set of characteristics.
Li2O	Lithium Oxide

m	Metre(s). Equal to 3.28 feet.

Mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.
Massive	Said of a mineral deposit, especially of sulfides, characterized by a great concentration of mineralization in one place, as opposed to a disseminated or vein-like deposit.

Measured Mineral Resource	Part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Deposit	A mass of naturally occurring mineral material, e.g. metal ores or nonmetallic minerals, usually of economic value, without regard to mode of origin.

Mineralization	A natural occurrence in rocks or soil of one or more yielding minerals or metals.

Mineral Reserve	The economically mineable part of a Measured and/or Indicated Mineral Resource.

Mineral Resource	A concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.

Mt	Metric tonne. Metric measurement of weight equivalent to 1,000 kilograms or 2,204.6 pounds.

NI 43-101	National Instrument 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada. Issuers that are subject to Canadian securities laws. This includes Canadian entities as well as foreign-owned mining entities who have securities that trade on stock exchanges or Over The Counter (OTC) markets overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities.
Ore	Mineralized material that can be extracted and processed at a profit.

PEA	Preliminary economic assessment. A study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources.

Pegmatite	An igneous rock, formed by slow crystallization at high temperature and pressure at depth, and exhibiting large interlocking crystals usually greater in size than 2.5 cm (1 in).

PFS	Preliminary feasibility study. A Preliminary Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

Probable Mineral Reserve	The is the economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource and can only result from conversion of a measured mineral resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Qualified Person	An individual who is a mineral industry professional including an engineer or geoscientist with at least five years of relevant experience in mineral exploration, mine development, production activities and project assessment, or any combination thereof, including experience relevant to the subject matter of the project or report and is a member in good standing of a self-regulating organization.
Rb	Rubidium.

Reclamation	Restoration of mined land to original contour, use, or condition where possible.

Spodumene	A pyroxene mineral consisting of lithium aluminum inosilicate, LiAl(SiO3)2, and is a source of lithium.
SC6	A spodumene concentrate with 6% lithium content.

Sedimentary	Said of rock formed at the Earth’s surface from solid particles, whether mineral or organic, which have been moved from their position of origin and re-deposited, or chemically precipitated.

Strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.
Ta	Tantalum.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

Troy Ounce	A measure of weight in gold and other precious metals which is 31.2 grams as distinct from an imperial ounce which is 28.4 grams.
μm	Micrometer.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common shares. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, “we,” “us,” “our,” “our company,” “Foremost Lithium” and similar references refer to Foremost Lithium Exploration & Technology Ltd. and its consolidated subsidiaries.

Our Company

Overview

We are an exploration stage lithium mining company in the Province of Manitoba, Canada. We control five properties in the Snow Lake (“Lithium Lane”) region of Manitoba encompassing over 40,000 acres. Several of our properties are transitioning from exploration to discovery. We seek to become one of the first North American companies to produce high quality SC6 that could be used to produce battery-grade lithium hydroxide (“LiOH”). LiOH is a strategic battery mineral mainly used as a component in the production of lithium-ion (“Li-ion”) batteries. Li-ion batteries power the daily use of consumer electronics, enable electrification of the transportation sector, and provide stationary grid storage, which is critical to meeting the needs of the electric vehicle industry.

Our primary focus is conducting discovery development for lithium at our 100% owned Jean Lake, Grass River, Zoro, and Peg North properties, which we refer to herein as the Lithium Lane Properties. See “Business – Our Mineral Project – Lithium Lane Properties.”We are strategically located to supply the U.S. “Auto Alley,” from Michigan to the southern United States (“U.S.”), and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill.. With access to renewable hydroelectric energy produced in Manitoba, we believe we will be a supplier in North America of lithium mined exclusively with the benefit of hydroelectric power, substantially all of which is produced from sustainable, local sources.

Lithium Industry

We believe that the full electrification of a global automobile fleet has begun. Demand for EVs is being driven by conscious consumers who take the threat of global warming seriously and who have forced a universal commitment from the manufacturing industry to produce cars to match their environmentally conservative outlook. In addition, the secretary-general of the UN has declared fossil fuels to be a clear and present danger, saying that promoters of fossil fuels have been undermining climate policies with pseudo-science and public relations. Therefore, government policies and regulations may be an additional market driver for increased lithium demand. During the coming years, the achievement of this fleet conversion will be the primary challenge for the worldwide automobile industry and the determining factor will not be design or engineering, but batteries. Based on today’s predictions of the trajectory of future EV growth, the world will not have sufficient battery capacity to match growing demand. Today’s global fleet of approximately 1.4 billion automobiles includes 10 million plug-in EVs, an increase from only one million such EVs in 2015. Extrapolating the growth trajectory of EV demand, we believe that current industrial infrastructure is not scaled sufficiently to meet the coming demand.

The Inflation Reduction Act signed into law by President Biden in August 2022 has several provisions that we believe will stimulate U.S. demand for EVs and motivate producers to shift their battery supply chain to North America. The new law extends availability of the $7,500 credit on the purchase of new EVs and eliminates the cap on the number of cars that can qualify. The new law also provides that, starting January 1, 2024, EVs will not qualify for the credit if any part of the battery is made in China. As a result, we anticipate that EV makers in the U.S. will demand batteries that exclude China from the supply chain. Given China’s preeminent position in the battery supply chain currently, we believe that the Inflation Reduction Act will be a strong motivation for producers of lithium hydroxide and other lithium products to locate in North America, which will increase demand for lithium from North American sources.

Sales and production of EVs continue to accelerate globally, with double-digit annual growth expected over the next decade. To keep the expansion and development of EVs charging ahead, vehicle manufacturers, automotive suppliers and governments are plugging in more investment to regional supply chains and gigafactory networks for Li-ion batteries.

Original equipment manufacturers (“OEMs”) including Tesla, Volkswagen Group, BMW, General Motors, Geely, Ford and many more are investing billions of dollars to secure lithium supply, diversify suppliers and to expand Li-ion battery and battery pack production. Many vehicle manufacturers and lithium cell suppliers are planning battery gigafactories that will be several times larger than the current largest global gigafactory, the Tesla Gigafactory 1 in Nevada (including Tesla, which is building a new gigafactory network that spans the United States, China and Germany).

Rising demand for and production of Li-ion batteries is leading to the emergence of major battery cell suppliers, including LG Chem, SK Innovation, CALT and Panasonic, along with startup EV battery players like Northvolt, Farasis, SVOLT and many more across the supply chain. At the same time, OEMs are diversifying their suppliers and ramping up production of Li-ion batteries, with OEMs including Volkswagen Group, General Motors, Stellantis and Ford looking to the Tesla and Panasonic model of joint venture Li-ion battery production – or even looking to in-house lithium mining and gigafactory operations.

Lithium prices have been impressive with lithium carbonate prices in mid-March 2022 being 472% higher than in June 2021 (per Pilbara Minerals March 2022 Quarterly Activities Report). Profitability followed pricing with gross profits for producer Pilbara Minerals PLS-ASX increasing to A$160 million from A$0.61 million for the six months ended December 31, 2021 and 2020 respectively had a standout year delivering record sales.

Driving demand was the EV sector where, although final numbers are not yet in for 2022, we anticipate sales of 6.2 million EVs (a 103% increase over the prior year) with 3.1 million in China, 2.1 million in Europe and 0.7 million in North America. On the supply front, producers in Western Australia were able to lift production (Greenbushes, Pilbara) as did South American brine producers (Albemarle, SQM). However, with little available inventory and the major lithium mining producers not releasing volumes, those without captive supply were left to fight it out for feedstock tonnes. While we witnessed some increase in sector consolidation during the first half of the year (Galaxy & Orocobre, IGO & Tianqi), it was the second half of the year where a “scramble for resources” hit overdrive. Chinese companies Ganfeng and CATL were the most aggressive, taking out or buying into five projects in 2H’21, and spending a combined US$2 billion in the process. Overall, we estimate a total of US$7 billion was spent on M&A during 2021 up from US$400 million in 2020. 2021 also saw Automotive OEMs and battery producers invest in a pipeline of battery manufacturing capacity. A notable announcement was Volkswagen’s commitment to build six 40GWh battery factories in Europe by 2030 (equates to approximately 350 thousand tonnes (“KT”) of LCE demand).

The table below shows the expected increase in lithium consumption through 2025.

The leading driver for the growth in lithium consumption has been, and will continue to be, battery production for EVs. Fortune Business Insights has predicted that the EV market will exhibit a compound annual growth rate (“CAGR”) of 21.1% during the period from 2019 to 2026. In February 2022, mining.com reported that, “Global mined lithium production hit a record high in 2021 of 100,000 tonnes (excluding the US), a 21% increase over 2020 (82,500 tonnes), according to preliminary data released by the US Geological Survey (USGS).”

Electric mobility is one of the solutions being incentivized around the globe in varying magnitudes. Nevertheless, its implementation presents challenges to keep up with the growing demand of electric batteries and risks in the lithium supply chain. A sustainable approach is needed to address the challenges from the extraction of this critical raw material, which is crucial in the fight against climate change.

Foremost Lithium is committed to being one of the first hard rock lithium mines in Canada that can supply sustainably mined and processed SC6 to plants that convert SC6 to battery grade LiOH for the electric vehicle consumer market.

We intend to achieve our environmental, sustainability and governance friendly strategy through utilization and operation of the following initiatives and resources:

●	Power to operate our future lithium mine is expected to be supplied by Manitoba Hydro on a 97% renewable basis;
●	There are several positive tailwinds for lithium demand, particularly hydroxide in North America. RK Equity forecasts a 30 times rise in battery cell demand in the USA between 2020 and 2030. We believe it is highly likely that North America will emulate Europe’s battery raw material strategy and target a high percentage of local lithium chemical production. The U.S. currently has approximately 15KT LCE of local chemical production capacity – a fraction of the 500KT LCE demand we forecast in 2030. As hard rock to hydroxide offers the shortest greenfield route to increased supply, and Foremost’s land position hosts significant potential, we believe that projects such as Foremost’s Lithium Lane Properties will be seen as strategic in the years to come; and
●	The Arctic Gateway Group’s Hudson Bay Railway lines, located within 30 kilometers of our Lithium Lane Properties, will connect our lithium mining operations to the North American auto industry with a minimum carbon footprint, with total mine to manufacturer distance of less than 1,000 miles, the majority of which being rail.

We believe that these factors will give us a unique opportunity to generate substantial enterprise value by building a business that delivers fully verifiable, environmentally friendly lithium to a rapid growth market.

Our Strategy, Exploration to Discovery

A disciplined exploration to build value.

Our team has decades of exploration experience in the region and is well connected with the property owners. These factors have allowed us to acquire quality land packages. Once we acquire quality land, we begin are disciplined approach to exploration which follows:

●	Undertaking airborne magnetics and light detection and ranging technology (“LIDAR)” surveys. These are done by drones.

●	We then carry out prospecting on the preliminary targets the above surveys suggest. In practical terms, this means walking the property and looking for favorable outcrops at the preliminary targets.

●	Armed with information from preceding stages, we then take samples from the target areas to undertake geochemical surveys.

●	We use the data from magnetics, LIDAR, prospecting, and geochemistry data above to complete our geological thesis on where the best mineralization exists. The output of this intellectual exercise is the best targets to drill.

●	Drilling is the truth serum that will confirm or deny our thesis. We will then conduct additional drilling at the targets where we hit “pay-dirt” with the initial drilling.

The above disciplined approach allows us to zero in on where economic discoveries exist.

Quality of Lithium on our Properties

Once we have found a meaningful quantity of lithium, we embark on more detailed metallurgical testing to be sure the quality will be acceptable for the customers in the EV supply chain. We launched our in-depth metallurgy analysis with Expert Process Solutions (“XPS”), a Glencore Company, and SGS Lakefield on May 20, 2022. This project will involve two sequential phases. Phase 1 will use Dense Media Separation (“DMS”) to convert a 500kg bulk sample through from Dyke 1 on the Zoro Property (as defined below) into a ≥6% lithium oxide spodumene, often called SC6, accepted by buyers for conversion to lithium chemicals used in battery applications. SC6 a spot and forward contract price. The successful completion of Phase 1 is predicated upon the 2020 peer reviewed technical publication co-authored with SGS Mineral Services3 concluded that spodumene-bearing pegmatite from Zoro Dyke 1 can be processed using industry standard metallurgy to produce Spodumene min 6% Li2O concentrate. The commercial goal for Phase 1 is to demonstrate that pegmatite from the Company’s Zoro Property is suitable to produce battery-grade LiOH thereby making it viable to market its lithium to strategic partners prior to development. Phase 2 will commence in the third quarter of 2022 whereby spodumene concentrate from DMS, and flotation testing will be combined and used as feed material for pyromet testwork for spodumene phase transformation. Converted spodumene will be amenable for leaching and used for hydromet testwork for producing a saleable LiOH monohydrate product. The LiOH concentrate product generation will be suitable for direct testing and sale with any qualified Li-ion battery manufacturer.

3 Mark Fedikow et. al., “Mineralogical Characterization and Preliminary Beneficiation of the Zoro Lithium Project, Manitoba, Canada.” Received: 1 June 2020 /Accepted: 27 August 2020. Society for Mining, Metallurgy & Exploration Inc. 2020

Our Properties

The Lithium Lane Properties encompass four core assets located near Snow Lake, central Manitoba, Canada: (1) the Zoro project site (which includes the Zoro1 claim and the Manitoba and Green Bay options) (the “Zoro Property”); (2) the Jean Lake project site (the “Jean Lake Property”) that includes claim MB3530 which is the Jol property, (3) the Grass River project site (the “Grass River Property); and (4) the Peg North project site (the “Peg North Property”). In total the Lithium Lane Properties consist of seventy- seven mineral claims aggregating to a total land position of 43,031 acres (17,414 hectares).

The Lithium Lane Properties currently encompass numerous lithium bearing pegmatites and an additional 15 barren or untested pegmatites.

Further drilling will be required to determine whether the Lithium Lane Properties contain measured, indicated or additional inferred resources, and then we will have to consider the economics to determine the economic viability of the project.

Our Lithium Lane Properties are strategically located in Manitoba, Canada, ideally situated to economically deliver mined and processed lithium products to the EV battery industry serving North America’s “Auto Alley” from Michigan to the southern United States. With direct rail access running north to the Port of Churchill, which supplies access to Europe by ship, we expect we will also be able to economically deliver our future lithium output to European markets.

Exploration to date has allowed us to determine an S-K 1300 compliant inferred resource of over 1 million tonnes in Dyke 1 on our Zoro property. We can elevate this to a measured and indicate resource and can determine resources at our other dykes on the Zoro property as well as all of the Lithium Lane properties.

We have the opportunity to discover additional mineral resources in a mining friendly jurisdiction located near power, water, and railways. We are in the process of confirming by way of metallurgical testing that our mineralization can be processed to SC6 without substantial challenges. Current lithium prices allow for a compelling argument that lithium resources in such jurisdictions with no substantial process issues will be economical.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Our aggregate Lithium Lane Properties land position is 43,031 acres (17,414 hectares).

●	We have an experienced team that has a disciplined approach to exploration that has already discovered an inferred resource of over 1 million tonnes.

●	We have de-risked, in the eyes of possible customers, the ore from our inferred resource but undertaking initial metallurgical tests that concluded that Heavy Liquids Separation (“HLS”) combined with magnetite separation, allow it to be possible to produce SC6 after the rejection of iron silicate minerals. Thus, most of the spodumene should be amenable to recovery by HLS and/or flotation. The mineralogical characteristics of the pegmatite favor the economic potential of the project. These preliminary findings suggest that our Zoro property might contain lithium resources meeting industry and market specifications.

●	Possible future mines can gain access to Manitoba produced 97%+ renewable energy to enable ore to be processed into SC6 exclusively with the benefit of fully renewable sources of energy.

●	We are strategically located in the North American market close to highways, rail, power lines and water.

●	Our operations are in a mining friendly jurisdiction with excellent mining infrastructure.

●	The combination of the benefits of mining under an energy ecosystem substantially all of which is renewable, a location in a mining friendly jurisdiction, and strategic proximity to the major US EV manufacturing markets, makes us an attractive source for offtake agreements with and capital provided by lithium battery and/or EV manufacturers who will need to secure their raw material supplies.

Our Growth Strategies

We have developed a strategic plan for further exploration and development of the Lithium Lane Properties that includes the following milestones:

●	Complete the winter 2022 exploration drilling program on Jean Lake to test exploration targets based on previous integrated exploration
●	Aggressively scale-up and continue exploration and expansion of the discovered spodumene pegmatite dykes on each of the Lithium Lane Properties which currently make up our S-K 1300 compliant resource. This includes 16 dykes on the Zoro Property; 2 dykes on the Jean Lake Property; 16 dykes on the Grass River Property; and 5 dykes on the Peg North Property.
●	Continue exploration of additional prospects located on our Lithium Lane Properties with the goal to add additional tonnage through further subsurface characterization and subsequent drilling. We also intend to explore for extensions to the existing mineral resources and other potential mineralization within all the Lithium Lane Properties.
●	Complete Phase 1 metallurgical testing, secure delivery of SC6 concentrate and engage with strategic battery and EV automobile manufactures.
●	Solidify and broaden engagement with strategic partners by delivering a saleable LiOH monohydrate product suitable for due diligence purposes as required by qualified Li-ion battery manufacturers.

Our Risks and Challenges

Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similar companies. Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including, among others, the following:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	We have a limited operating history and have not yet generated any revenues;

●	Our consolidated financial statements have been prepared on a going concern basis and our financial status creates a doubt whether we will continue as a going concern;

●	If we do not obtain additional financing, our business may be at risk or execution of our business plan may be delayed;

●	All our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of mines;

●	Our inferred mineral resources described in our most recent S-K 1300 compliant report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized. Although S-K 1300 compliant, there has been insufficient drilling on the Lithium Lane Properties to qualify our inferred resource under the SEC’s Mining Modernization Rules. Further drilling will be required to determine whether the Lithium Lane Properties contain proven or probable mineral reserves and there can be no assurance that we will be successful in our efforts to prove our resource;

●	Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us;

●	Our business operations are exposed to a high degree of risk associated with the mining industry;

●	We may not be able to obtain or renew licenses or permits that are necessary to our operations;

●	Our Lithium Lane Properties may face indigenous land claims;

●	Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Lithium Lane Properties;

●	There can be no guarantee that our interest in the Lithium Lane Properties is free from any title defects;

●	Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies;

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles; and

●	In the event that key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

Risks Related to This Offering and Ownership of Our Common Shares

Risks and uncertainties related to this offering and our common shares include, but are not limited to, the following:

●	We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree;

●	If through additional drilling we are not able to prove our resource according to the SEC’s Mining Modernization Rules, your investment in our common shares could become worthless;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws;

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares;

●	Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares; and

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

In addition, we face other risks and uncertainties that may materially affect our business prospects, financial condition, and results of operations. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our common shares.

Our Corporate Structure

FAR Resources Ltd. was incorporated under the Business Corporations Act of British Columbia (“BCBCA”) on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022. The Company currently has two wholly owned subsidiaries, Sequoia Gold & Silver Ltd. (“Sequoia”), a British Columbia Company, and Sierra Gold & Silver Ltd, a New Mexico company (“Sierra”). Sequoia is inactive and has no assets. Sierra holds the Company’s Winston property in New Mexico, USA.

The chart below presents our corporate structure:

Corporate Information

Our corporate address is Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada. Our company email address is info@foremostlithium.com.

Our registered office is located at Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our website can be found at https://www.foremostlithium.com/. The information contained on our website is not a part of this prospectus, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in our common shares.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Act of 2012, as amended, or the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

Once the registration statement of which this prospectus is a part is declared effective by the SEC, we will become subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we will file certain reports with the SEC. As a foreign private issuer, we will not be subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also will have four months after the end of each fiscal year to file our annual reports with the SEC and we will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We also present our consolidated financial statements pursuant to International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, instead of pursuant to U.S. generally accepted accounting principles. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not be subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we will be permitted, and intend to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of Nasdaq for domestic U.S. issuers. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

The Offering

Shares offered	common shares

Common shares outstanding immediately before the offering	common shares.

Common shares outstanding immediately after the offering	common shares (or common shares if the underwriters exercise the over-allotment option in full).

Over-allotment option	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the common shares sold in the offering ( additional shares) at the public offering price, less the underwriting discounts.

Use of proceeds

We expect to receive net proceeds of approximately US$         million from this offering, assuming a public offering price of US$         per share and no exercise of the underwriters’ over-allotment option, and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

We plan to use the net proceeds to conduct exploration on our properties with a view to, firstly, expanding the amount of SK-1300 compliant resources, and secondly, determining which of the Company’s targets is the best candidate to undertake the detailed drilling program required to prepare a preliminary economic assessment. We will also use net proceeds of this offering to fully repay $1.1 million (US $0.9 million) due to a shareholder, to pay $1.5 million (US$1.2 million that becomes due for prior acquisitions, for possible strategic project acquisitions, and for marketing and general corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors	Investing in our common shares involves a high degree of risk and purchasers of our common shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Lock-up	We, all of our directors and officers, and holders of 5% or greater of our common shares, have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of (i) three months after the closing of this offering in the case of our company, (ii) six months after the closing of this offering in the case of our directors and officers, and (iii) three months after the closing of this offering in the case of holders of 5% or greater of our common shares. See “Underwriting” for more information.

Proposed trading market and symbol	In connection with this offering, we intend to file an application to list our common shares under the symbol “LIOH” on the Nasdaq Capital Market.
Transfer Agent and Registrar	The transfer agent and registrar for our common shares in the United States will be Odyssey Trust Company. The address for is United Kingdom Building 350 – 409 Granville Street Vancouver BC V6C 1T2, and the telephone number is 888-290-1175.

The number of common shares outstanding immediately following this offering is based on 196,168,799 shares outstanding as of September 1, 2022 and excludes:

●	12,815,000 common shares issuable upon the exercise of outstanding options under our Stock Option Plan (2021) at a weighted average exercise price of C$0.249 (approximately US$0.199) per share;
●	14,499,996 common shares that are issuable under our performance share unit plan;
●	4,479,959 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of C$0.175 (approximately US$0.14) per share; and
●	up to common shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

Except as otherwise indicated herein, all information in this prospectus assumes or gives effect to:

●	a 1-for-stock split of our common shares effected on , 2022 pursuant to which (i) every outstanding common shares was decreased to one common share, (ii) the number common shares for which each outstanding warrant and option to purchase common shares is exercisable was proportionally decreased on a 1-for-basis and (iii) the exercise price of each outstanding warrant and option to purchase common stock was proportionately increased on a 1-for-basis (the “Reverse Stock Split”). No fractional shares will be issued as a result of the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split shall be rounded up to the nearest whole share; and
●	no exercise by the underwriters of their option to purchase an additional common shares.

Summary Consolidated Financial Information

The following selected historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of March 31, 2022 and 2021. This information is derived from our audited consolidated financial statements and our interim six-month consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with IFRS. Our historical results for any period are not necessarily indicative of our future performance.

A summary of selected financial information for the eight most recently completed quarters is set out below and should be read in conjunction with the Company’s consolidated Interim Consolidated Financial Statements and related notes for such periods.

	2022	2021	2022	2021
Statements of Loss Data	$	$	US$	US$
Total operating expenses	4,073,745	2,627,643	3,263,696	2,105,146
Total other loss (income)	77,177	(15,335)	61,831	(12,286)
Net loss	4,150,922	2,612,308	3,325,526	2,092,860
Net loss per share – basic and diluted	0.03	0.02	0.02	0.02
Weighted average shares outstanding – basic and diluted	163,831,333	139,875,639

			As Adjusted*
	March 31, 2022	March 31, 2022	March 31, 2022	March 31, 2022
Statements of Financial Position Data	$	US$	$	US$
Cash	235,455	188,636
Current assets	434,117	347,794
Total assets	7,918,078	6,343,597
Current liabilities	1,101,946	882,828
Total liabilities	1,176,332	942,423
Shareholders’ equity	6,741,746	5,401,174
Total liabilities and shareholders’ equity	7,918,078	6,343,597

* This column is adjusted by adding the net proceeds to the cash on hand and shareholders’ equity.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our common shares. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We have a limited operating history and have not yet generated any revenues.

Our limited operating history makes evaluating our business and future prospects difficult and may increase the risk of your investment. We were formed in 2005 and we have not yet begun commercial mining of lithium. To date, we have no revenues. We are in the exploration stage of our development with the potential to establish commercial operations still unknown and we do not expect to start generating revenues until the fourth quarter of 2024, at the earliest. We intend to proceed with the development of the Lithium Lane Properties through economic and technical studies such as PEAs and PFSs and, provided the results are positive, through to BFS and mine development. We intend to derive substantial revenues from becoming a strategic supplier of SC6 to producers of battery-grade LiOH that supply the growing electric vehicle and battery storage markets. Our planned exploration and development of mineral resources, primarily lithium, will require significant investment prior to commercial introduction and may never be successfully developed or commercially successful.

Our consolidated financial statements have been prepared on a going concern basis and our financial status creates a doubt about whether we will continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The consolidated financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we do not obtain additional financing, our business may be at risk, or the execution of our business plan may be delayed.

We have limited assets upon which to commence our business operations and to rely otherwise. As of March 31, 2022, we had cash of $235,455 (US$188,636) and during the years ended March 31, 2022 and 2021, we had a net loss of $4,150,922 (US$3,325,526) and $2,612,308 (US$2,092,860), respectively. Given our net losses and with only these funds, we will need to seek additional funds in the future through debt financings or strategic alliances with third parties, either alone or in combination with equity financings to complete our lithium exploration initiatives. Additional funding will be needed to implement our business plan that includes various expenses such as continuing our mining exploration program, legal, operational set-up, general and administrative, marketing, employee salaries and other related start-up expenses. Obtaining additional funding will be subject to various factors, including general market conditions, investor acceptance of our business plan and ongoing results from our exploration efforts. These financings could result in substantial dilution to the holders of our common shares or require contractual or other restrictions on our operations or on alternatives that may be available to us. If we raise additional funds by issuing debt securities, these debt securities could impose significant restrictions on our operations. Any such required financing may not be available in amounts or on terms acceptable to us, and the failure to procure such required financing could have a material and adverse effect on our business, financial condition, and results of operations, or threaten our ability to continue as a going concern.

We may not be able to acquire additional funds on acceptable terms, or at all. If we are unable to raise adequate funds, we may have to delay, reduce the scope of or eliminate some or all our planned exploration programs. If we do not have, or are not able to obtain, sufficient funds, we may be required to delay further exploration, development, or commercialization of our expected mineral resources, if and when verified. We also may have to reduce the resources devoted to our mining efforts or cease operations. Any of these factors could harm our operating results.

Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.

Mineral mining sites, like the sites where our Lithium Lane Properties are located, by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results and cash flows. These operational risks and factors include the following:

●	unanticipated ground and water conditions;
●	adverse claims to water rights and shortages of water to which we have rights;
●	adjacent land ownership that results in constraints on current or future operations;
●	geological problems, including earthquakes and other natural disasters;
●	metallurgical and other processing problems;
●	the occurrence of unusual weather or operating conditions and other force majeure events;
●	lower than expected ore grades or recovery rates;
●	accidents;
●	delays in the receipt of or failure to receive necessary government permits;
●	the results of litigation, including appeals of agency decisions;
●	uncertainty of exploration and development;
●	delays in transportation;
●	interruption of energy supply;
●	labor disputes or labor shortages;
●	inability to obtain satisfactory insurance coverage; and
●	the failure of equipment or processes to operate in accordance with specifications or expectations.

Any one or more of these factors or other risks could cause us not to realize the anticipated benefits from our properties and could have a material adverse effect on our financial condition.

All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of a lithium mine.

All of our operations are at the exploration stage and there is no guarantee that any such activity will result in commercial production of lithium mineral deposits. Very limited drilling has been conducted on our Lithium Lane Properties to date, which makes the extrapolation of an S-K 1300 compliant indicated or inferred resource to an S-K 1300 probable or proven reserve and to commercial viability impossible without further drilling. We intend to engage in that additional exploratory drilling with proceeds from this offering but we can provide no assurance of future success from our planned additional drilling program. The exploration for lithium deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish proven mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by us or any future development programs will result in a profitable commercial mining operation. There is no assurance that our mineral exploration activities will result in any discoveries of commercial quantities of lithium. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted. Our long-term profitability will be in part directly related to the cost and success of our exploration programs and any subsequent development programs.

Our mineral resources may be significantly lower than expected.

We are in the exploration stage and our planned principal operations have not commenced. There is currently no commercial production on the Lithium Lane Properties and we have not yet completed a PEA or a PFS. As such, our estimated proven or probable mineral reserves, expected mine life and lithium pricing cannot be determined as the exploration program, drilling, economic assessment and feasibility studies and mine design optimizations have not yet been undertaken, and the actual mineral reserves may be significantly lower than expected. You should not rely on the S-K 1300 compliant technical report, PEAs or PFSs, when completed and published, as indications that we will have successful commercial operations in the future. Even if we prove reserves on the Lithium Lane Properties, we cannot guarantee that we will be able to develop and market them, or that such production will be profitable.

Any inferred resource figures presented in this prospectus are estimates from the written reports of technical personnel and mining consultants who were contracted to assess the mining prospects. Resource estimates are a function of geological and engineering analyses that require us to forecast production costs, recoveries, and metals prices. The accuracy of such estimates depends on the quality of available data and of engineering and geological interpretation, judgment, and experience. Estimated inferred lithium resources may not be upgraded to measured or indicated or to probable or proved reserves, and any reserves may not be realized in actual production and our operating results may be negatively affected by inaccurate estimates. Additionally, resource estimates do not determine the economics of a mining project and even if a PEA is produced, we cannot guarantee that it will reflect positive economics for our mining resources or that we will be able to execute our plans to create an economically viable mining operation.

Our mineral resources described in our most recent S-K 1300 compliant inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized.

We intend to continue exploration on our Lithium Lane Properties, and we may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. We can provide investors with no assurance that exploration on our current properties, or any other property that we may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent us from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unable to establish the presence of viable lithium mineral deposits on our properties, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably, and investors may lose all of their investment in our company.

We have no history of mineral production.

We are an exploration stage company and have no history of mining or refining mineral products from our properties. As such, any future revenues and profits are uncertain. There can be no assurance that our Lithium Lane Properties will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. We will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will generate revenue from any source, operate profitably or provide a return on investment in the future.

Lithium mining and production is relatively new to the Province of Manitoba and the Snow Lake area.

If lithium resources on the Lithium Lane Properties are proven, we intend to work towards entering the production stage of our operations. We will not use diesel or gasoline fuel for any of our processing activities. This means that the processing of our spodumene will be conducted through a fully electrified process not using any fossil fuels to generate the electrical power needed to run our operations. Lithium mining and processing the pore to spodumene has occurred at the Tanco mine located northeast of Winnipeg. Locating the necessary experts and work force that are familiar with and trained in this mining process may be a challenge and our success may be hindered by the lack of historical familiarity with the processes and challenges faced in lithium mining and production.

Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us.

Exploration and mining operations generally involve a degree of risk. Our operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of rare earth metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to property and environmental damage, all of which may result in possible legal liability. Although we expect that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geo-mechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of our operations that would have a material adverse effect on our business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral resources and reserves, to develop metallurgical processes and to construct mining and processing facilities and infrastructure at a particular site. It is impossible to ensure that the exploration or development programs planned by us will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on several factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in the discovery of mineral resources or the development of commercial quantities of mineral reserves.

Our development projects have no operating history upon which to base estimates of future capital and operating costs. Mineral resource and reserve estimates and estimate of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades to be mined and processed, ground conditions, the configuration of the deposit, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated.

There are numerous risks associated with the development of the Lithium Lane Properties.

Our future success will largely depend upon our ability to successfully explore, develop and manage the Lithium Lane Properties. Our success is dependent upon management’s ability to implement our strategy, to develop the project and to maintain ongoing lithium production from the mines that we expect to develop.

Development of the Lithium Lane Properties could be delayed, experience interruptions, incur increased costs or be unable to complete due to several factors, including but not limited to:

●	changes in the regulatory environment including environmental compliance requirements;
●	non-performance by third party consultants and contractors;
●	inability to attract and retain a sufficient number of qualified workers;
●	unforeseen escalation in anticipated costs of exploration and development, or delays in construction, or adverse currency movements resulting in insufficient funds being available to complete planned exploration and development;
●	increases in extraction costs including energy, material and labor costs;
●	lack of availability of mining equipment and other exploration services;
●	shortages or delays in obtaining critical mining and processing equipment;
●	catastrophic events such as fires, storms or explosions;
●	the breakdown or failure of equipment or processes;
●	construction, procurement and/or performance of the processing plant and ancillary operations falling below expected levels of output or efficiency;
●	civil unrest in and/or around the mine site and supply routes, which would adversely affect the community support of our operations;
●	changes to anticipated levels of taxes and imposed royalties; and/or
●	a material and prolonged deterioration in lithium market conditions, resulting in material price erosion.

It is not uncommon for new mining developments to experience these factors during their exploration or development stages or during construction, commissioning and production start-up, or indeed for such projects to fail as a result of one or more of these factors occurring to a material extent. There can be no assurance that we will complete the various stages of exploration and development necessary in order to achieve our strategy in the timeframe pre-determined by us or at all. Any of these factors may have a material adverse effect on our business, results of operations and activities, financial condition and prospects.

We do not insure against all of the risks we face in our operations.

In general, where coverage is available and not prohibitively expensive relative to the perceived risk, we will maintain insurance against such risk, subject to exclusions and limitations. We currently maintain insurance against certain risks including securities and general commercial liability claims and certain physical assets used in our operations, subject to exclusions and limitations; however, we do not maintain insurance to cover all of the potential risks and hazards associated with our operations. We may be subject to liability for environmental, pollution or other hazards associated with our exploration, pre-extraction and extraction activities, which we may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of high premiums or other reasons. Furthermore, we cannot provide assurance that any insurance coverage we currently have will continue to be available at reasonable premiums or that such insurance will adequately cover any resulting liability.

Changes in technology and future demand may result in an adverse effect on our results of operation.

Currently lithium is a key metal used in batteries, including those used in electric vehicles. However, the technology pertaining to batteries, electric vehicles and energy creation and storage is changing rapidly and there is no assurance lithium will continue to be used to the same degree as it is now, or that it will be used at all. Any decline in the use of lithium ion batteries or technologies utilizing such batteries may result in a material and adverse effect on our future profitability, results of operation and financial condition.

Our business operations are exposed to a high degree of risk associated with the mining industry.

Our business operations are exposed to a high degree of risk inherent in the mining sector. Risks which may occur during the exploration and development of mineral resources include environmental hazards, industrial accidents, equipment failure, import/customs delays, shortage or delays in installing and commissioning plant and equipment, metallurgical and other processing problems, seismic activity, unusual or unexpected formations, formation pressures, rock bursts, wall failure, cave ins or slides, burst dam banks, flooding, fires, explosions, power outages, opposition with respect to mining activities from individuals, communities, governmental agencies and non-governmental organizations, interruption to or the increase in costs of services, cave-ins and interruption due to inclement or hazardous weather conditions.

Commencement of mining can also reveal mineralization or geologic formations, including higher than expected content of other minerals that can be difficult to separate from rare earth metals, which can result in unexpectedly low recovery rates.

Such occurrences could cause damage to, or destruction of properties, personal injury or death, environmental damage, pollution, delays, increased production costs, monetary losses and potential legal liabilities. Moreover, these factors may result in a mineral deposit, which has been mined profitably in the past to become unprofitable. They are also applicable to sites not yet in production and to expanded operations. Successful mining operations will be reliant upon the availability of processing and refining facilities and secure transportation infrastructure at the rate of duty over which we may have limited or no control. Any liabilities that we incur for these risks and hazards could be significant and the costs of rectifying the hazard may exceed our asset value.

Infrastructure required to carry on our business may be affected by unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure.

Exploitation of the Lithium Lane Properties will depend to a significant degree on adequate infrastructure. In the course of developing our expected operations, assuming our exploration efforts will be successful, we may need to construct and support the construction of infrastructure, which includes permanent gas pipelines, water supplies, power, transport and logistics services which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure or any failure or unavailability in such infrastructure could materially adversely affect our operations, financial condition and results of operations.

We may receive negative conclusions from further economic assessments.

The net proceeds from this offering will be used to, among other things, fund further exploration and possibly the preparation of a PEA and PFS on the Lithium Lane Properties and for the continuation of the exploration work to establish the economic potential of the Lithium Lane Properties. Until such time as any further economic assessment is concluded, uncertainty will exist as to the economic viability of the Lithium Lane Properties. If any further economic assessments have negative conclusions, investors may lose some or all of their investment.

We may not be able to obtain or renew licenses or permits that are necessary to our operations.

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of mining at the Lithium Lane Properties. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of our company. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including the interpretation of applicable requirements implemented by the licensing and/or permitting authorities. We may not be able to obtain or renew licenses or permits that are necessary to our operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what we believe we can recover from the Lithium Lane Properties. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

The Lithium Lane Properties may face indigenous land claims

The Lithium Lane Properties may now or in the future be the subject of indigenous land claims. The legal nature of land claims is a matter of considerable complexity. The impact of any such claim on our ownership interest in the Lithium Lane Properties cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of indigenous rights in the area in which the Lithium Lane Properties is located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on our operations. Even in the absence of such recognition, we may at some point be required to negotiate with and seek the approval of holders of such interests to facilitate exploration and development work on the Lithium Lane Properties, there is no assurance that we will be able to establish a practical working relationship with the indigenous groups in the area which would allow is to ultimately develop the Lithium Lane Properties.

Opposition to our mining and business activities could disrupt our business

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition to certain mining and business activities. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavorable laws and regulations, and other rulings that could be contrary to our interests. In addition, these actions can occur in response to our activities or the activities of other unrelated entities. Opposition to our mining and business activities is beyond our control. Any such opposition may disrupt our business and may result in increased costs, which could have a material adverse effect on our business and financial condition

Volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Lithium Lane Properties.

The development of our Lithium Lane Properties is dependent on the continued growth of the lithium market, and the continued increased demand for lithium chemicals by emerging producers of electric vehicles and other users of Li-ion batteries. These producers and the related technologies are still under development and a continued sustained increase in demand is not certain. To the extent that such demand does not manifest itself, and the lithium market does not continue to grow, or existing producers increase supply to satisfy this demand, then our ability to develop our Lithium Lane Properties will be adversely affected. Our lithium exploration and development activities may be significantly adversely affected by volatility in the price of lithium. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our lithium activities not producing an adequate return on invested capital to be profitable or viable.

There can be no guarantee that our interest in the Lithium Lane Properties is free from any title defects.

We have taken all reasonable steps to ensure proper title to the Lithium Lane Properties exists. However, there can be no guarantee that our interest in the Lithium Lane Properties is free from any title defects, as title to mineral rights involves certain intrinsic risks due to the potential problems arising from the unclear conveyance history characteristic of many mining projects. There is also the risk that material contracts between us and relevant government authorities will be substantially modified to the detriment of us or be revoked. There can be no assurance that our rights and title interests will not be challenged or impugned by third parties.

Our mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies.

Our exploration programs and possible future mining operations are dependent on the adequate and timely supply of water, electricity or other power supply, chemicals and other critical supplies. If we are unable to obtain the requisite critical supplies in time and at commercially acceptable prices or if there are significant disruptions in the supply of electricity, water or other inputs to the mine site, our business performance and results of operations may experience material adverse effects.

We may experience an inability to attract or retain qualified personnel.

Our success depends to a large degree upon our ability to attract, retain and train key management personnel, as well as other technical personnel. If we are not successful in retaining or attracting such personnel, our business may be adversely affected. Furthermore, the loss of our key management personnel could materially and adversely affect our business and operations.

As our business becomes more established, it will also be required to recruit additional qualified key financial, administrative, operations and marketing personnel. There will be no guarantee that we will be able to attract and keep such qualified personnel and if we are not successful, it could have a material and adverse effect on our business and results from operations.

Failure to comply with federal, provincial and/or local laws and regulations could adversely affect our business.

Our mining operations are subject to various laws and regulations governing exploration, development, production, taxes, labor standards and occupational health, mine safety, protection of endangered and protected species, toxic substances and explosives use, reclamation, exports, price controls, waste disposal and use, water use, forestry, land claims of local people, and other matters. This includes periodic review and inspection of the Lithium Lane Properties that may be conducted by applicable regulatory authorities.

Although the exploration activities on the Lithium Lane Properties have been and, we expect, will continue to be carried out in accordance with all applicable laws and regulations, there is no guarantee that new laws and regulations will not be enacted or that existing laws and regulations will not be applied in a way which could limit or curtail exploration or in the future, production. New laws and regulations or amendments to current laws and regulations governing the operations and activities of mining or more stringent implementation of existing laws and regulations could have a material adverse effect on us and cause increases in capital expenditures costs, or reduction in levels of exploration, development and/or production.

Failure to comply with applicable laws and regulations, even if inadvertent, may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. We may also be required to reimburse any parties affected by loss or damage caused by our mining activities and may have civil or criminal fines and/or penalties imposed against us for infringement of applicable laws or regulations.

Failure to comply with environmental regulation could adversely affect our business.

All phases of our operations with respect to the Lithium Lane Properties will be subject to environmental regulation. Environmental legislation involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards may exist on the Lithium Lane Properties that are currently unknown. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the properties, or by the past or present owners of adjacent properties or by natural conditions. The costs of such cleanup actions may have a material adverse impact on our operations and future potential profitability.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations as well as environmental laws.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles.

We report our consolidated financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and United States generally accepted accounting principles, or U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our consolidated financial statements under IFRS with those companies that prepare consolidated financial statements under U.S. GAAP.

Foreign currency fluctuations could affect our profitability and the value of our assets and shareholders’ equity.

Our operations are subject to foreign currency fluctuations. Our future revenues are primarily in U.S. dollars, while some of our operating expenses and cash balances expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon our profitability and may also affect the value of our assets and shareholders’ equity.

Our assets and operations are subject to economic, geopolitical and other uncertainties.

Economic, geopolitical, and other uncertainties may negatively affect our business. Economic conditions globally are beyond our control. In addition, the outbreak of hostilities and armed conflicts between countries can create geopolitical uncertainties that may affect both local and global economies. Downturns in the economy or geopolitical uncertainties may cause future customers to delay or cancel projects, reduce their overall capital or operating budgets, or reduce or cancel orders which could have a material adverse effect on our business, results of operations and financial condition.

Our operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction, or expropriation of entitlements.

In addition, the financial markets can experience significant price and value fluctuations that can affect the market prices of equity securities and other companies in ways that are unrelated to the operating performance of these companies. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of our common shares.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

Several governments or governmental bodies have introduced or are contemplating legislative and/or regulatory changes in response to concerns about the potential impact of climate change. New legislation and increased regulation regarding climate change could potentially impose significant costs on us, and on our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs necessary to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotional and political significance and uncertainty surrounding the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will ultimately affect our financial condition, operating performance, and ability to compete. Furthermore, even without such regulation, increased awareness, and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, could be particular to the geographic circumstances in areas in which we operate and may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels, and changing temperatures. These impacts may adversely impact the cost, production, and financial performance of our operations.

As we face intense competition in the mineral exploration and exploitation industry, there can be no assurance that we will be able to compete effectively with other companies.

The mining industry, and the lithium mining sector, is very competitive. Our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment.

As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. We may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees or we may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects as well as our exploration programs may be slowed down or suspended, which may cause us to cease operations as a company.

We may be subject to potential conflicts of interest.

We may be subject to potential conflicts of interests, as certain directors of our company are, and may continue to be, engaged in the mining industry through their participation in corporations, partnerships or joint ventures, which are potential competitors of our company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of our company. Our directors and officers with conflicts of interest will be subject to the procedures set out in the related Canadian law and regulations.

We may not meet cost estimates.

A change in the timing of any projected cash flows due to capital funding or, once in production, production shortfalls or labor disruptions would result in delays in receipt of such cash flows and in using such cash to fund operating activities and, as applicable, reduce debt levels. This could result in additional loans to finance capital expenditures in the future.

The level of capital and operating cost estimates which are used for determining and obtaining financing and other purposes are based on certain assumptions and are fundamentally subject to considerable uncertainties. It is very likely that actual results for the Lithium Lane Properties will differ from our current projections, estimates and assumptions, and these differences may be significant. Moreover, experience from actual mining may identify new or unexpected conditions that could decrease operational activities, and/or increase capital and/or operating costs above, the current estimates. If actual results are less favorable than we currently estimate, our business, results from operations, financial condition and liquidity could be materially adversely affected.

We may pursue opportunities to acquire complementary businesses, which could dilute our shareholders’ ownership interests, incur expenditure and have uncertain returns.

We may seek to expand through future acquisitions of either companies or properties. Future acquisitions may require us to expend significant amounts of cash, resulting in our inability to use these funds for other business or may involve significant issuances of equity. Future acquisitions may also require substantial management time commitments, and the negotiation of potential acquisitions and the integration of acquired operations could disrupt our business by diverting management and employees’ attention away from day-to-day operations. The difficulties of integration may be increased by the necessity of coordinating geographically diverse organizations, integrating personnel with disparate backgrounds and combining different corporate cultures.

Any future acquisition involves potential risks, including, among other things: (i) mistaken assumptions and incorrect expectations about mineral properties, mineral resources and costs; (ii) an inability to successfully integrate any operation our company acquires; (iii) an inability to recruit, hire, train or retain qualified personnel to manage and operate the operations acquired; (iv) the assumption of unknown liabilities; (v) limitations on rights to indemnity from the seller; (vi) mistaken assumptions about the overall cost of equity or debt; (vii) unforeseen difficulties operating acquired projects, which may be in geographic areas new to us; and (viii) the loss of key employees and/or key relationships at the acquired project.

At times, future acquisition candidates may have liabilities or adverse operating issues that we may fail to discover through due diligence prior to the acquisition. If we consummate any future acquisitions with unanticipated liabilities or that fails to meet expectations, our business, results of operations, cash flows or financial condition may be materially adversely affected. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings and could negatively affect our balance sheet.

Legal proceedings may arise from time to time.

Legal proceedings may arise from time to time. Such litigation may be brought from time to time in the future against us. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Other than as disclosed elsewhere in this prospectus, we are not currently subject to material litigation nor have we received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, we could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort and if we are incapable of resolving such disputes favorably, the resultant litigation could have a material adverse impact on our financial condition, cash flow and results from operation.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents or reasonably re-establish pre-disturbance landforms and vegetation. To carry out reclamation obligations imposed on us in connection with exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on exploration and development programs. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

If key personnel leave our company, we would be harmed since we are heavily dependent upon them for all aspects of our activities.

We are heavily dependent on our officers and directors, the loss of whom could have, in the short-term, a negative impact on our ability to conduct our activities and could cause additional costs from a delay in the exploration and development of our Lithium Lane Properties.

The obligations associated with being a public company will require significant resources and management attention, and we will incur increased costs because of becoming a public company.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, and we expect to incur additional costs related to operating as a public company. After the completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the listing requirements of Nasdaq (if our common shares are approved for listing), each of which imposes additional reporting and other obligations on public companies. As a public company, we will be required to, among other things:

●	prepare and file annual and other reports in compliance with the federal securities laws;
●	expand the roles and duties of our board of directors and committees thereof and management;
●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;
●	institute more comprehensive financial reporting and disclosure compliance procedures;
●	involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;
●	build and maintain an investor relations function;
●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;
●	comply with the initial listing and maintenance requirements of Nasdaq; and
●	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We are subject to global economic risks.

In the event of a general economic downturn or a recession, there can be no assurance that our business, financial condition, and results of operations would not be materially adversely affected. Moreover, the occurrence of unforeseen or extended catastrophic events, including the COVID-19 pandemic, and the emergence of a future pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), could create economic and financial disruptions. These types of challenges can impact commodity prices, including for lithium, as well as currencies and global debt and stock markets. As a result of the ongoing COVID-19 pandemic, or in the case of a future pandemic or other widespread health emergency, quarantine or other requirements or circumstances may require the Company to change the way it conducts its business and operations, including require the Company to reduce or cease operations at some or all its facilities for an indeterminate period. Furthermore, our critical supply chains may similarly be disrupted for an indeterminate amount of time. All these factors could have a material impact on the Company’s business, operations, personnel and financial condition.

These types of challenges may impact our ability to obtain equity, debt, or other financing on terms commercially reasonable to us, or at all. Additionally, these types of factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these types of challenges occur, or if there is a material deterioration in general business and economic conditions, our operations could be adversely impacted, and the trading price of our securities could be adversely affected.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects that any direct impacts of the pandemic and the war in the Ukraine will be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect our business and may make it more difficult for us to raise equity or debt financing. There can be no assurance that the Company will not be impacted by future adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

Our ability to manage growth will have an impact on our business, financial condition and results of operations.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on several factors, including:

●	our ability to obtain leases or options on properties;

●	our ability to identify and acquire new exploratory prospects;

●	our ability to develop existing prospects;

●	our ability to continue to retain and attract skilled personnel;

●	our ability to maintain or enter into new relationships with project partners and independent contractors;

●	the results of our exploration programs;

●	the market price for lithium;

●	our access to capital; and

●	our ability to enter into agreements for the sale of lithium.

We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

Risks Related to This Offering and Ownership of Our Common Shares

An active trading market for our common shares may never develop or be sustained.

We have applied to list our common shares on Nasdaq. However, currently, in the United States, our common stock trades on the OTCQB. The OTCQB is an inter-dealer, over-the-counter market that provides significantly less liquidity than other national or regional exchanges. Securities traded on the OTCQB are usually thinly traded, highly volatile, have fewer market makers and are not followed by analysts. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTCQB. Quotes for stocks listed on the OTCQB are not listed in newspapers. Therefore, prices for securities traded solely on the OTCQB may be difficult to obtain and holders of our securities may be unable to resell their securities at or near their original acquisition price, or at any price.

We cannot predict at what prices our common stock will trade and there can be no assurance that an active trading market will develop or be sustained. Commencing on December 12, 2011, our common stock began trading on the CSE. We have not developed other liquidity on this exchange, and we cannot guaranty that we will do so in the future. There is a significant liquidity risk associated with an investment in the Company.

We cannot assure you that an active trading market for our common shares will develop on Nasdaq or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common shares will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common shares when desired, or the prices that you may obtain for your common shares.

The market price of our common shares may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common shares is likely to be volatile, in part because our shares have not been traded publicly on Nasdaq. In addition, the market price of our common shares may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our common shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investments community and

●	our intentions and ability to list our common shares on the Nasdaq Capital Market and our subsequent ability to maintain such listing.

The public offering price of our common shares has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common shares may prevent investors from being able to sell their common shares at or above the public offering price. As a result, you may suffer a loss on your investment.

We may not be able to satisfy listing requirements of the Nasdaq Capital Market or obtain or maintain a listing of our common shares.

If our common shares are listed on the Nasdaq Capital Market, we must meet certain financial and liquidity criteria to maintain such listing. If we violate Nasdaq listing requirements, our common shares may be delisted. If we fail to meet any of Nasdaq’s listing standards, our common shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on Nasdaq outweighs the benefits of such listing. A delisting of our common shares may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to the proceeds from this offering for exploration activities, technical studies and reports, marketing and general corporate purposes. However, we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution because of this offering.

As of March 31, 2022, our net tangible book value was approximately $6,741,746 (US$5,401,174), or approximately $0.04 (US$0.03) per share. Since the effective price per share of our common shares being offered in this offering is substantially higher than the net tangible book value per share, you will suffer substantial dilution with respect to the net tangible book value of the common shares you purchase in this offering. Based on the assumed public offering price of US$ per share being sold in this offering forth on the cover page of this prospectus, and our net tangible book value per share as of March 31, 2022, if you purchase shares in this offering, you will suffer immediate and substantial dilution of US$           per share (or US$           per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common shares. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase shares in this offering.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future as we anticipate that all cash will be used to grow our business. Therefore, holders of our common shares will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common shares could be negatively affected.

Any trading market for our common shares may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our common shares could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our shares, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common shares could be negatively affected.

The sale of shares by our directors and senior officers may adversely affect the market price for our shares.

Sales of significant amounts of common shares held by our senior officers and directors, or the prospect of these sales, could adversely affect the market price of our common shares. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Our common shares may be traded infrequently and in low volumes, which may negatively affect the ability to sell shares.

Our common shares may trade infrequently and in low volumes, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community who can generate or influence sales volume, and that even if we came to the attention of such institutionally oriented persons, they tend to be risk-averse in this environment and would be reluctant to follow an early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more advanced and viable. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near bid prices or at all if you need money or otherwise desire to liquidate your shares. Further, institutional and other investors may have investment guidelines that restrict or prohibit investing in securities traded in the over-the-counter market. These factors may have an adverse impact on the trading and price of our securities and could result in the loss by investors of all or part of their investment.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the prospectus based on foreign laws.

We are incorporated in the Province of British Columbia, Canada under The Corporations Act (British Columbia). We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, many of our directors and executive officers and the experts named in this prospectus reside outside the United States, and a significant amount of their assets are located outside the United States. As a result, service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In Canada, provincial and territorial reciprocal enforcement of judgments legislation sets out the procedure for registering foreign judgments and this procedure varies depending on the province or territory of the enforcing court. If a foreign judgment originates from a jurisdiction not captured by the applicable provincial or territorial reciprocal enforcement of judgments or enforcement of foreign judgments legislation, the foreign judgment may be capable of enforcement at common law and the party seeking to enforce the foreign judgment must commence new proceedings in the domestic or enforcing court. For more information regarding the relevant laws of Canada, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Upon the completion of this offering, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Press releases relating to financial results. Material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or
●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Although we do not currently intend to rely on these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023.

In the future, we would lose our foreign private issuer status if, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our ordinary shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under US GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline and would result in the dilution of your holdings.

Future issuances of our common shares or securities convertible into, or exercisable or exchangeable for, our common shares, or the expiration of lock-up agreements that restrict the issuance of new common shares or the trading of outstanding common shares, could cause the market price of our common shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our common shares. In all events, future issuances of our common shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our common shares. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares for up to 180 days after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our common shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our common shares.

Future issuances of debt securities, which would rank senior to our common shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our common shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of common shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common shares.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the shares in this offering, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear, because we will hold a substantial amount of cash following this offering, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material United States and Canadian Income Tax Considerations—U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Consequences” for additional information.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our common shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	expectations regarding revenue, expenses and operations;
●	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;
●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;
●	expectations regarding exploration results at the Lithium Lane Properties;
●	mineral exploration and exploration program cost estimates;
●	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;
●	receipt and timing of exploration permits and other third-party approvals;
●	government regulation of mineral exploration and development operations;
●	expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and
●	key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on several assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether because of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriters’ commissions and offering expenses payable by us, we expect to receive net proceeds of approximately US$               from this offering (or approximately US$               if the underwriters exercise the over-allotment option in full), based on an assumed public offering price of US$               per share set forth on the cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

●	$1,145,000 (US$917,321,000) will be used to fully repay a debt owing to a shareholder.

●	$1,534,601 (US$1,229,945) will be used to fund cash acquisition costs for properties previously acquired. No substantial new acquisitions are currently planned.

●	Approximately 70% of the net proceeds (approximately US$ ) will be used for exploration activities such as drilling, soil sampling. The table below outlines the salient project specific activities where exploration capital is intended to be deployed to move all properties into phase 6, which is where resource will be booked.
●	Approximately 10% of the net proceeds (approximately US$ ) for corporate purposes such as salaries, office, public company fees, audit fees, director and officer insurance premium payments or other similar uses; and
●	Approximately 10% of the net proceeds (approximately US$ ) as general corporate expenses. This would include items such as the cost of acquiring capital, underwriting discounts and commissions, and attorneys’ fees, environmental, sustainability and governance (ESG) initiatives, and marketing and promotional efforts.

Each US$1.00 increase or decrease in the assumed public offering price of US$               per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase the net proceeds that we receive from this offering by approximately US$               , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Shares—We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in our exploration business and do not anticipate paying any cash dividends on our common shares soon. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common shares. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. Further, under the terms of the BCBCA, we are prohibited from declaring or paying a dividend if our board has reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due, or the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital. See also “Risk Factors— Risks Related to This Offering and Ownership of Our Common Shares—We do not expect to declare or pay dividends in the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2022:

●	on an actual basis; and
●	on a pro forma adjusted basis to reflect the sale of common shares by us in this offering at an assumed price to the public of US$ per share set forth on the cover page of this prospectus, resulting in net proceeds to us of US$ million after deducting (i) underwriter discounts of US$ ; (ii) non-accountable expense allowance of , and (iii) our estimated other offering expenses of US$ .

The pro forma information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of our common shares and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	March 31, 2022		As adjusted
	$	US$	$	US$
Cash	$235,455	188,329
Total liabilities	1,176,332	940,889
Shareholders’ equity:
Share capital	24,164,441	19,327,928
Reserves	2,294,394	1,835,171
Deficit	(19,717,089)	(15,770,714)
Total shareholder’s equity	6,741,746	5,392,386
Total capitalization	7,918,078	6,333,275

If the underwriters exercise the over-allotment option in full, each of our as adjusted cash, share capital, total shareholders’ equity and total capitalization would be US$          , US$          , US$          , US$          , respectively.

Each US$1.00 increase or decrease in the assumed offering price per share of US$          , assuming no change in the number of shares to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately US$          and US          , respectively, if the underwriters exercise the over-allotment option in full), after deducting (i) estimated underwriter discounts, (ii) non-accountable expense allowance of          and (iii) offering expenses, in each case, payable by us.

The table above excludes the following shares:

●	12,815,000 common shares issuable upon the exercise of outstanding options under our Stock Option Plan (2021) at a weighted average exercise price of $0.249 (approximately US$0.199) per share;
●	14,499,996 common shares that are issuable under our performance share unit plan;
●	4,479,959 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.175 (approximately US$0.14) per share; and
●	up to common shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the public offering price per common share and our net tangible book value per common share after this offering. Dilution results from the fact that the assumed public offering price per common share is substantially in excess of the net tangible book value per common share attributable to the existing shareholders for our presently outstanding common shares.

Our net tangible book value was approximately $6,741,746 US$(5.401.174), or approximately $0.04 (US$0.03) per common share, as of March 31, 2022 based on the number of common shares outstanding as of that date. Our net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per share after giving effect to this offering.

After giving effect to our sale of          common shares in this offering at an assumed public offering price of US$          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2022 would have been approximately US$          , or approximately US$          per share. This amount represents an immediate increase in pro forma net tangible book value of US$          per share to existing shareholders and an immediate dilution in pro forma net tangible book value of US$          per share to purchasers of our common shares in this offering, as illustrated in the following table.

Assumed public offering price per common share	US$
Net tangible book value per common share at March 31, 2022	US$	0.03
Pro forma net tangible book value per common share after this offering	US$
Increase in net tangible book value per common share to the existing shareholders	US$
Dilution in net tangible book value per common share to new investors in this offering	US$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per common share, as adjusted to give effect to this offering, would be US$          per share, and the dilution in pro forma net tangible book value per share to new investors purchasing common shares in this offering would be US$          per share.

A $1.00 increase (decrease) in the assumed public offering price of US$          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$          , the net tangible book value per common share after giving effect to this offering by US$          per common share and the dilution in net tangible book value per common share to new investors in this offering by US$          per common share, assuming no change to the number of common shares offered by us as set forth on the cover page of this prospectus, no exercise of over-allotment option and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual public offering price of our common shares and other terms of this offering determined at pricing.

The following tables summarize the differences between our existing shareholders and the new investors with respect to the number of common shares purchased from us in this offering, the total consideration paid and the average price per common share paid at an assumed public offering price of US$          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses (assuming no exercise of the over-allotment option). As the table shows, new investors purchasing shares in this offering may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing shareholders.

	Share Purchased (post-consolidation)		Total Consideration			Average
	Number	%	Amount	%		Price Per Share
Existing shareholders			US$		%	US$
New investors			US$		%	US$
Total			US$		%	US$

The table above excludes the following shares:

●	12,815,000 common shares issuable upon the exercise of outstanding options under our Stock Option Plan (2021) at a weighted average exercise price of $0.249 (approximately US$0.199) per share;
●	14,499,996 common shares that are issuable under our performance share unit plan;

●	4,479,959 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.175 (approximately US$0.14) per share; and
●	up to common shares issuable upon exercise of the representative’s warrants issued in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements because of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The consolidated financial statements for the years ended March 31, 2022 and 2021 are prepared pursuant to IFRS and in accordance with the standards of the U.S. Public Company Accounting Oversight Board. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our consolidated financial statements to U.S. generally accepted accounting principles.

The management’s discussion and analysis of the financial condition and results of operations (“MD&A”) of the Company for the years ended March 31, 2022 an should be read in conjunction with the audited consolidated financial statements of Foremost Lithium Resource & Technology Ltd. (formerly Far Resources Ltd.) (“Far” or the “Company”) for the year ended March 31, 2022 with the related notes thereto.

All figures are in Canadian dollars, unless otherwise noted.

Overview

We are an exploration stage company engaged in lithium exploration in the Province of Manitoba, Canada focused and committed to become one of the first North American companies to produce SC6 used to produce high quality battery-grade LiOH. LiOH is a strategic battery mineral mainly consumed in the production of cathode materials for Li-ion batteries. Li-ion batteries power the daily use of consumer electronics, enable electrification of the transportation sector, and provide stationary grid storage, critical to developing a clean-energy economy.

Overall Performance

I.	Principal business and corporate history

Foremost Lithium Resource & Technology Ltd. (formerly FAR Resources Ltd.) was incorporated under the BCBCA on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022. The Company currently has two wholly owned subsidiaries, Sequoia Gold & Silver Ltd., a British Columbia Company (“Sequoia”), and Sierra Gold & Silver Ltd, a New Mexico company (“Sierra”). Sequoia is inactive and has no assets. Sierra holds the Company’s Winston property in New Mexico, USA.

Our corporate address is Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada. Our company email address is info@foremostlithium.com. Our registered office is located at Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Our primary focus is currently conducting exploration for lithium at our Lithium Lane Properties. Our objective is to develop a world-class lithium mine in the mining friendly Canadian province of Manitoba and to provide SC6 to LiOH producers in North America, strategically located to supply the U.S. “Auto Alley” and the European battery market via our nearby access to the Hudson Bay Railway and the Port of Churchill. With our commitment to the environment, corporate social responsibility and sustainability, we aim in the longer term to derive substantial revenues from the sale of SC6 to LiOH producers that sell to the growing electric vehicle and stationery (e.g., residential, utility and industrial) battery storage markets in the U.S. and abroad. With access to renewable energy produced in Manitoba, we expect to supply lithium processed exclusively with the benefit of power produced from fully sustainable, local sources.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our common shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

Comparison of the year ended March 31, 2022 and 2021

During the year ended March 31, 2022, the Company earned no revenue and had a comprehensive loss of $4,150,922 (US$3,325,526) (2021 - $2,612,308 (US$2,092,860)).

Total expenses for the year ended March 31, 2022, were $4,073,745 (US$3,263,696) compared to $2,627,643 (US$2,105,146) for the corresponding year ended March 31, 2021.

The table below details the significant changes in major expenditures from 2022 and 2021.

Expenses	Year Ended March 31, 2022	Year Ended March 31, 2021	Explanation for Change Increase / Decrease in Expenses
Consulting	$219,743 (US$176,048)	$115,905 (US$92,858)	Increased due to increased business advisory services rendered in the current year.
Management Fees	$375,264 (US$300,644)	$73,000 (US$58,484)	Increased primarily due to amounts paid to the former CEO and CFO.
Office	$146,159 (US$117,096)	$202,175 (US$143,350)	Decreased due to interest expenses on the outstanding balance of accounts payable in the prior year.
Professional Fees	$443,264 (US$355,123)	$178,630 (US$300,644)	Increased primarily due to an increase in legal fees relating to changes in management, name change and financing.
Share-based payments	$2,482,219 (US$1,988,639)	$1,782,851 (US$1,428,338)	Increased due to more share options and PSU’s granted and vested during the current year.
Transfer agent and filing fees	$85,914 (US$68,830)	$34,596 (US$27,717)	Increased due to more exploration and fundraising activities which resulted in higher filing fees incurred.
Travel	$53,806 (US$43,107)	$-	Increased due to increased travel during the current year.

During the year ended March 31, 2022, the Company recorded forgiveness of debt of $93,658 (US$75,034) (2021 - $Nil). The increase was due to the Company reaching a settlement agreement with a vendor regarding an outstanding balance during the current year.

The Company incurred $Nil unrealized loss on long-term investments during the year ended March 31, 2022 (2021 - $3,000 (US$2,403) related the value of certain shares of Alchemist Mining Inc. being held by the Company for investment purposes. See Note 4 of the Company’s Financial Statements accompanying this MD&A.

Comparison of the three months ended March 31, 2022 and 2021

During the three months ended March 31, 2022, the Company earned no revenue and had a comprehensive loss of $3,034,432 (US$2,437,456) (2021 - $1,335,136) (US$1,069,649).

Total expenses for the three months ended March 31, 2022, were $2,860,767 (US$2,291,914) compared to $1,341,394 (US$1,074,663) for the corresponding three months ended March 31, 2021.

The table below details the significant changes in major expenditures from 2022 and 2021.

Expenses	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021	Explanation for Change Increase / Decrease in Expenses
Consulting	$76,942 (US$61,642)	$92,257 (US$73,912)	Decreased due to decreased business advisory services rendered in the current period.
Investor Relations	$45,939 (US$36,804)	$200,175 (US$160,371)	Decreased primarily as a result of the Company using less marketing and investor relations consultants during the current period.
Management Fees	$61,885 (US$49,579)	$-	Increased primarily due to amounts paid to the former CEO and CFO.
Office	$31,558 (US$25,283)	$178,668 (US$143,141)	Decreased due to interest expenses on the outstanding balance of accounts payable in the prior period.
Professional Fees	$236,604 (US$189,556)	$56,215 (US$45,037)	Increased primarily due to an increase in legal fees relating to the replacement of the board of directors, change in management and name change.
Share-based payments	$2,333,019 (US$1,869,107)	$800,801 (US$641,565)	Increased due to more share options and PSUs granted and vested during the current period.
Transfer agent and filing fees	$41,296 (US$33,084)	$13,278 (US$10,638)	Increased due to more exploration and fundraising activities which resulted in higher filing fees incurred.
Travel	$33,524 (US$26,858)	-	Increased due to increased travel during the current period

During the year ended March 31, 2022, the Company recorded forgiveness of debt of $100,355 (US$80,400) (2021 - $Nil). The increase was due to the Company reaching a settlement agreement with a vendor regarding an outstanding balance during the current year.

The Company incurred $Nil unrealized loss on long-term investments during the three months ended March 31, 2022 (2021 - $3,000 (US$2,403)) related the value of certain shares of Alchemist Mining Inc. being held by the Company for investment purposes. See Note 4 of the Company’s Financial Statements accompanying this MD&A.

Summary of Annual Results

	2022	2021	2020
Revenue	$-	$-	$-
Loss and comprehensive loss for the year	4,150,922	2,612,308	2,269,968
Total assets (Note 1)	7,918,078	6,924,574	6,152,955

Note 1: During the year, management determined that there was an error pertaining to exploration and evaluation and accounts payable and accrued liabilities.  This error was a result of the under accrual of option payments required on the Company’s Winston mineral property. The impact to increase assets compared to the previously reported total assets in our previously issued MD&A are: 2021: $231,555; 2020: $216,354.

During the year ended March 31, 2022, loss and comprehensive loss increased to $4,150,922 (US$3,325,526) compared to $2,612,308 (US$2,092,860) for the year ended March 31, 2021. The increased was primarily due to increased personnel due to change in management and granting of options during the current year. During the year ended March 31, 2022, total assets increased to $7,918,078 (US$6,343,597) compared to $6,924,574 (US$5,547,648) for the year ended March 31, 2021. The increase was primarily due to prepaid expenses and deposits at year end due to timing and terms of payment and exploration expenditures incurred on all three properties the Company owns.

During the year ended March 31, 2021, total assets increased to $6,924,574 (US$5,547,648) compared to $5,936,601 (US$4,756,130) for the year ended March 31, 2020. The increase was primarily due to issuing of common shares pursuant to the completion of private placements and exercise of options and warrants and acquisition costs, geological and consulting services incurred during the year at the Winston property.

Summary of Quarterly Results

A summary of selected financial information for the eight most recently completed quarters is set out below and should be read in conjunction with the Company’s consolidated Interim Financial Statements and related notes for such periods (Note 2):

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	June 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020
Revenue	$-	$-	$-	$-	$-	$-	$-	$-
Expenses	2,860,767	826,797	128,491	257,690	1,341,394	669,094	117,501	499,654
Total comprehensive loss	3,034,432	746,581	123,152	246,757	1,335,136	660,466	114,444	502,262
Loss per share – basic and diluted (1)	(0.02)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)
Total assets	7,918,078	7,704,225	6,940,821	7,024,556	6,924,574	6,540,539	6,335,170	6,289,277
Total liabilities*	1,176,332	1,433,198	982,819	1,136,174	1,175,065	1,144,662	1,192,589	1,283,422
Total equity	$6,741,746	$6,271,027	$5,860,193	$5,888,382	$5,749,509	$5,395,877	$5,142,581	$5,045,855
Weighted average number of common shares outstanding (1)	175,770,983	163,727,870	158,377,273	157,331,247	151,617,833	137,178,870	132,100,656	131,540,368

Note 1: Based on the weighted average number of common shares outstanding during the period.

Note 2: During the year, management determined that there was an error pertaining to exploration and evaluation and accounts payable and accrued liabilities.  This error was a result of the under accrual of option payments required on the Company’s Winston mineral property.  Quarterly total assets and total liabilities have been restated as compared to the amounts reported in our previously issued quarterly MD&A and condensed quarterly consolidated financial statements.  There was no impacts on operating income or net income from these changes, and no changes in working capital and cash flow.

The quarterly impact to increase total assets and total liabilities compared to the previously reported total assets and liabilities in our previously issued quarterly MD&A and condensed quarterly consolidated financial statements, in each of the periods above, are: December 31, 2021: $254,358 (US$203,780), September 30, 2021: $246,757 (US$197,690); June 30, 2021: $239,156 (US$191,601); March 31, 2021: $231,555 (US$185,511); December 31, 2020: $224,388 (US$179,769); September 30, 2020 $216,787 (US$173,680); June 30, 2020 $224,388 (US$179,769).

During the quarter ended March 31, 2022, expenses increased to $2,860,767 (US$2,291,914) compared to $826,797 (US$662,391) for the quarter ended December 31, 2021. The increase was primarily attributable to management fees of $61,885 (US$49,579) (December 31, 2021 - $213,179 (US$170,789)), share-based payments of $2,333,019 (US$1,869,107) (December 31, 2021 - $149,200 (US$119,532)), and forgiveness of debt $100,355 (US$80,400) (December 31, 2021 - $Nil).

During the quarter ended December 31, 2021, expenses increased to $826,797 (US$662,391) (compared to $128,491 (US$102,941) for the quarter ended September 30, 2021). The increase was primarily attributable to investor relations of $137,434 (US$110,106) (September 30, 2021 - $14,003 (US$11,219)) due to the Company’s effort to raising awareness in the market, management fees of $213,179 (US$170,789) (September 30, 2021 - $50,100 (US$40,138)), professional fees of $143,049 (US$114,604) (September 30, 2021 - $21,858 (US$17,512)) due to an increase in legal fees relating to the replacement of the board of directors and change in management and share-based payments of $149,200 (US$119,532) (September 30, 2021 - $Nil) for options granted.

During the quarter ended September 30, 2021, expenses decreased to $128,491 (US$102,941) compared to $257,690 (US$206,449) for the quarter ended June 30, 2021. The decrease was primarily attributable to consulting of $16,711 (US$13,388) (June 30, 2021 - $73,656 (US$59,010)) due to the timing of consulting fees recorded, investor relations of $14,003 (US$11,219) (June 30, 2021 - $70,000 (US$56,081)) and professional fees of $21,858 (US$17,512) (June 30, 2021 - $41,753 (US$33,451)).

During the quarter ended June 30, 2021, expenses decreased to $257,690 (US$206,449) compared to $1,341,394 (US$9,086,199)for the quarter ended March 31, 2021. The decrease was primarily attributable to investor relations of $70,000 (US$56,081) (March 31, 2021 - $200,175 (US$160,371)), office of $12,137 (US$9,724) (March 31, 2021 - $178,668 (US$143,141)) due to interest expenses on the outstanding balance of accounts payable during the comparative period and share-based payments of $Nil (March 31, 2021 - $800,801 (US$641,565)) for options granted.

During the quarter ended March 31, 2021, expenses increased to $1,341,394 (US$1,074,663) compared to $669,094 (US$536,047) for the quarter ended December 31, 2020. The increase was primarily attributable to investor relations of $200,175 (US$160,371) (December 31, 2020 - $494 (US$396)), office of $178,668 (US$143,141) (December 31, 2020 - $5,522 (US$4,424)) due to interest expenses on the outstanding balance of accounts payable and share-based payments of $800,801 (US$641,565) (December 31, 2020 - $642,263 (US$514,551)) for options granted.

During the quarter ended December 31, 2020, expenses increased to $669,094 (US$536,047) compared to $117,501 (US$94,136) for the quarter ended September 30, 2020. The increase was primarily due to share-based payments of $642,263 (US$514,551) (September 30, 2020 - $5,957 (US$4,772)) for options granted.

During the quarter ended September 30, 2020, expenses decreased to $117,501 (US$94,136) compared to $499,654 (US$360,151) for the quarter ended June 30, 2020. The decrease was primarily due to share-based payments of $5,957 (US$4,772) (June 30, 2020 - $333,830 (US$271,455)) for options granted.

Liquidity and Capital Resources

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2022, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast significant doubt as to the ability of the Company to meet its obligations as they come due, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays during business, including potential delays to its business plans and activities, and continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital. These uncertainties raise substantial doubt upon the Company’s ability to continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022.  While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

	As at March 31, 2022	As at March 31, 2021
Working capital (deficit) (Note 1)	$(667,829) (US$535,034)	$(522,163) (US$418,333)
Deficit	$(19,717,089) (US$15,796,418)	$(15,600,786) (US$12,498,627)

Note 1: During the year, management determined that there was an error pertaining to exploration and evaluation and accounts payable and accrued liabilities.  This error was a result of the under accrual of option payments required on the Company’s Winston mineral property. The impact to working capital (deficit) compared to the previously reported working capital (deficit) in our previously issued MD&A is $231,555 (US$185,511) for 2021.

Net cash used in operating activities for the year ended March 31, 2022 was $1,402,469 (US$1,123,593) compared to $802,922 (US$643,264) used during the year ended year ended March 31, 2021. The difference was primarily due to share-based payments related to options and being granted and changes in non-cash working capital items.

Net cash used in investing activities for the year ended March 31, 2022 was $891,408 (US$714,155), compared to net cash used in was $313,961 (US$251,531) during the year ended March 31, 2022, and consisted of acquisition costs and property expenditures during the year.

Net cash provided by financing activities for the year ended March 31, 2022 was $2,137,119 (US$1,712,161) compared to $1,505,889 (US$1,206,448) during the year ended March 31, 2021. The increase was due to proceeds from private placements and from options and warrants exercised during the current year.

As of the date of the MD&A, the Company is continuing its exploration programs on the Zoro, Jean Lake and Grass River Lithium Projects. The Company intends to use available working capital and may issue additional common shares to cover the cost of this program.

The Company also has certain ongoing option/property payments and maintenance fees/taxes associated with its Zoro, Jean Lake, Grass River, and Hidden Lake Lithium Projects; and the Winston Property as more particularly described in “Overall Performance” above.

During the period from April 1, 2021 to August 18, 2022, the Company:

●	issued 9,335,000 common shares upon exercise of options for gross proceeds of $850,575 (US$681,441).

●	issued 11,279,156 common shares upon exercise of warrants for gross proceeds of $1,015,956 (US$594,367).

●	closed a non-brokered private placement of 2,008,324 units at $0.17 (US$0.14) per unit for gross proceeds of $341,415 (US$273,526). Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $0.25 (US$0.20) per share.

●	issued 250,000 common shares at a value of $25,000 (US$20,029) as part of the acquisition payments for the Jean Lake Option Agreement.

●	issued 559,701 common shares at a value of $69,963 (US$56,051) as part of the acquisition payments for the Zoro North Option Agreement.

●	closed a non-brokered private placement of 2,390,000 units at $0.105 (US$0.08) per unit for gross proceeds of $250,950 (US$201,050). Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.13 (US$0.10) per share.

●	issued 408,884 common shares valued at $42,933 (US$34,396) to settle debt with a non-related party.

●	reinstated 200,000 options previously forfeited.

●	issued 1,000,000 common shares valued at $380,000 (US$304,438) to settle $279,644 (US$224,038) of debt with a non-related party and recorded $100,356 (US$80,401) as loss on the settlement.

●	issued 1,500,000 common shares valued at $532,500 (US$426,614) pursuant to PSU redemption to a related party.

●	issued 526,316 common shares at a value of $100,000 as part of the acquisition payment for the Peg North Option Agreement.

●	closed a non-brokered private placement of 4,887,668 flow-through common shares at $0.34 per common shares for gross proceeds of $1,661,807. Cash finder’s fees of $98,000 were paid on the financings and the Company issued 288,235 share purchase finders warrants. Each finders warrant entitles the holder to purchase one common share at a price of $0.20 for a two-year period.

●	issued 18,181 common shares at a value of $6,000 as part of the acquisition payment for the Jol Lithium Option Agreement.

●	entered into a loan agreement to borrow $1,145,520, inclusive of a prior advance of $145,520 (“Initial Advance”) included in accounts payable and accrued liabilities. The loan accrues interest at a rate of 8.35%, payable monthly, including an aggregate of $5,134 accrued to date on the Initial Advance, and matures on May 10, 2023.

●	issued 833,600 common shares upon exercise of warrants for gross proceeds of $112,400.

●	issued 526,316 common shares at a value of $73,684 as part of the acquisition payments for the Peg North Option Agreement.

●	issued 2,688,889 common shares upon exercise of warrants for gross proceeds of $201,667.

●	issued 18,181 common shares pursuant to a property option agreement.

●	closed a non-brokered private placement of 4,887,668 flow-through common shares at $0.34 per common shares for gross proceeds of $1,661,807. Cash finder’s fees of $98,000 were paid on the financings and the Company issued 288,235 share purchase finders warrants. Each finders warrant entitles the holder to purchase one common share at a price of $0.20 for a two-year period.

Related Party Transactions

For the year ended March 31, 2022
Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
CEO	$50,664	$607,784	$658,448
CFO	12,000	227,919	239,919
Director	12,000	227,919	239,919
Former CEO	158,650	-	158,650
Former CFO	141,950	-	141,950
	$375,264	$1,063,622	$1,438,886

For the year ended March 31, 2021
Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
Former Directors	$18,000	$16,089	$34,089
Former CEO	5,000	141,267	146,267
Former CEO	45,000	16,089	61,089
Former CFO	5,000	141,267	146,267
	$73,000	$314,712	$387,712

The amounts due to related parties included in accounts payable and accrued liabilities are as follows:

	As at March 31, 2022	As at March 31, 2021
Due to CEO	$30	$-
Due to former CEO	-	1,461
Due to former CEO	80,997	80,997
Due to former CFO	-	3,808
Due to former directors of the Company	18,000	18,000
	$99,027	$104,266

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

On May 4, 2022, the Company borrowed $1.145 million from a shareholder that is a related party. The loan bears interest at 8.5% payable monthly and matures May 5, 2023.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest Rate Risk

The Company has cash balances and interest-bearing debt. The Company’s cash does not have significant exposure to interest.

Foreign Currency Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could influence the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

We estimate that we will receive net proceeds of approximately US$            million in this offering, based upon an assumed public offering price of US$            per share, assuming no exercise of the over-allotment option and after deducting underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us. If we convert the full amount of the net proceeds from this offering into Canadian dollars, a 10.0% appreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$            per US$1.00 as of December 31, 2021 to a rate of C$            per US$1.00, will result in an increase of approximately C$            in our net proceeds from this offering. Conversely, a 10.0% depreciation of the U.S. dollar against the Canadian dollar, from the exchange rate of C$            per US$1.00 as of December 31, 2021 to a rate of C$            for $1.00, will result in a decrease of C$            in our net proceeds from this offering.

Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Critical Accounting Policies

The following discussion relates to critical accounting policies for our company. The preparation of consolidated financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our consolidated financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often because of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to consolidated financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements:

Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the consolidated financial statements.

Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax assets and liabilities, and tax planning initiatives.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and cash equivalents. Cash equivalents are short-term, highly liquid holdings that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company does not currently hold any cash equivalents.

Foreign currency translation

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates.  Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the parent entity and Sequoia Gold & Silver Ltd. is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.  The functional currency of Sierra Gold & Silver Ltd. is the United States dollar.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation as follows:

(i)             Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

(ii)            Income and expenses for each statement of comprehensive income (loss) are translated at the average exchange rate for the period; and

(iii)           All resulting exchange differences are recognized in other comprehensive income (loss) as cumulative translation adjustments.

Exchange differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation are also recognized in a separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in this separate component of equity is recognized in profit or loss.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period the expense costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as a reduced depreciation expense over the expected useful life of the asset.

Mineral properties – exploration and evaluation assets

Pre-exploration costs

Pre-exploration costs are expensed in the year in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, all costs related to the acquisition, exploration and evaluation of the property are capitalized. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

The Company enters into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for as a gain on disposal.

The Company accounts for mining tax credits on a cash basis and are applied as a reduction to capitalized exploration costs.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Decommissioning obligations:

The Company’s activities may give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Contingencies

A contingent liability is a possible obligation, and a contingent asset is a possible asset, that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability may also be a present obligation that arises from past events that is not recognized because it is not probable that an outflow of economic resources will be required to settle the obligation or the amount of the obligation cannot be measured reliably.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s long-lived assets, including mineral property interests, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flows characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

Fair value through profit or loss (“FVTPL”) – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Fair value through other comprehensive income (“FVTOCI”) - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Long-term investment	FVTPL
Net investment in sublease	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Lease obligation	at amortized cost
Short-term loans payable	at amortized cost
Long-term loans payable	at amortized cost

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

Impairment of financial assets at amortized cost

The Company recognizes the expected credit losses (“ECL”) model on a forward-looking basis on financial assets that are measured at amortized cost, contract assets and debt instruments carried at FVTOCI.

At each reporting date, the Company measures the ECL for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the ECL for the financial asset at an amount equal to twelve month expected credit losses. The Company applies the simplified method and measures a loss allowance equal to the lifetime expected credit losses for trade receivables.

The Company recognizes in profit and loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The loss allowance was $Nil as at March 31, 2022.

Derecognition of financial assets and financial liabilities

A financial asset is derecognized when the contractual right to the asset’s cash flows expire; or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its obligations are discharged, cancelled or expired.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the year ended March 31, 2022, 11,965,000 (2021 – 11,600,000) stock options, 14,067,213 (2021 – 17,425,556) warrants and 12,499,996 (2021 – Nil) performance share units were not included in the calculation of dilutive earnings per share as their inclusion was anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants.  An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized in share-based payment reserve over the vesting period. Consideration paid for the shares along with the fair value recorded in share-based payment reserve on the exercise of stock options is credited to capital stock. When vested options are cancelled, forfeited, or are not exercised by the expiry date, the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit). The Company estimates a forfeiture rate and adjusts the corresponding expense each period based on an updated forfeiture estimate.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.  Otherwise, share-based payments are measured at the fair value of goods or services received. Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

For performance share units and stock options with vesting containing a market condition, the grant date fair value is measured using the Monte Carlo model to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The expense recognized for performance-based stock-options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The fair value is recognized straight line over the life of the performance share units or stock options which vest based on a market condition. Upon achieving a market condition, the awards shall vest and any unvested fair value related to the vested awards will be accelerated and recognized.

Share issue costs

Share issue costs are deferred and charged directly to capital stock on completion of the related financing. If the financing is not completed, share issue costs are charged to operations. Costs directly identifiable with the raising of capital will be charged against the related capital stock.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date.  The balance, if any, was allocated to the attached warrants.  Any fair value attributed to the warrants is recorded as reserves.

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest.  Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability.  Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs.  The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability.  Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

When the Company enters into a sublease, it determines at lease inception date whether each sublease is a finance lease or an operating lease based on whether the contract transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the sublease is a financial lease: if not then it is an operational lease.

For financial leases, and when the Company acts as intermediate lessor, it recognizes a sublease receivable and derecognizes the right-of-use assets relating to the head lease that it transfers to the sub leases. Right-of-use assets and net investment in sublease receivables relating to the subleases are measured in the same way as the right-of-use assets and lease liabilities for the head lease, using the same discount rate for the actualization of future payments to be received.

New accounting standards issued and effective

Certain new standards, interpretations, and amendments to existing standards have been issued by the IASB or IFRC that are mandatory for accounting years beginning on or after January 1, 2022. New accounting pronouncements that are not applicable or are not consequential to the Company have been excluded in the preparation of these consolidated financial statements.

A number of new standards, and amendments to standards and interpretations, are not effective for the year ended March 31, 2022, and have not been early adopted in preparing these consolidated financial statements. The following accounting standards and amendments are effective for future periods:

i)	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) - The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (example would be the allocation of the depreciation charge for property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022.

ii)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

The Company was incorporated as FAR RESOURCES LTD. under the BCBCA on July 7, 2005 (Number: BC0729352). The Company changed its name to Foremost Lithium Resource & Technology Ltd. on January 4, 2022. The Company currently has two wholly owned subsidiaries: Sequoia Gold & Silver Ltd. (“Sequoia”), a British Columbia Company, and Sierra Gold & Silver Ltd, a New Mexico company (“Sierra”). Sequoia is inactive and has no assets. Sierra holds the Company’s Winston property in New Mexico, USA.

Our Corporate Structure

The chart below presents our corporate structure:

The registered office of the Company is Suite 2500 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1K8 Canada. The Company is a Canadian natural resource exploration company engaged in the exploration and development of mineral resources

Our Claims History

Foremost is an exploration company focused primarily on the development of our 100% owned portfolio of four properties in the historic and preeminent mining center of Snow Lake, Manitoba, Canada. Our primary assets are (1) the Zoro Property; (2) the Jean Lake Property (including Claim MB3530); (3) the Grass River Property; and (4) the Peg North Property. We refer to these assets as the Lithium Lane Properties. The Company is also the operator and has a 60% joint venture interest in the Hidden Lake Lithium Property in the North West Territories, Canada and a 100% interest in The Winston Property, New Mexico USA.

The Lithium Lane Properties cumulatively encompass a total of 77 claims covering 43,031 acres, or 17,414 hectares of Tier 1 pegmatite fields located on or abutting the host Crowduck Bay fault structure. To date, we have invested approximately $6,000,000 of capital in the Lithium Lane Properties and historical drilling on the Lithium Lane Properties has been limited to the Zoro Property. To prove our lithium resource on the Lithium Lane Properties, we will need to engage in a drilling program that will require additional capital expenditure for each of the four Lithium Lane Properties. We expect that this offering will provide us with the funds needed to complete our planned exploration drilling program so that we can decide which of the properties to focus on first to move forward to a PEA.

The Winston gold silver project has promising geology but is non-core for the Company at this stage given the Company’s focus on its Lithium Lane properties. A entity that was funded and had a geologist focussed on the project could look for opportunities to expand the claims and execute an exploration program that could unlock significant value from this. The Company will consider options to enable value to be unlocked including a spin out or joint venture with precious metals focussed participants.

Below is a summary of the claim’s history for each of the respective properties:

450,000 mE
457,500 mE
465,000 mE
472,500 mE
480,000 mE
Powerline
Rivers
Lakes
Zoro Lithium Property
Zoro North
Green Bay Option
Zoro 1
Jean Lake Lithium-Gold Property
GRC Lithium Property
Peg North Lithium Property
Manitoba_Competitor Claims
Foremost Claims
Prov. of Manitoba
FOREMOST LITHIUM
Foremost Lithium Snow Lake Properties
Snow Lake, Manitoba
Claim Status
0
5
kilometers
April 25, 2022
Nad 83, Zone 14

Figure 1 - Land map which depicts the Company's cumulative land position in Snow Lake pegmatite fields located in Manitoba, Canada

Zoro Property, Manitoba, Canada

The Company completed the acquisition of the Zoro 1 mineral claim on May 9, 2017, in consideration for common shares of the Company and a non-interest-bearing promissory note for $100,000 that was paid in due course. Subsequently, the Company entered into an option agreement to increase the size of the property by acquiring an undivided 100% interest in all lithium-bearing pegmatite dykes on Claim Jake 3558 (P3558F) and a 350-metre-wide strip along the northeast edge of claim Jake 3558 and a portion of adjacent claims Bert 6304 (MB6304) and Bert 797 (MB797). The claims are contiguous with the Zoro 1 claim. In addition, the Company entered into a second option agreement to expand the property by an additional 2200 hectares by including claims Jake 9 (P3031F), Jake 1054 (MB 1054), Jake 2655 (MB 2655), Jake 3557 (MB 3557), Jake 54199 (W54199), Jake 10 (P3032F), Jake 2412 (MB 2412), Jake 2413 (MB 2413), Jake 54745 (W54745), CRO 5734 (MB 5734). Finally, the Company has acquired claims BAZ 12131 (MB12131) and BAZ 12133 (MB12133), resulting in the total area of the property as 3005 hectares.

On April 28, 2016 (the “Zoro Option Agreement”), the Company was granted the sole and exclusive right and option (the “Zoro Option”) to acquire a 100% right, title, estate and interest in and to the Zoro mining claim situated in the Province of Manitoba (the “Zoro Property”) and held in the name of Dalton Bruce Dupasquier. To date, the Company paid the sum of $16,666.66 cash and issued a total of 333,333 common shares to each of the Optionors. To maintain the Zoro Option, the Company paid the Optionors an aggregate additional consideration of $300,000.

The remaining fifteen claims on the Zoro property were optioned from Strider Resources Limited. To earn a 100% interest in the property the Company was required to pay $250,000 in cash, $250,000 in stock and accumulated $200,000 in exploration expenditures by the end of 48 months and an accumulated total of $500,000 on Exploration Expenses by the end of the first 84 months. In addition, the optioner retains a 2% NSR on the claims. The Company has satisfied all iits cash payment and expenditure requirements. Upon exercising the first option, the Second Option can be exercised by making a cash payment to the Optionor of $1,000,000, together with all accrued but unpaid NSR at the time, prior to the commencement of Commercial Production (the “Second Option Payment”);

The Optioned Interest provides indirect right, title, and interest in and to all lithium bearing pegmatite dykes contained in, on or under the Property and including, without limitation, all related commercial pegmatite minerals ("Pegmatite Minerals"). The option interest does not include any interest in gold and other precious metals or minerals or ore containing same, base metals or minerals or ore containing same, diamonds, garnets, amphiboles and talc in or on the Property.

Geological Setting

The Zoro Lithium Project is underlain by ocean floor volcanic rocks of the Roberts Lake allochthon and lesser amounts of Missi Group sedimentary rocks. The Ocean Floor rocks comprise mafic volcanic and related intrusions and the Missi Group consists of sandstone, siltstone, mudstone, and quartzo-feldspathic gneiss and migmatite. The Ocean Floor mafic volcanic rocks adjacent to the pegmatite dykes consist of a fine to medium-grained strongly foliated dark green lithology. These andesitic to basaltic lithologies are locally interbedded with volcaniclastic sedimentary rocks and all are intruded by a quartz-phyric granite intrusion (Figure 3).

Pegmatite dykes generally strike northwest to north-northwest with steep dips and crosscut the regional foliation at a low angle. The dykes tend to be concentric in internal structure and the grain size of the constituent minerals (potassium feldspar, quartz, spodumene and black tourmaline) coarsens towards the center of the dykes. This pattern may be locally interrupted by patches of saccharoidal albite, large muscovite aggregates and coarse albite stringers with garnet and beryl. Spodumene is concentrated in the cores of the dykes. Some of the dykes have been split into sub-parallel veins by post-emplacement tectonic activity.

Approach to Exploration

Integrated exploration on the project consists of soil and rock geochemical surveys, drone magnetic surveys, LIDAR surveys, prospecting, and mapping all followed-up with diamond drilling. This has led to the discovery of 16 previously unknown spodumene-bearing pegmatite dykes and the delineation of multiple lithium targets. To date, 70 drill holes for 9,915 m have been completed on the property.

Source of Lithium

The principal source of lithium on the property is spodumene-bearing Dyke 1 with an inferred resource of 1,074,567 tonnes at 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm Ga, 1212 Rb, and 43 ppm Ta at a 0.3 percent Li2O cut-off .1 Please refer to the Company’s NI 43-101 Technical Report titled “NI 43-101 Technical Report on the Zoro Lithium Project, Snow Lake, Manitoba” dated effective July 6, 2018, prepared by Dr. Mark Fedikow, P. Geo, and Scott Zelligan P. Geo. Tantalum mineralization has also been intersected in Dyke 1 with an assay of 0.113% Ta2O5 (cf. November 1, 2017 news release). Elsewhere on the property assays of 2.42% to 7.28% Li2O have been documented from spodumene-bearing pegmatite Dyke 5 on the property3 (cf. Green Bay Mining and Exploration Ltd. Corporation File).

Metallurgy

A preliminary metallurgical test was conducted to determine possible concentrate grade recoverable from the Zoro dyke-1 deposit in 2020. Preliminary metallurgical testing by SGS Canada Inc. of a spodumene concentrate from Dyke 1 indicates that a high-grade (6% Li2O) lithium concentrate can be produced from Dyke 1 mineralization using industry standard methods.

Automated mineralogy, coupled with geochemical analyses and mineral chemistry, provide valuable quantitative data that can be used to guide the test work and explain recoveries and potential losses. Spodumene is the primary lithium mineral in the Zoro Pegmatite and accounts for 96% of the total lithium. Lithium losses due to other than spodumene host minerals will be minimal and favor the project. Furthermore, liberation of spodumene is 88% for the calculated head for a P80 of 600 μm. Therefore, flotation can be conducted at relatively coarse particle size to recover the spodumene. Liberation of gangue minerals including quartz (89%), Na- and K-feldspars (94%), and micas (82%) is very good. These can theoretically be rejected. Preliminary test work, HLS and combined with magnetite separation, tests indicate that it is possible to produce a high-grade (close to 6% Li2O) SC6 lithium concentrate after the rejection of iron silicate minerals. Thus, most of the spodumene should be amenable to recovery by HLS and/or flotation. The mineralogical characteristics of the pegmatite favor the economic potential of the project. However, additional metallurgical test work is currently being conducted by the Company to evaluate the DMS and flotation recovery of spodumene. No engineering studies have been conducted however, given the sub vertical nature of the deposit, underground mining is anticipated to be the method of extraction.

Recent Exploration

Lithium

In 2022, a ten-hole 1,509-meter drill program was undertaken to test Mobile Metal Ion ("MMI") soil geochemical anomalies and assess the deeper levels of high-grade spodumene pegmatite Dyke 8 discovered in 2018.

The sixteenth spodumene-bearing pegmatite dyke on the Zoro property was discovered during this program. It was intersected by two drill holes (c.f. April 26, 2022, news release). DDH FM22-70 drilled at -50 degrees inclination intersected two pegmatite intercepts totaling 4.9 meters with up to 15% light green spodumene crystal aggregates. A second hole, DDHFM22-70B was drilled at a steeper inclination of -65 degrees to undercut the first pegmatite intersection. This hole intersected a five-meter intercept of the same spodumene mineralized pegmatite as hole FM22-70. The host rock to these pegmatites is a fine-grained foliated basalt. The location of Dyke 16 in relation to all other pegmatite dykes intersected on the Zoro property is illustrated in Figure 4.

Dyke 8

High-grade spodumene pegmatite Dyke 8 was discovered on the Zoro property in 2018 by the drill testing of a Mobile Metal Ions soil geochemical anomaly. Drill hole Far18-35 testing the MMI anomaly intersected 36.5 m of spodumene-bearing pegmatite. Assay results from hole FAR18-35 included three separate intercepts of high-grade lithium including 12.3 m of 1.1% Li2O, 4.4 m of 1.2% Li2O, and 2.2 m of 1.5% Li2O (cf. April 26, 2022, news release).

In 2022 DDHFM22-71 was drilled at -65 degrees to undercut the 2018 pegmatite intersections. A 4.5-meter spodumene-bearing pegmatite was intersected between 70.45 and 75.89 meters before being truncated by a fault. This intercept is 37 meters below the previous 2018 drill intercepted Dyke 8 spodumene mineralization. A further pegmatite was intersected below the fault between 84.4 and 86.65 meters.

To date, Dyke 8 has drill indicated dimensions of 120 m in length, 5-15 m in width and has been drilled to a depth of 157 m (cf. April 26, 2022, news release).

Gold

Numerous intersections of core intersected mineralized zones characterized by disseminated and veinlet arsenopyrite with lesser chalcopyrite, sphalerite, and pyrite. Mineralized sections were intersected in silicified and variably altered dacite and basalt volcanic rocks with or without quartz veins.

Assay Samples

A total of 19 core samples of pegmatite have been collected from drill core. Fourteen samples were collected from pegmatite with visible spodumene, and five samples were collected from pegmatite without visible spodumene. Nine samples were collected from lithologies other than pegmatite. Fifty-seven samples were collected from core mineralized with disseminated and stringer arsenopyrite and lesser pyrite, chalcopyrite, and sphalerite for gold assay.

After logging and photographic recording, all core samples were sawn in half and one half of the core has been shipped to Activation Laboratories (Ancaster, Ontario). Remaining drill core is stored in a secure facility in Snow Lake.

Pegmatite samples will be analysed using UT-7 lithium and related element analysis after total dissolution by sodium pyrophosphate with finish by ICP-MS. Samples for gold assay were undertaken on 30-gram samples with fire assay and finish by Instrumental Neutron Activation.

Results for all samples are pending but will be reported in a news release and on the website once available.

Future Exploration

Exploration on the property is ongoing with prospecting, mapping and geochemical surveys following up on a recently completed (June 2022) drone magnetic survey. The drone survey was completed by EarthEx Geophysical Solutions Inc. Interpreted results from the drone magnetic survey will provide the focus for ongoing exploration. A drone-assisted LiDAR survey is planned for the summer of 2022.

1: Fedikow, M.A.F. and Zelligan, S. 2018. NI 43-101 Technical report on the Zoro Lithium Project, Snow Lake, Manitoba ; 188p.

2 : Grammatikopoulos, T., Aghamirian, M., Fedikow, M.A.F. and Mayo, T. 2020 : Mineralogical characterization and preliminary beneficiation of the Zoro Lithium Project, Manitoba, Canada: HTTPS://DOI.ORG/10.1007/S42461-020-00299-2.

3: Green Bay Mining and Exploration Ltd. Corporation File: 1956: Manitoba Mining Recorder, Corporate and Assessment Files.

Zoro 1 Property Location Map
Symbols
Option August 10, 2016
FAR
Zoro 1
Option September 26, 2017
Other claim holders
powerline
railway
road
Wekusko Lake
Grass River
Stalls Lake
Osborne Lake
Herb Lake
Yukon Lake
Atkins Lake
Roberts Lake
Watch Lake
South Lake
Threehouse
Snow Lake
393
392
395
NAD 1983 UTM Zone 14N
0
10
Kilometres
Claim information from Manitoba Growth,
July 8, 2018

Figure 1. Location map for the Zoro Lithium Project.

Figure 2: Regional geology map of the Flin Flon-Snow Lake Greenstone Belt and the location of the Zoro Lithium Project.

Legend
Late Intrusive
L4 pegmatite
L2 magnetiferous pegmatite
Missi Group
M6c biotite dacite
M5a rhyolite ash-flow tuff and flows
M5d dacitic volcaniclastic rocks and flows
M4a calc-alkaline basalt to andesite
M4b tholeiitic basalt to andesite
M3a 'sandstone, crossbedded sandstone'
M3d siltstone, mudstone, crossbedded sandstone +/- pebble conglomerate'
N3f quartzofeldspathic gneiss +/- sillimanite, local garnet'
N3i quartzofeldspathic migmatite
M1a 'polymictic conglomerate, sandstone'
Burntwood Group
B1a 'greywacke, siltstone, mudstone'
B1b garnet-biotite gneiss +/- sillimanite or andalusite, local staurolite, biotite gneiss'
Schist-Wekusko Assemblage
S3a aphyric and porphyritic rhyolite
Intrusive Rocks
P10b 'quartz porphyry, feldspar porphyry, quartz-feldspar porphyry'
P9a granite
P9f foliated to gneissic granite and granodiorite
P7a granodiorite
P6b quartz diorite
P5b quartz diorite to diorite
P2d quartz diorite and gabbro
P2c diorite
Juvenile Arc
J7a 'felsic tuff, lapilli tuff, breccia, heterolithologic breccia'
J4b felsic
J1d basalt, basaltic andesite (geochemical affinity unknown); derived amphibolite'
Ocean Floor
F7a mafic volcanic and related intrusive rocks
Bazalo L.
Crowduck Bay
Herb Bay
Wissaw L.
Roberts L.
Wekusko Lake
Fakana L.
Dion Lake
NAD 1983 UTM Zone 14N
0 5,000 Metres
Zoro 1 claim
Option September 26, 2017
Option August 10, 2016
Fault
Geologic contact
Powerline
Road
Limited use road
July 8, 2018

Figure 3. Geological setting of the Zoro Lithium Project with claim boundaries.

Zoro Claims
Prov. of Manitoba
LEGEND
2018 Pegmatite Discovery
2022 Pegmatite Discovery
Pegmatite Dykes
Foremost Lithium Property
Competitor Claims
Trail
Powerline
Lakes
Rivers
Dyke 14
Dyke 12
Dyke 11
Dyke 8
Dyke 10
Dyke 9
Dyke 15
Dykes 2 & 3
Dyke 7
Dykes 5 & 6
Dyke 13
Dyke 4
Dyke 16
Dyke 1
Dykes 5 & 6
Dyke 7
Dyke 8
Dyke 10
Dyke 9
Dyke 15
Dykes 2, 3
Dyke 4
Dyke 1
456,000 mE
458,000 mE
460,000 mE
462,000 mE
462500
6,078,000 mN
6,076,000 mN
3
Kilometers
April 25, 2022
FOREMOST LITHIUM
Foremost Lithium
Snow Lake, Manitoba
Historic and New
Pegmatite Discoveries
Nad 83, Zone 14
0
2
kilometers

Figure 4. Location of Dyke 16 in relation to previously discovered pegmatite dykes on the Zoro Lithium Project.

Jean Lake Lithium and Gold Property, Manitoba Canada

On July 30, 2021 the Company entered into an option agreement with Mount Morgan Resources Ltd. ( “Mount Morgan”) whereby Mount Morgan granted the Company the sole and exclusive right and option (the “Jean Lake Option”) to acquire an undivided 100% right, title and interest in and to the property. The Jean Lake property consists of 5 mineral claims covering 2500 acres/1002 hectares and is situated along the Thompson Brothers Trend, the focus of exploration for lithium-bearing pegmatite dikes in the Snow Lake area. The property hosts recently discovered high-grade lithium pegmatite dikes. Ongoing exploration includes drone-assisted magnetic surveys, prospecting and rock and soil geochemical surveys. Fourteen new drill targets have been defined and together with known pegmatites are planned to be drill tested in the winter of 2022.. The Company may exercise the Jean Lake Option by making the following cash payments and common share issuances to Mount Morgan over a 48 month period (the "Jean Lake Option Period"): (a) shares in the capital of the Company valued at $25,000, and $25,000 in cash within two business days following the effective date; (b) shares in the capital of the Company valued at $50,000 and an additional $50,000 in cash on or before July 30, 2022 (in addition, the Company must spend $50,000 on Exploration Expenses by July 30, 2022); c) shares in the capital of the Company valued at $50,000 and an additional $50,000 in cash on or before July 30, 2023; (in addition, the Company must have spent an accumulated total of $100,000 on Exploration Expenses by the second anniversary of the Effective Date); (d) shares in the capital of the Company at $50,000 and an additional $50,000 in cash on or before July 30, 2024 (in addition, the Company must have spent an accumulated total of $150,000 on Exploration Expenses by July 30, 2024); and (e) shares in the capital of the Company valued at $75,000 and an additional $75,000 in cash on or before July 30, 2025 (in addition, the Company must have spent an accumulated $200,000 on Exploration Expenses or before July 30, 2025). Both the initial share and cash issuance and the share and cash issuance due July 30, 2022 have been completed.

Claim Name	Claim Number	Area (Hectares)	Expiry

MB8247	JOL8247	233	February 12, 2023

MB8248	JOL8248	207	February 12, 2023

MB8428	JOL8428	255	April 30, 2023

MB8429	JOL8429	164	April 30, 2023

MB9419	JOL9419	143	October 30, 2023

The five claim 1002-hectare Jean Lake lithium and gold property is situated in west-central Manitoba 15 kilometers east of the historic town of Snow Lake. It is hosted by the Early Proterozoic (1.832 Ga) Rex Lake Plutonic Complex which is a circular intrusion 8 km in diameter. The property hosts the historic west-northwest striking Beryl lithium pegmatites rediscovered in August of 2021 in blasted trenches beneath 80 years of organic deadfall and glacial sediment. The 270-degree trending dykes are characterized by coarse grained light green spodumene crystals in a matrix of potassium feldspar, quartz, and muscovite. The host rocks are coarsely porphyritic gabbro. The property also hosts the shear zone-hosted Sparky gold occurrence discovered in1918. The gold mineralization is associated with disseminated and near-solid fracture fillings consisting of fine grained to blocky arsenopyrite with lesser pyrite and chalcopyrite hosted within sheared and silicified massive basalt.

The location of the Beryl Pegmatites (“B1” and “B2”) is illustrated on a Jean Lake claim map in Figure 1. B3 is a pegmatite without visible spodumene.

Recent Exploration

Lithium

Five representative rock chip samples of spodumene-bearing mineralization were collected in August 2021from blast material in two trenched locations of the Beryl pegmatites. Two of the samples were apple green, coarse grained spodumene (Far21-1 and -2)) and three samples were from straw-coloured finer grained spodumene (Far21-3,4 and 5)).

Samples were shipped to Activation Laboratories in Ancaster (Ontario) for analysis using the UT-7 method which uses a total dissolution of the sample by sodium peroxide fusion and ICP-MS finish. This analytical approach is the standard analytical technique used by the Company on its Zoro and Jean Lake lithium projects for the analysis of pegmatite.

Results indicate all samples returned high-grade lithium contents regardless of the textural characteristics of the spodumene (Table 1).

Table 1. Lithium analyses for two styles of spodumene mineralization at the Beryl Pegmatite,

Jean Lake Property, Snow Lake area, Manitoba.

Element	Li20%	Li2C03%

Beryl Pegmatite B1:
FAR 21L-1	3.89	9.63
FAR 21L-2	5.17	12.78

Beryl Pegmatite B2:
FAR 21L-3	4.74	11.71
FAR 21L-4	4.09	10.11
FAR 21L-5	3.81	9.42

Gold

Fifteen representative rock chip samples from the Sparky Occurrence returned assay results with maximum contents of 20.9 g/t gold (Table 2). All but one sample exceeded 1 g/t gold. Grab samples representative of mineralization exposed in outcrop and in pits were collected from pervasively silicified wall rock containing brecciated and mineralized quartz veins. The deformation observed in the rocks sampled is attributed to faults cutting the eastern portion of the Rex Lake Pluton which is bounded on the east by the crustal scale Crowduck Bay Fault.

Gold assays are determined by fire assay using a 30-gram sample followed by an instrumental neutron activation finish.

Table 2. Summary of gold assay results, Jean Lake Property.

Sample	UTM East	UTM North	Grams Per Ton/ Gold	G/T Gold
	Datum: NAD83 Zone 14
FAR21G-1	451647	6076201	1.6	1.66
FAR21G-2	451647	6076201	138 ppb	0.138
FAR 21G-3	452451	6076406	20.9	20.9
FAR 21G-4	452451	6076406	8.6	8.66
FAR 21G-5a	452409	6076351	1.9	1.93
FAR 21G-5b	452409	6076351	1.8	1.84
FAR 21G-6a	452377	6076246	11.2	11.2
FAR 21G-6b	452377	6076246	6.4	6.42
FAR 21G-7	452356	6076171	2.0	2
FAR 21G-8a	452417	6076377	7.6	7.63
FAR 21G-8b	452417	6076377	8.6	8.66
FAR 21G-9	452366	6076105	4.0	4.05
FAR 21G-10	452395	6076407	1.3	1.38
FAR 21G-11	452356	6076171	1.0	1
FAR 21G-12	452441	6076396	1.2	1.29

Laboratory contamination was not detected in the analysis of the samples based on the replicate analyses of the method blank. The analysis of both internal standards and International Reference Materials indicates the analyses are accurate and reproducible.

Ongoing exploration consisting of prospecting and geochemical surveys is continuing in June, 2022 utilizing the results from recently completed (April, 2022) drone-assisted magnetic surveys. The drone surveys were completed by EarthEx Geophysical Solutions Inc. Drone-assisted LiDAR surveys are planned for the summer of 2022.

The Company is currently preparing for its initial exploration drill program over the upcoming winter drilling season. Fourteen drill targets were identified through a combination of prospecting and airborne geophysics. The top ten priority targets will be tested first. The Company will couple these efforts with additional boots on the ground prospecting and targeted MMI sampling over areas of specific interest identified from the completed airborne geophysical survey. All data will be integrated into the Company’s Leapfrog 3D model.

Figure 1. Location of the Beryl Pegmatites (B1 and B2). B3 is a barren, non-spodumene-bearing pegmatite that is on trend (270o) with B1 and B2.

On July 12, 2022, the Company completed the acquisition of 100% of the right, title, and interest in and to those certain undersurface mineral rights certain comprising Manitoba Mineral Disposition No. MB3530 from Mae De Graf (the “MB3530 Property”). The MB3530 Property (also called the “JOL” property) is subject to a 2% NSR. The MB3530 Property encompasses 25 Hectares (62 Acres) situated due north from the Company’s Jean Lake Property and due west of the Company’s Zoro Property and is included in this prospectus as part of the Jean Lake Property. The Company paid to the seller, a cash payment in the amount of $8,000, and issued to the seller an aggregate of 18,181 common shares of the Company at a deemed price of $0.33 per common share.

Grass River Claims Property (GRC) Manitoba, Canada

On January 20th, 2022, we completed the acquisition of 27 claims totaling 14,873 acres located in the historic mining district of Snow Lake, Manitoba, 6.5 kilometers east of the Zoro Property (the “Grass River Claims”). The Grass River Claims host multiple pegmatites exposed in outcrop and 7 drill-indicated spodumene-bearing pegmatite dykes. Dr. Mark Fedikow, Foremost Lithium’s QP, reviewed regional historical drill and exploration data in the Cancelled Assessment Files of the Manitoba Mining Recorder’s office going back to the late 1950’s and documented multiple drill-indicated spodumene-bearing pegmatite dykes on the GRC. These claims were staked and registered by the Company with the Manitoba Mining Recorder on January 18th, 2022.

The bulk of mineral exploration in the Snow Lake area was undertaken in the late 1950’s and was primarily designed to assess the general area for base metal massive sulphide mineralization. Ground geophysical surveys (electromagnetics and magnetics) were the primary tool coupled with boots on the ground prospecting. Many holes were drilled to assess base metal environments. During the drilling of geophysical targets, several spodumene pegmatites were intersected1.

A total of 10 pegmatites are exposed in surface outcrop on the property and together with the 7 drill-indicated spodumene-bearing dykes (Figure 1) will be part of the exploration focus in 2022. Ongoing data interpretation of results from a drone-assisted magnetic survey completed by EarthEx Geophysical Solutions Inc. in June of 2022 will guide follow-up prospecting and geochemical surveys expected to commence in July of 2022. These surveys will be supplemented with a drone-assisted LiDAR survey planned for July 2022. A drill program is planned for later in the year

The Company is flying drone-supported airborne geophysics and shall integrate that data with the historical mapping and prospecting data, and historical drill core data into a Leapfrog 3D model. Over the second and third quarters of 2022, the Company has boots on the ground prospecting and targeted MMI sampling over areas of specific interest identified from the airborne geophysical survey. All data shall be integrated into the Company’s Leapfrog 3D model which will assist with the initial exploration drill program for Q4 2022.

Results of the magnetic and LIDAR surveys will be released in a news release and on the Company’s website when complete.

1: Cancelled Assessment File 90611, Manitoba Mining Recorder, Manitoba Natural Resources and Northern Development.

Figure 1. Compilation of pegmatites exposed in surface outcrop1 and drill intersected spodumene-bearing pegmatite2 on the Grass River Lithium Property, Snow Lake area, Manitoba.

Data Sources

1: Bailes, A.H. 1985: Geology of the Saw Lake area, Geological Report GR83-2, 47 pages and Map GR83-2-1.

2: Cancelled Assessment File 90611, Manitoba Mining Recorder, Manitoba Natural Resources and Northern Development.

Peg North

On June 28, 2022, the Company entered into an agreement (the “Peg North Agreement”) with Strider Resources Ltd. (“Strider”), acquiring an option to purchase a 100% interest (the “Peg North Option”) in 28 claims totaling 6,757 hectares (16,697 acres) in the East Wekusko Lake area of Manitoba (the “Peg North Property”). The Peg North Property hosts 5 known pegmatite dykes [Cerny, et. al.1981] and capture the Northern extension of the Crowduck Bay fault. The Peg North Option expires in five years and is subject to a 2% Net Smelter Return (NSR) in favor of Strider. The Peg North Option may be exercised by the Company for an aggregate payment of $750,000 in cash and $750,000 in common shares over the five-year period. In addition, the Company may purchase from Strider one half (1%) of the NSR Strider retains for $1.5 million. The timing of cash payments shares issuances and expenditures on the Peg North Property are as follows:

●	On July 2, 2022 the Company paid $100,000 in cash and issued $100,000 in shares of the Company’s common stock.

●	On or before July 2, 2023, the Company must pay $100,000 in cash and issue $100,000 in shares of the Company’s common stock.

●	On or before July 2, 2024, the Company must pay $100,000 in cash and issue $100,000 in shares of the Company’s common stock.

●	On or before July 2, 2025, the Company must pay $150,000 in cash and issue $150,000 in shares of the Company’s common stock.

●	On or before July 2, 2026, the Company must pay $150,000 in cash and issue $150,000 in shares of the Company’s common stock.

●	On or before July 2, 2027, the Company must pay $150,000 in cash and issue $150,000 in shares of the Company’s common stock.

●	The Company must also spend a total of $3 million on exploration expenditures over the five-year option period to earn the above 100% interest in the Peg North Property.

CLAIMS INCLUDED IN THE PEG NORTH OPTION, MAY 2022
CLAIM NAME	CLAIM NUMBER	AREA IN HECTARES	EXPIRY DATE
PEG 13176	MB13176	140 ha	June 5, 2035
PEG 13177	MB13177	220 ha	June 5, 2030
PEG 13181	MB13181	220 ha	June 5, 2030
PEG 13178	MB13178	256 ha	June 5, 2034
PEG 13182	MB13182	256 ha	June 5, 2030
PEG 13184	MB13184	256 ha	June 5, 2030
PEG 13179	MB 13179	256 ha	June 5, 2030
PEG 13183	MB 13183	256 ha	June 5, 2035
PEG 13282	MB13282	256 ha	May 6, 2029
PEG 13285	MB13285	256 ha	May 18, 2030
PEG 13283	MB13283	256 ha	May 6, 2030
PEG 13286	MB13286	256 ha	May 6, 2030
PEG 13284	MB13284	256 ha	May 6, 2030

BEND 13210	MB13210	256 ha	January 12, 2029
BEND 13209	MB 13209	256 ha	January 12, 2029
BEND 12671	MB12671	256 ha	April 16, 2024
BEND 13279	MB13279	256 ha	May 18, 2029
BEND 13474	MB13474	256 ha	January 12, 2029
BEND 13473	MB13473	256 ha	January 12, 2029
BEND 13280	MB13280	256 ha	May 6, 2030
BEND 13277	MB13277	256 ha	May 6, 2030
BEND 13281	MB13281	256 ha	May 6, 2030
BEND 13278	MB13278	256 ha	May 6, 2030

LITH 13213	MB13213	190 ha	January 29, 2035
LITH 13212	MB13212	172 ha	January 29, 2035
LITH 13477	MB13477	245 ha	January 29, 2035
LITH 13478	MB13478	248 ha	January 29, 2035
LITH 13476	MB13476	202 ha	January 29, 2035

TOTAL NUMBER OF CLAIMS = 28                                  TOTAL AREA = 6757 HECTARES (26.39 square miles) (16,892 acres)

Exploration

The Company will fly airborne geophysics over the entire property in the fourth quarter of 2022. Over the second and third quarters of 2022, the Company has boots on the ground prospecting and targeted MMI sampling over areas of specific interest from historically mapped pegmatites. All data shall be integrated into the Company’s Leapfrog 3D model which will inform the initial exploration drill program for the fourth quarter of 2022.

The Hidden Lake Lithium Property Northwest Territories, Canada

The Hidden Lake Lithium Property is located 45 km east of Yellowknife, NWT (Figure 1) and consists of 5 contiguous claims, totaling 1,659.29 hectares (Figure 2). The property is just north of Highway 4 (Ingraham Trail) providing excellent access. The exploration target on the property is lithium-bearing spodumene pegmatite dykes which are visible from aerial imagery as elongated white linear features visible through vegetation and soil due to their high reflectance.

Geological Setting

The Hidden Lake Property lies within the southern Archean Slave Craton of the Canadian Shield which is comprised of Mesoarchean gneissic basement covered by the Neoarchean Yellowknife Supergroup supracrustal assemblage. The Yellowknife Supergroup consists of a thick sequence of metavolcanic rock and metasedimentary rock (Table 3). This region was subsequently intruded by the Prosperous suite of S-type biotite muscovite leucogranite plutons which are spatially associated with granitic pegmatites.

Granitic Pegmatites

These pegmatites intrude the surrounding Burwash Formation and the granitic plutons and form the Yellowknife Pegmatite Field. The pegmatite complexes show regional zoning in their mineralization and can be rare element bearing. Lithium enrichment occurs in an outer zone typically 2 to 3 kms from the intrusion accompanied by Be, Ta, Nb and Ca enrichment (Sinclair, 1996).

The lithium bearing pegmatites are white to light grey, coarse to very coarse-grained, and comprised of K-feldspar (microcline), plagioclase (albite), quartz, muscovite and spodumene with trace amounts of apatite, biotite, tourmaline, columbite and montebrasite. The dykes are oriented in an NNE-SSW direction (between 010° and 020°) and range from 3 to 11 m wide and 300 to 800 m long. The bodies are zoned and spodumene content typically ranges from 10% to 20% by volume, with up to 35% locally within the center of the bodies. Spodumene crystals were green to light greenish grey, up to 60 cm long and were typically oriented parallel to the dyke boundaries along the edges and perpendicular to the boundaries in the center of the dykes (Sinclair, 1996).

Historic Work

Initial prospecting of the Yellowknife district originated when rare-element pegmatites were first discovered in the 1930’s, followed by the discovery of lithium-bearing pegmatites in the 1950’s. The most significant historic exploration carried out on the property has been undertaken on the D12 pegmatite that was first discovered by the Geological Survey of Canada in1947. It is a 1,000 ft. long and 30 ft. wide, spodumene-bearing pegmatite dyke. Rock chip samples collected from the historic trenches at D12 yielded 1.37% to 3.01% Li2O (NWT Geoscience Detailed Showing Report ID 085INW0042).

2016 Exploration

Dahrouge Geological Consulting Ltd. (Dahrouge) undertook prospecting, grab sampling, detailed mapping, and channel sampling in 2016 and 2017 on behalf of 92 Resources Corporation.Only the results of the 2016 program are relevant to the Hidden Lake Property.

Prospecting in May of 2016 included outcrop examination and the collection of 5 grab samples from the D12 dyke. The samples were analyzed using the sodium peroxide fusion ICP-OES + ICP-MS Ultratrace 7 package (UT-7). Those samples with a Li value above the detection limit of 10,000 ppm underwent the sodium peroxide fusion ICP-OES lithium ore analysis package (Code 8 Li Ore).

Subsequently a channel sampling program was completed between August 16th and September 7th, 2016. A total of 308 channel samples were collected from 61 channels cut across dykes D12, HL1, HL3 and HL4 Table 1.

Table 1: 2016 channel sampling details.

Pegmatite	Length (m)	Number	Number
		of Channels	of Samples
D12	350	15	85
HL1	690	16	65
HL3	800	15	89
HL4	400	15	69

Results

In 2016 a total of 5 grab samples and 308 channel samples were collected. Five grab samples from dyke D12 assayed 1.63 – 3.06% Li2O. The thickest section of D12 was 11.58 m wide and returned a weighted average of 1.53% Li2O and included a 9.02 m section of 1.90% Li2O. A channel from the HL1 dyke assayed 1.26% Li2O over 8.72 m and an 8.78 m channel from the HL3 dyke assayed 1.58% Li2O. A 5.78 m channel from HL4 assayed the highest Li2O of 1.71% over 5.78 m. Significant grades of tantalum were recorded with an average of 54 pm Ta2O5 for the four dykes. The maximum value was 402 ppm.

2018 Exploration

Dahrouge also undertook an exploration program in 2018 on behalf of Foremost Resources. The vertical continuity of spodumene mineralization in the subsurface was tested between May 22nd and June 10th, 2018 and consisted of 1079.37 m of core drilled in ten drill holes on pegmatite dykes HL-001 through HL-003 and D-12 (Figure 4). A total of 197 core samples were collected and submitted for assay at SGS Mineral Services Lakefield facility.6

Drill hole specific information including core samples collected for assay is provided in Table 2.

Table 2: Pegmatite intersection and sample collection summary.

Hole ID	Target	Easting	Northing	Overburden Depth (m)	EOH Depth (m)	Pegmatite Intersection Sum (m)	Number of Samples
HL18-001	D-12	374935	6936971	0.00	109.00	15.10	34
HL18-002	D-12	375023	6937090	4.23	101.34	10.98	26
HL18-003	D-12	374893	6936899	5.16	108.94	11.12	19
HL18-004	HL-1	373748	6936978	5.25	106.19	7.95	19
HL18-005	HL-1	373361	6937389	6.45	108.82	3.79	16
HL18-006	HL-4	373440	6937524	0.30	108.94	7.72	16
HL18-007	HL-4	373407	6937465	0.10	109.00	5.98	13
HL18-008	HL-4	373361	6937389	0.00	108.94	5.62	12
HL18-009	HL-3	373364	6937097	0.70	109.20	8.68	20
HL18-010	HL-3	373306	6937011	1.05	109.00	8.97	22
				Total:	10793.37 m	171.82 m	197

Results

Drilled pegmatites were hosted fine to very coarse grained spodumene crystals varying from 7-10 modal percent in dyke HL3 to 15-25% modal percent spodumene crystals in dyke D12.

All drilled spodumene-bearing dykes intersected high-grade 1.0-2.0% Li2O over individual widths that varied from 2.0 to 9.2 m or total widths of between 3.79 m and 15.10 m (Table 3; cf. September 10, 2018, news release). The assay results for 2018 drill core confirm the presence of high grade spodumene-bearing pegmatite dykes on the property and reflect the historic assay results from 2016 surface channel samples.

Table 3. Summary of assay results, 2018 Hidden Lake drill program.

BHID	Li2O (%)	Ta (ppm)	Cs (ppm)	Nb (ppm)	Length (m)
Dyke D-12: HL18-001	1.5	33.4	40.6	48.7	9.0
Dyke D-12: HL18-002	1.7	34.0	33.2	45.3	5.0
Dyke D-12: HL18-003	1.6	32.4	47.2	44.4	9.2
Dyke HL-1: HL18-004	1.6	24.4	29.0	29.0	7.0
Dyke HL-1: HL18-005	1.2	41.8	33.1	45.8	2.0
Dyke HL-3: HL18-006	1.4	21.5	46.2	25.6	7.0
Dyke HL-3: HL18-007	2.0	43.6	32.9	52.8	5.2
Dyke HL-3: HL18-008	1.3	42.5	40.9	54.6	3.8
Dyke HL-2: HL18-009	1.5	7.8	28.6	12.0	2.0
Dyke HL-2: HL18-010	1.0	15.1	31.4	17.2	7.0

Assay

Pegmatite intersections in the drill core were sawn in half with one half of the sample collected for assay. The samples were shipped to Activation Laboratories (Ancaster, Ontario) digested with a sodium peroxide fusion followed by ICP-OES/MS analysis. Assay results are summarized in Table 3.

Future Exploration

Future exploration is planned to expand the lithium resource at Hidden Lake with additional diamond drilling based on an integrated exploration plan using state-of-the-art drone assisted geophysical surveys and rock and soil geochemical techniques.

1: Mulligan, R. 1975. Geology of Canadian Lithium Deposits. Geological Survey of Canada, Economic Geology Report No. 21

2: Morrison, M. 1978. Report on a trenching programme and geological survey of the LU3, 5, 8, 9 and 10 mineral claims, Yellowknife area. NWT assessment report 080847.

3: Goreham, J. 2018: 2016 and 2017 geological and geochemical exploration on the Hidden Lake property, Yellowknife, N.W.T. report for property owner 92 Resources Corp., 29p.

4: Wood, A. 2018: Summary memo for the 2018 Hidden Lake P1 drill program, Yellowknife area, N.W.T., 12p.

Sinclair, W.D., 1996. Granitic Pegmatites; in Geology of Canadian Mineral Deposit Types, (ed.) O.R. Eckstrand, W.D. Sinclair and R.I Thorpe. Geological Survey of Canada, Geology of Canada. No. 8 p. 503-512.

Yellowknife
Legend
Hidden Lake Claims
Hidden Lake Mine Reclamation
Land Withdrawal
Thompson Lundmark Gold Mine
0 2 4 8 12 16
Kilometers
UTM NAD 83 Zone 12
1:355,118
FAR RESOURCES

Figure 1. Location of the Hidden Lake Lithium Property, Yellowknife area, N.W.T.

Figure 2. Current claim map, Hidden Lake Property, N.W.T.

372000
374000
376000
Hidden Lake
HID 4 (K06903)
NT-5104
NT-5104
NT-5103
NT-5103
HID 5 (K06959)
HID 1 (K19925)
HID 2 (K19926)
MER-3
MER-1
MER-2
HID 3 (K19927)
Highway 4
Highway 4
Legend
ATV Trail
Hidden Lake Claims
Other Claims
Active Mineral Leases
Lakes
Rivers
Highway
Metres
0 250 500 1,000 1,500
1:35,000
UTM NAD 83 Zone 12
FAR RESOURCES
Hidden Lake Property
Claim Map

Legend
Highway 4
faults
Geology
Mackenzie Dyke Swarms (diabase)
Pegmatite Dykes
Gabbro, Amphibolite
Defeat Suite (Granitoid)
Prosperous Granite (Granitoid)
Burwash Fm. (low grade metaturbidites)
Burwash Fm. (medium grade metaturbidites)
Hidden Lake Claims
Kilometres
0 1 2 4 6
1:140,000
Coordinate System: NAD 83 Zone 12
92 RESOURCES
Dahrouge Geological Consulting Ltd.
Hidden Lake Geology Map
Other Claims
Active Mineral Leases
Lakes
Rivers
Highway
372000
374000
Metres
0 250 500 1,000 1,500
1:35,000
UTM NAD 83 Zone 12
Hidden Lake Property

Figure 3. Geological setting of the Hidden Lake Lithium Property.

Figure 4. Summary of drill hole locations and targets, Hidden Lake Lithium Property, N.W.T.

Winston Property New Mexico, United States

Dr. Michael Feinstein, CPG, QP, has visited the Winston Project area on ten separate occasions since October 2020. He conducted confirmatory sampling of the known historic mines, as well sampling the prominent structural trends along strike.

All samples were collected under the direct supervision of Dr. Michael Feinstein, and securely transported to the Tucson facility of ALS Laboratories for analysis. Ore characterization samples from these three mines returned peak values of: 66.5 g/t gold with 2,940 g/t silver from Little Granite, 26.8 g/t gold and 940 g/t silver from Ivanhoe, and 44.9 g/t gold and 517 g/t silver from Emporia.

This sampling confirmed the occurrence of high-grade material at all three of the historic mines, but also in several locations away from these areas. Foremost expanded its footprint, increasing the property from 415 acres to 2,980 acres, and increased its mineral rights from 14 to 150 BLM Lode Mining Claims. Previously, no modern exploration efforts have systemically assessed the northern portion of the Chloride District.

Winston Project
*Highest Grade Sample From Each Mine
Mine	Au_ppm	Ag_ppm
Little Granite	66.5	2,940
Ivanhoe	26.8	940
Emporio	44.9	517
Prospecting Best	41.5	4,610

Project Highlights

The project has contiguous landholdings totaling approximately 150 claims covering almost 3,000 acres. Claims are targeted along footprint of mineralization extending for more than 8 km of strike.

Historic drilling in early 1980s suggests potential for high-grade ore shoots within larger mineralized envelopes. The Chloride District saw a rush of miners and prospectors in the 1860s-1890s, a period of renewed mining activity in the 1980s, and has been largely unexplored by modern methods.

Potential for District-Scale discovery in a Precious Metal Endowed Low-Sulphidation Epithermal Vein System.

Ground geological mapping and surveying has utilized high resolution satellite imagery and LiDAR (laser-generated infrared light beams) to construct a detailed digital model of the area. This 3D GIS will be used for all drill targeting and project planning. Special attention will be given to maintaining a high level of vertical accuracy due to the local topography.

Exceptional results from property-wide confirmatory sampling completed in 2021 include:

-Measured width Highlights:

3.35 g/t Au with 245 g/t Ag from a 0.3m channel sample inside the Little Granite Decline.

1.97 g/t Au with 232 g/t Ag from a 0.3m channel sample across JAP vein at LG mine.

29.2 g/t Au with 462 g/t Ag from a 0.6m continuous chip sample in north zone.

3.2 g/t Au with 34 g/t Ag from a 1.0m continuous chip sample in north zone.

0.75 g/t Au with 489 g/t Ag from a 0.3m continuous chip sample in north zone.

-Prospecting Highlights:

Sample 1671079 collected at a prospect pit in recently staked ground returned 41.5 g/t Au with 4,610.0 g/t Ag.

Samples 1671021, 1671024, 1671027 were collected from the same vein trend over 300m of strike

#1671021 returned 20.6 g/t Au with 21.0 g/t Ag.

#1671024 returned 12.3 g/t Au with 381.0 g/t Ag.

#1671027 returned 5.7 g/t Au with 254.0 g/t Ag.

For the 155 samples across the project, gold values range from Below Detection (BD; <0.02 for Au) to a maximum of 66.5ppm, and Silver values range from BD (<0.02 for Ag) to a maximum of 4,610ppm.

Geological Setting of the Winston Project

The Winston Project, situated in the historic Black Range Mining District of southwestern New Mexico, covers 36 square kilometers of the northern portion of the Chloride District. High-grade deposits of silver and gold were discovered in 1880 and the area was a major producer until the 1893 silver price crash. Little production or modern exploration has occurred since.

The mineralization is of the well-documented Low-Sulphidation Epithermal type. Deposits of this style are emplaced throughout the Cordillera of North and South America and elsewhere in similar tectonic settings. This style of mineralization is known world-wide and hosts some of the highest-grade gold/silver mines, such as: Hishikari in Japan, Fruta del Norte in Ecuador and Round Mountain in Nevada.

On the Winston Property, the primary structure is the Paymaster Fault which is readily traced both on the ground and by satellite imagery. Locally, the mineralized veins are generally associated with north-south trending structures. The overall controlling geological feature is known as the Rio Grande Rift, which extends into northern Mexico hosting several past and present silver mines.

Foremost’s Winston Project enjoys a close association with volcanic host rocks which formed at a similar time as the mineralization. Individual mines and prospects generally show strong controlling geological structures, typically north-south high angle faulting associated with the Rio Grande Rift (RGR). The RGR is a crustal-scale feature which extends over 1,200 kilometers, from northern Mexico to central Colorado.

Precious metal deposits of note along the RGR include the historic Creede Mining District in southwestern Colorado. The timing of mineralization is within several million years of that on the Winston Project, where alteration minerals have been dated at approximately 26.5 Ma. The Creede District has recorded production of over 84 million ounces of silver. Hecla Mining Corp., a premier US silver producer, is undertaking a major effort in the Creede District to bring a new mining complex online.

Located 100km to the east, The Mogollon District in western New Mexico has produced more than 13 million ounces silver and 270k ounces old. Mineralization is of the same Low-Sulphidation Epithermal Vein Type. Summa Silver is currently exploring the Mogollon Camp.

Little Granite Mine

The Little Granite Mine is a past-producing high-grade silver-gold mine hosted in Tertiary volcanics. The main vein has been traced for over 200 meters by past drilling and underground workings and remains open along strike to both the north and south, and at depth. Historically reported high-grade values were confirmed in limited re-sampling by Foremost in late 2020. Historic drill reports suggest the primary vein widens to more than 4m (12ft) true width, at depth.

Ivanhoe – Emporia Mines

The Ivanhoe – Emporia is a past producing gold-silver mine. Its main shaft was sunk to 384 feet depth with a 370 ft. decline and multiple working levels. There is potential for large tonnage of lower grade, stockwork veins surrounding high grade veins mined in the past. The strike continuation needs to be explored as favorable structural conditions persist along the bends and jobs of the Paymaster Fault.

Conclusion

Foremost is committed to commence a drill program in 2022 on multiple targets on the property. Past preparatory work for drilling has included data compilation both of historic and recent work, along with acquisition of high-resolution LiDAR data to allow construction of an accurate terrane model. This property had little to no modern exploration since the early 1980s and with such high-grade samples returned, the Company is keen to see the full potential from the Winston Gold/Silver Project.

There has been insufficient exploration to define a mineral resource. The potential quantities and associated grades have not been defined by drilling, but historic production in the district reflects the potential scope of orebodies which may be encountered. It is uncertain if further exploration will result in the delineation of a mineral resource.

QA/QC Statement-

166 samples have been processed by ALS Laboratories’ (“ALS”) for Precious Metals and Multi-Elements. All Foremost's (previously FAR Resources) rock sample assay results have been independently monitored through a quality assurance/quality control (“QA/QC”) protocol which includes the insertion of blind standard reference materials at regular intervals. Samples were maintained by Dr. Feinstein and securely transported to ALS sample preparation facilities in Tucson, Arizona and Reno, Nevada. Sample pulps were sent to ALS’s labs in Vancouver, Canada, for analysis.

All samples were of hard rock and prepared by fine crushing to 70% passing <2mm, riffle split, and then pulverization to 80% passing < 75 um (ALS Method Prep-31). Gold content was determined by fire assay of a 50-gram charge with ICP finish (ALS method Au-GRA22). Silver and 47 other elements were analyzed by ICP methods with four-acid digestion (ALS method ME-MS61). Over-limit samples for Ag, and Cu were determined by ore-grade analyses Ag-OG62, Cu-OG62, respectively.

ALS Laboratories is independent of Foremost and its Vancouver facility is ISO-17025 accredited. ALS also performed its own internal QA/QC procedures to assure the accuracy and integrity of results. Parameters for ALS’ internal and Foremost's external blind quality control samples were acceptable for the samples analyzed. Foremost is not aware of any sampling, or other factors that could materially affect the accuracy or reliability of the data referred to herein.

Our Corporate Structure

The chart below presents our corporate structure:

INDUSTRY

Information included in this prospectus relating to our industry consists of estimates based on reports compiled by professional third-party organizations and analysts, data from external sources, our knowledge of the industry in which we operate, and our own calculations based on such information. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the data. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Market Overview

Mining accounts for a significant portion of Canada’s economy. Natural Resources Canada4 pegged domestic mineral production at $47 billion (approximately US$37.89 billion) in 2018. Canada’s mining and exploration companies are also important players in the international mining industry. Manitoba hosts the historic Tanco mine, which sits atop the world-class Tanco lithium-cesium-tantalum deposit and is located at Bernic Lake. The Tanco pegmatite was first discovered in the 1920s and ultimately developed into a large deposit of spodumene, one of the primary minerals mined for its lithium content.5

Historically, the Tanco mine’s production focused on spodumene for industrial use with minimal focus on lithium production. With the advent and growth of lithium battery-powered cars, interest has developed in the Tanco mine region in the search for, and exploration of, lithium-rich spodumene deposits.

Lithium-bearing pegmatites occur across the Province of Manitoba including in areas such as the Tanco mine, Wekusko Lake Pegmatite Field, Red Sucker Lake, Gods Lake and Cross Lake, which all host known pegmatite lithium deposits. With the emergence of the electronic vehicle, or EV, the market has spurred investment and mining interest in Manitoba for lithium exploration activity, with New Age Metals, Grid Metals, and Snow Lake being a few of the mining companies exploring for lithium in Manitoba.

Lithium Production – Historical Supply, Demand and Price Trends

Benchmark Minerals data shows that lithium prices have increased by over five times between July 2019 and July 2022, as the world’s fleet of EVs surpassed 5 million and the auto industry began to become concerned regarding the supply of raw materials.6

Though the rise of hybrid and electric vehicle sales leading up to 2020 brought expectations of increased demand for lithium compounds, falling EV sales in the second half of 2019 in China, the largest market for EVs, and a global reduction in EV sales in 2020 caused by the onset of the COVID-19 pandemic and related lockdowns, halted lithium demand growth, impacting demand from both battery and industrial applications. However, sales began to recover shortly thereafter. EV sales in 2020 outperformed expectations, achieving sales of 3.3 million units. James Jeary of CRU Group noted that “The main surprise in the lithium market this year [2020] was on the demand side […] EV sales were hugely resilient, particularly in Europe. Even in China, the recovery of sales in H2 after a sluggish H1 has been very strong.” 7

In its April 2022 report, McKinsey predicted that lithium carbonate equivalent (“LCE”) demand will increase from 500 tonnes in 2021 to between 3-4 million tonnes in 2030. McKinsey further states “In 2020, slightly above 0.41 million metric tons of LCE were produced; in 2021, production exceeded 0.54 million metric tons . . .”. 8 There is a substantial gap between current supply and expected demand that will need to be satisfied.

Increasing Lithium Demand – Electric Vehicle Transition

Although lithium has multiple industrial and consumer electronics applications, the most prominent application is battery production. Future lithium demand is heavily linked to future EV production. We believe that climate change policy agendas, as well as government mandated targets for EV market penetration will be positive catalysts for a growth in lithium demand over the coming years.

Countries around the world have already formulated plans to support this change, as shown in the table below. Government policies (particularly in China), new regulations (particularly in Europe), and steadily increasing consumer adoption, as evidenced by a wider availability of EV models being produced by original equipment manufacturers, or OEMs, are all expected to be significant drivers in increasing EV sales.

4 https://www.nrcan.gc.ca/our-natural-resources/minerals-mining/minerals-metals-facts/minerals-and-the-economy/20529

5 https://investingnews.com/daily/resource-investing/battery-metals-investing/lithium-investing/manitoba-a-little-known-source-oflithium/

6 https://www.benchmarkminerals.com/lithium-prices/

7 https://investingnews.com/daily/resource-investing/battery-metals-investing/lithium-investing/lithium-outlook/

8 https://www.mckinsey.com/industries/metals-and-mining/our-insights/lithium-mining-how-new-production-technologies-could-fuelthe- global-ev-revolution

The Chinese government has declared that the EV industry is of strategic importance over the long term. The “new energy” vehicle industry is one of ten industries targeted as a key effort to further the Chinese government’s “Made in China” initiative by 2025. In addition to China, several other countries have also announced plans to phase out and eventually replace internal combustion engine, or ICE, vehicles with EV models. Countries such as France, Norway, and the UK have all set dates for these bans, with Norway’s being the most aggressive, as all new car sales in Norway must be zero emissions (battery EV or fuel cell) by 2025.9

Recent Government Announcements

In response to the changing government policies and incentives favoring EVs, various OEMs have announced plans to expand EV production lines in the future. The chart below summarizes EV production plans from many major OEMs.

9 https://www.forbes.com/sites/pikeresearch/2020/11/04/ice-bans-begin-to-take-shape-in-the-us/?sh=52a3b5273e17

10 https://www.sec.gov/Archives/edgar/data/1742924/000119312518258208/d603292ds1.htm

In addition to expanding their offering of EV models, automotive OEMs are focused on improving total energy density and reducing weight in batteries to increase the driving range of EVs. To achieve these improvements, EV battery manufacturers are increasingly using high nickel content cathode materials that contain less cobalt and more nickel, while the lithium content remains largely unchanged. Due to the underlying chemistry, battery-grade LiOH, the type of lithium we expect to be produced from the output of mine, is required in the manufacturing of high nickel content cathode material, whereas lithium carbonate, produced from lithium brine, is used in lower energy density EV battery applications.

As a result of these drivers, it is estimated that global sales of new energy-efficient passenger vehicles will reach 12 million in 2025, and the compound growth rate will reach 32.5% from 2019 to 2025. By 2030, the number of EVs on the road is expected to rise to 125 million.12

11 Ibid.

Figure 3: Annual global EV sales by market. (Source: Bloomberg New Energy Finance.)

To meet these targets, governments will need to help the EV industry, in general, and the lithium mining sector, in particular, by supportive actions such as removing red tape for new mining projects. Some projects are already seeing such support, such as a grant to American Lithium in March 2021 to support the development of a LiOH plant in Nevada,13 and a Canadian federal government grant to E3 Metals Corp, for expanded lithium extraction technology research with the University of Alberta.14

Demand for lithium is also increasing outside of the EV market. According to the India Brand Equity Foundation,15 electronics manufacturing is expected to grow at an annual rate of 30% between 2020 to 2025. Lithium primary cell batteries are central units in many consumer electronics goods. Major manufacturers in the primary battery market include Hitachi Maxell, Ultralife, Energizer, FDK Corporation, Tadiran, Vitzrocell, EVE Energy, Panasonic, SAFT, Varta, Duracell, EnerSys Ltd., Gp Batteries, Excell Battery Co., and Bren-tronics. The global lithium primary batteries market is expected to grow from $11.28 billion in 2020 to $12.24 billion in 2021 at a compound annual growth rate, or CAGR of 8.5%.16 The table below shows the expected growth of the consumer electronics lithium battery market in USD billions from 2020 to 202517.

13 https://thedeepdive.ca/american-lithium-receives-us-government-grant-for-lithium-processing-plant.

14 https://www.juniorminingnetwork.com/junior-miner-news/press-releases/2147-tsx-venture/etmc/44999-e3-metals-receives-federalgovernment- grant-for-expanded-lithium-extraction-technology-research-with-the-university-of-alberta.html

15 https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics

16 https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics

17 https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics

Figure 4: Global Lithium Primary Batteries Market (Source: The Business Research Company)

Many battery cell manufacturers have made financial commitments for new Li-ion plants. Benchmark Minerals "gigafactory" tracker has gone from 70 planned new facilities in 2019 to 205 in April 2021. RK Equity's battery cell forecast is approximately 3,400 GWh in 2030. On its current trajectory, planned capacity could easily reach 8,500-10,000 GWh; however, battery raw material shortages, particularly lithium, will limit the actual volumes achieved in 2030. At battery pack prices of $60-$75/kWh, Li-ion batteries are economically competitive for all storage applications.

Figure 5: Global Gigafactories Forecast (Source: Benchmark Minerals and RK Equity Forecast)

According to FastMarkets.com, demand for battery grade lithium is now expected to almost triple by 2025 to more than 850 thousand metric tonnes, and to exceed 1.0Mt LCE in 2027, with growth in excess of 18% per year to 2030. 18

Figure 6: Battery-Grade Hydroxide Demand/Supply Forecast (Source: RK Equity)

The recent decline and cutbacks in upstream investment, however, could result in the market undersupply during the next few years. We believe that it is clear that investment needs to be made in lithium mining now to meet the expected increase in demand. Fastmarkets predicts the need for 16 new lithium mines of average size to go online prior to 2025. Roskill maintains the view that future refined lithium supply will remain tight, with a period of sustained supply deficit in the mid-2020s19 It is our understanding that further additions to lithium production capacity for mined and refined lithium products will be required to keep pace with demand growth, led by battery applications.

18 https://www.greencarcongress.com/2020/11/20201125-roskill.html

19 https://menafn.com/1101724172/Lithium-Primary-Batteries-Industry-Driven-By-Increasing-Demand-For-Consumer-Electronics

Figure 7: Lithium Supply and Demand (Source: Fastmarkets)

Increasing Demand for Locally Sourced Lithium in North America

North America is expected to follow the same global trend towards EVs and away from ICEs. RK Equity is forecasting a 36% per annum EV sales growth in the U.S. between 2020 and 2030. Sharply increasing sales will be driven by the U.S.’s desire to cut 2030 emissions by approximately 50% from 2005 levels, an expected buyer subsidy of up to $10,000 per car, and potentially removing the 200,000 unit sales cap for OEMs. Model choice in the key market segments of SUVs and pickup trucks is expanding and, post-2025, EVs are expected to have both a lower total cost of ownership and a lower up-front sticker price.

Figure 8: Forecast U.S. EV sales and penetration (Source: RK Equity)

U.S. EV consumers continue to prefer long-range and fast charging EVs. In the first quarter of 2021, the average battery pack size for the top 10 selling EVs in China was just over 40 kWh. For the new model launches in the U.S., the average is closer to 90 kWh. RK Equity is forecasting an average battery pack size of 80 kWh for EVs sold in the U.S. in 2025. Based on these forecasts, U.S. EV sales could only equal half the number of EVs as China, and the GWh's deployed would be roughly equal. RK Equity is forecasting the GWh's deployed in U.S. EVs will rise by a factor of 30 over the decade to approximately 600 GWh (~500KT LCE battery-grade demand).

Figure 9: Future new BEV launches (Source: Company reports & RK Equity)

Figure 10: U.S. average battery pack size and GWh deployed (Source: RK Equity)

Most new EVs sold in the U.S. will use a high nickel cathode requiring LiOH. RK Equity is forecasting 85%-90% hydroxide usage for U.S. cathodes in 2025. Thus, Foremost’s supply of SC6 to North American based processors of LiOH will be ideally suited and timed to engage with the U.S. market.

Figure 11: OEMs and cathode choice (Source: Company reports & news articles)

The U.S. currently has approximately 15KT LCE of local chemical production capacity – a fraction of the 500KT LCE demand we forecast in 2030. Therefore, we forecast that the United States and North America will need to greatly increase their supply of lithium. There is a narrow window to create a regional lithium supply chain that is both scalable and sustainable with a low carbon footprint. We believe that the quickest route to scaling greenfield lithium production in North America is hard rock to hydroxide.

Figure 12 - Cost comparison for hydroxide (Source: Frontier presentation)

We believe it is highly likely that the U.S. and North America will emulate Europe's battery raw material strategy and target a high percentage of local lithium chemical production. If the U.S. and North America do pursue that course, there are a limited number of locations to available to supply the lithium production needed.

Ideal Location

The available pool of spodumene concentrate projects in historic mining jurisdictions is limited. We view , Manitoba, Quebec, and Ontario hard rock assets as future strategic suppliers of SC6 to the North American and possibly European battery supply chains.

Figure 13: Spodumene concentrate projects in Canada and Europe (Source: Piedmont Lithium)

According to the International Energy Agency (“IEA”), Canada's electricity generation is over 80% renewables and nuclear, while China and Australia electricity generation is over 75% coal, oil and natural gas. Additionally, Manitoba is a green province, with 97%20 of electricity derived from renewable sources. This offers the potential to have a nearly net zero SC6 processing plant. Therefore, with a reduced production and transport carbon footprint and no need for customers to hold higher inventory levels, we believe domestic North American hydroxide supply will trade at a $1,000 per tonne premium to China.

Figure 14: Electricity generation mix (Source: IEA)

The Lithium Lane Properties are ideally located to take advantage of both hard rock strategic lithium assets and a favorable source of renewable energy for lithium mining and processing in Manitoba. In addition, the Lithium Lane Properties are strategically located in North America’s “Auto Alley.” With the Hudson Bay Railway having a railhead 30 km from our project, the Lithium Lane Properties have access to means of transportation to bring our lithium product north to the Port of Churchill, for shipment to Europe, or South to Auto Alley. The map below shows the extended reach of CN’s rail lines into the US Auto Alley.

20 https://www.hydro.mb.ca/your_home/electric_vehicles/

Figure 15: CN’s network of rail lines (Source: CN website)

If one compares the map above to the map of the North American auto industry below, the Lithium Lane Properties are strategically situated to access and address this market.

Figure 16: U.S. “AutoAlley” (Source: Global Infrastructure Connectivity Alliance)21

Goldman Sach’s contrarian point of view

In May 2022 Goldman Sach’s predicted that Lithium prices would fall substantially. Interestingly, they see strong demand for Lithium and believe Lithium will be a standard part of battery chemistry globally. The reason the price would be negatively impacted, is that China is mining lepidolite deposits and using such concentrates in the production of battery grade lithium. Lepidolite deposits are typically low-grade, resulting in higher processing costs. Many, including Benchmark Mineral Intelligence, have critiqued Goldman Sach’s view and in particular its assumptions regarding the speed at which these new sources of supply will be brought to market and the ease at which they can be converted to a form needed by battery makers. It is early days for lepidolite and thus far Goldman Sach’s predicted price decrease has not materialized as they suggested.

21 https://www.gica.global/initiative/north-americas-super-corridor-coalition-nasco

BUSINESS

Overview

We are an emerging exploration company focused on exploration.

Lithium Lane

Our primary focus is on exploration on and eventually the development of our 100% owned portfolio of four properties in the historic and preeminent mining center of Snow Lake, Manitoba, Canada which in aggregate encompass 77 discrete claims totaling 43,031 acres, or 17,414 hectares. Our goal is to become a strategic supplier to processors of battery-grade LiOH to supply the growing electric vehicle battery and battery storage markets. Our primary assets are four properties in the historic and preeminent mining center of Snow Lake, Manitoba, Canada: (1) the Zoro Property; (2) the Jean Lake Property; (3) the Grass River Property; and (4) the Peg North Property (together, the “Lithium Lane Properties”). To capitalize on the fast-growing demand for lithium driven by electrification of the transportation sector and battery storage for grid stability, our focus is to expeditiously monetize the resources we anticipate are held in the Lithium Lane Properties. To date, the Zoro Property is the only project where the Company has a S-K 1300 compliant inferred mineral resource estimate. This S-K 1300 compliant Technical Report was prepared to support ongoing exploration and development by the Company. Its primary goal was to review existing and newly discovered lithium-cesium-tantalum-bearing pegmatite dykes on the property based on exploration work finished before July 2018. It would utilize the related geoscientific database to demonstrate sufficient technical merit to continue the assessment of known pegmatite dykes and to explore for repetitions of this style of mineralization. The NI 43-101 Technical Report on The Zoro Lithium Project, Snow Lake, Manitoba dated July 6, 2018, defined an inferred resource on Dyke 1. The Company has subsequently drilled an additional 10,000 meters of core and documented a total of 16 spodumene mineralized pegmatite dykes. Based on the 2018 S-K 1300 compliant report, a base case inferred resource for Dyke 1 on the property was determined. The reporting cut-off is 0.3 percent Li2O. Dyke 1 contains 1,074,567 tonnes at 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm Ga, 1212 Rb, and 43 ppm Ta.

There are several positive tailwinds for lithium demand, particularly hydroxide in the United States. RK Equity forecasts an increase in battery cell demand in the United States of approximately 30 times between 2020 and 2030. We believe it is highly likely that the North America will emulate Europe's battery raw material strategy and target a high percentage of local lithium chemical production. The United States currently has approximately 15KT LCE of local chemical production capacity – a fraction of the 500KT LCE demand we forecast in 2030. As hard rock to hydroxide offers the shortest greenfield route to increased supply, and Foremost’s land position hosts significant potential, projects such as Foremost’s Lithium Lane Properties will be seen as strategic in the years to come.

The Lithium Lane Properties are ideally located in the Province of Manitoba, Canada, where 97% of the electrical energy supply is from hydro- electric renewable sources. The region of Snow Lake, where the Lithium Lane Properties are situated, is mining friendly, and the Hudson Bay Railway runs within 30km of the Lithium Lane Properties. The Hudson Bay rail runs north to the Port of Churchill which supplies access to Europe by ship, or south to the EV manufacturing markets in Michigan and the southern United States. We intend to be one of the first producers of SC6 technical specification spodumene concentrate and subsequently upgrade to battery grade LiOH. Our belief is that investors and customers will demand a secure supply of ethically mined commodities from North American miners to supply demand from the electric vehicle market.

We are in the process of exploring our Lithium Lane Properties and expect that following a planned six-phase exploration program, we will be in a position to book additional S-K 13000 compliant resource estimates and move closer to our goal to develop a mine.

We also have the Hidden Lake Lithium project in the Northwest Territories, Canada and the Winston gold and silver project in the US

Hidden Lake

The Hidden Lake lithium project has promising geology but has not been the Company’s main focus given that it is not one of the Lithium Lane properties. The Company intends to consider funding options for that property and would consider appropriate opportunities to expand our team to allow a robust exploration program to be executed and shareholder value to be unlocked. The Company will continue to explore this property under its current structure and will consider other possible options to enable value to be unlocked including a spin out or joint venture.

Winston

The Winston gold silver project has promising geology but is non-core for the Company at this stage given the Company’s focus on its Lithium Lane properties. A entity that was funded and had a geologist focussed on the project could look for opportunities to expand the claims and execute an exploration program that could unlock significant value from this. The Company will consider options to enable value to be unlocked including a spin out or joint venture with precious metals focussed participants.

Detail

A map showing the Company’s current net land position in the Lithium Lane Properties is shown under the heading “Location and Description of Lithium Lane Properties.”

We are actively exploring each of our four core Lithium Lane Properties. The Table below summarizes our current status and next major milestone activity:

Near-Term Immediate Exploration Works:

Zoro Property

The Company just completed a successful April 2022 drill program and now has 16 lithium-bearing pegmatite dykes (DISCOVERIES OR EXPLORATION TARGETS?) upon which to potentially build a resource. The Company is flying drone-supported airborne geophysics and will integrate that data with MMI soil geochemical data, mapping and prospecting data, and drill core data into a Leapfrog 3D model. The Company will use this data to determine the most effective step out and infill drill program. Simultaneously, the Company has contracted Glencore Canada (“XPS”) to process an initial batch from Dyke-1 into (a) SP6 technical specification spodumene concentrate and (b) battery-grade LiOH.

Dyke 16 is the newest spodumene-bearing pegmatite dyke discovered on the Zoro property. A total of 8.28 metres of spodumene-bearing pegmatite was intersected by two drill holes in 2022. Spodumene contents in the dykes vary between 3 and 15%, are light green in color and occur as individual crystals and crystal aggregates. DDH FM22-70 intersected spodumene-bearing pegmatite between 32.44 m and 35.80 m. Assay results vary from 0.04% to 1.33% Li2O in 4 core samples over 3.36 m. DDHFM22-70B, drilled to undercut the first pegmatite intercept, intersected 4.92 m of spodumene-bearing pegmatite with lithium contents varying from 0.04% to 1.05% Li2O in 5 core samples. Related metal concentrations in Dyke 16 include Cs (225-476 ppm), Nb (74.9-116.2 ppm) and Ta (28.3-89.7 ppm).

High-grade spodumene pegmatite Dyke 8 was discovered on the Zoro property in 2018 by the drill testing of a Mobile Metal Ions soil geochemical anomaly. Discovery hole Far18-35 intersected 36.5 m of spodumene-bearing pegmatite including individual intercepts of 12.3 m of 1.1% Li2O, 4.4 m of 1.2 % Li2O, and 2.2 m of 1.5% Li2O.

DDHFM22-71 undercut the original 2018 pegmatite discovery and intersected two discrete pegmatites. A spodumene-bearing pegmatite was intersected between 70.45 and 75.89 m and a second between 84.4 m and 86.65 m. Host rocks include fine-grained, variably altered, and foliated basalt +/- pyroxene.

Assay results from the first pegmatite intersection vary from 0.05%-0.86% Li2O in 5 core samples over 4.71 m and 0.05% Li2O in each of 2 core samples over 2.25 m from the second pegmatite intersection. The highest concentrations for related metals Cs (1440 ppm) and Nb (137.9); cf. sample 423028; Table 1) in Dyke 8 occur in a pegmatite with no visible spodumene. The Li2O content in this sample is 0.21% suggesting the likely but undetected presence of a lithium-bearing mineral. Tantalum analyses from Dike 8 core samples vary between 30.2 ppm and 88.5 ppm.

Jean Lake Property:

The Company is currently preparing for its initial exploration drill program over the upcoming winter drilling season. Fourteen drill targets were identified through a combination of prospecting and airborne geophysics. The top 10 priority targets will be tested first. The Company will couple these efforts with additional boots on the ground prospecting and targeted MMI sampling over areas of specific interest identified from the completed airborne geophysical survey. All data will be integrated into the Company’s Leapfrog 3D model.

Grass River Property:

The Company is flying drone-supported airborne geophysics and shall integrate that data with the historical mapping and prospecting data, and historical drill core data into a Leapfrog 3D model. Over the second and third quarters of 2022, the Company has boots on the ground prospecting and targeted MMI sampling over areas of specific interest identified from the airborne geophysical survey. All data shall be integrated into the Company’s Leapfrog 3D model which will assist with the initial exploration drill program for Q4 2022.

Peg North Properties:

The Company will fly airborne geophysics over the entire property in the third quarter of 2022. Over the second and third quarters of 2022, the Company has boots on the ground prospecting and targeted MMI sampling over areas of specific interest from historically mapped pegmatites. All data shall be integrated into the Company’s Leapfrog 3D model which will inform the initial exploration drill program for the fourth quarter of 2022.

Our Exploration Target – Lithium Lane Properties – Inferred Resources

On September 5, 2018, the Company announced the existence of an S-K 1300 compliant and inferred lithium mineral resource at our Zoro Property in central Manitoba, Canada. This was an updated NI-43-101 report only covering Dyke-1 progress current to H1-2018. The main features of this resource, as reflected in the table below, can be characterized as follows:

●	A -S-K 1300 compliant report a base case inferred resource for Dyke 1 on the property was determined. The reporting cut-off is 0.3 percent Li2O. Dyke 1 contains 1,074,567 tonnes at 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm Ga, 1212 Rb, and 43 ppm Ta..
●	The inferred resource is entirely from a single high-grade lithium bearing spodumene pegmatite dyke (Dyke-1) partially outcropping at surface on the Zoro Property. The Company has subsequently discovered a total of sixteen (16) spodumene mineralized pegmatite dykes which remain open for further drilling to build substantial additional S-K 1300 compliant resources.
●	The Company is currently aware of 16 historically mapped and drilled spodumene mineralized pegmatite dykes on the Grass River Property which have yet to be fully delineated or drilled to S-K 1300 standards (previous 1959 results are not applicable although they clearly evidence 7 spodumene mineralized pegmatites).
●	In August 2021, the Company discovered two beryl pegmatite outcrops on the Jean Lake Property which assayed high-grade lithium. These high-grade assay results included 3.89 Li2O% to 5.17% Li2O%. As a result of airborne magnetics, the Company has currently defined 14 high priority drill targets on Jean Lake Property – including the two “Beryl” pegmatites which shall be drill tested for the first time in the third quarter of 2022.
●	The Company acquired the Peg North Property in the second quarter of 2022 and is using targeted MMI together with boots on the ground prospecting to delineate the five (5) historically documented spodumene pegmatites on the property in the second and third quarters of 2022.

We note that the ranges of potential tonnage and grade (or quality) of the lithium resource at our Zoro Property are conceptual in nature. We have not yet conducted sufficient exploration on our Zoro Property to estimate a mineral resource (i.e., a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction), and it is uncertain whether further exploration will result in the estimation of a mineral resource. Our Lithium Lane Properties exploration target, therefore, does not represent, and should not be construed to be, an estimate of a mineral resource or a mineral reserve.

Zoro Property Inferred Resource

Cut-Off 0.3 Li2O%	Tonnes (t)	Grade Li2O%	Li2O tonnes
Inferred	1,074,567	0.91	10,756

The following resource estimation was completed by Scott Zelligan, P. Geo, with an effective date of May 25, 2018. This resource covers only material within Dyke 1 at the Zoro Property. Comparable properties are referenced within this section, and such resource estimation was obtained from: Richard & Pelletier, 2011; Dupere et al., 2017; Selway et al., 2012; and Boyko et al., 2018. Our lithium resource is comprised entirely from one spodumene mineralized pegmatite dyke (the Zoro Dyke 1) as defined by our 2017/2018 drill programs. Dyke 1 is close to additional lithium bearing mineralization hosted in 15 spodumene pegmatite dykes that are yet undefined and does not comprise part of the existing resource. The resource remains open at depth and along strike in both the north and south directions which will be among targets for the next phase of step out and infill drilling in the fourth quarter of 2022.

Estimation was conducted only within the mineralized pegmatite with internal and external waste excluded as identified by hard boundaries. Interpretation occurred on a two-dimensional sectional basis then combined to form a three-dimensional volume model of the in-situ pegmatite dyke. No waste material in the host country rock was estimated.

The resource was estimated using Micromine software with an inverse distance squared interpolation method due to insufficient data available to suit variography and kriging.

The resultant resource is classified as an inferred resource in accordance with S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions, and possible interpretation alternatives. Enough holes required to provide more than an indicated category confidence in the Zoro resource have not been drilled. We have not completed any economic modelling or reporting and, therefore, the available, historical drilling information is considered early stage, and the risk of the failure of additional drilling to provide confirmation of our indicated and inferred resource is great. To date, a limited amount of capital has been invested in the Lithium Lane Properties and the future success of the project will rely heavily on the availability of additional capital which may not be available to us on favorable terms, if at all. Future capital investment in us may result in dilution of your investment in our ordinary shares and a failure to confirm our resource may result in a failure of our business and the complete loss of your investment.

Geology and Interpretation

Dyke 1 pegmatite is the largest and best studied dyke on the Zoro Property. It is a north-south trending, near vertical body that extends for at least 280m in length and a maximum known thickness of approximately 35m. An apparent lack of alteration in the country rock is commonly described in the historical drill logs with only a local description of brecciation of the mafic volcanic rocks associated with a quartz network of veins. Recent field work identified Holmquist in the mafic volcanic country rock, indicating metasomatic alteration associated with the pegmatite intrusion, and lithogeochemical analyses demonstrate that a broad metasomatic halo was developed. Holmquist-bearing assemblages are a function of the activity of lithium introduced into the pegmatite’s wall rock. These assemblages reflect greenschist facies metamorphic conditions and are only found in amphibolite wall rock usually replacing hornblende, pyroxene, or biotite (Heinrich, 1965; London, 1986). Based on historical and recent drill log descriptions the zonation in the Dyke 1 pegmatite can be defined as follows:

1) the wall zone is at the contact and is predominately composed of quartz, microcline, and muscovite, with accessory tourmaline, hornblende, biotite and rare beryl and spodumene.

2) the intermediate zone has medium sized crystals of microcline, albite, quartz, muscovite and spodumene (less than 5%).

3) the central zone has abundant spodumene (locally up to 50% but more commonly varying between 10 and 30%), albite, quartz and locally pollucite and tantalite, and accessory apatite, tourmaline, pyrrhotite, lepidolite, columbite group minerals and Fe-Mn phosphate minerals.

4) core zone is mostly composed of quartz with small to medium grained spodumene crystals (locally 15-20cm crystals of spodumene are observed) in a quartz matrix, with minor tourmaline and muscovite.

Based on historical descriptions and recent preliminary petrographic work, three stages of spodumene growth can be identified. The first is a primary phase greenish spodumene, and the second is a spodumene plus quartz intergrowths possibly after petalite breakdown (Cerny and Ferguson, 1972). The third phase consists of late bands of very fine-grained spodumene crystals that crosscut other mineral phases or surround feldspars and muscovite grains. Locally, spodumene crystals can be surrounded by fine-grained mica described in historical drill logs as purple, possibly Li-mica or lepidolite. This could be indicative of a late Li-enriched episode (possibly auto-metasomatism) responsible for the formation of the later mica. Acicular opaque minerals of the columbite group are present, and locally late bands of fluorite were reported in historic assessment files associated with fractures in the pegmatite. The latest event identified in the thin section is characterized by late Fe-rich, quartz-calcite stringers with no definite direction that crosscut the pegmatite. Deformation is visible in the thin section in the feldspars and muscovite (kink bands in muscovite are commonly observed) suggesting that the pegmatites are pre- to syndeformational.

Drilling

After the historical drillhole locations were determined, an excel drillhole database was compiled. All 78 historical PDF drill logs were entered into the database by hand. All relevant data was captured including survey data, major and minor lithologies, alteration, pegmatite mineral composition, structure, and assay data when available. A legend was created, and rock codes were assigned. Lithologies were consolidated when necessary to model the dykes in 3 dimensions. Historical drillholes that intersected Dyke 1 were de-surveyed in Studio EM (Datamine). Seventeen cross-sections (spaced at 25m intervals perpendicular to Dyke 1) and 7 plan maps (spaced at 50m elevation intervals below surface) were created for interpretation. Interpretations of the pegmatite, gneiss, schist, metavolcanics, and overburden were done by hand drawing. These interpretations were then scanned, digitized in AutoCAD, and wireframed in Studio EM. A model of the Dyke 1 pegmatite was created from the cross-sections and plan maps, which served as the basis for the Company’s drill targeting. Between November of 2016 and November of 2017, the Company conducted three small drilling programs on Dyke 1 to validate historical drilling results and to test the pegmatite farther along strike and at depth. A total of 19 drillholes summing 2,920.4m were drilled through these three exploration phases focused exclusively on Dyke 1. In the first quarter of 2018, the Company conducted a larger drilling program which not only continued the definition of Dyke 1 but also began drill testing other lithium bearing dykes on the property (Dykes 2, 4, 5 and 7).

The Company has drilled 10,007m of core in total to date. The Company has discovered 16 spodumene pegmatite dykes which are not included in a S-K 1300 compliant resource at this time. The Company needs sufficient working capital to deploy on the Zoro Property to fully describe the potential resource.

Sampling

Gogal Air Services, located at 494 Lakeshore Drive., Snow Lake, Manitoba, provided helicopter support and supplied the core shack, equipment, and core storage for our drilling programs. Jake Ziehlke of Strider Resources based in Oakbank Manitoba, performed the ground truthing and drill pad cutting, and Richard Stoltz based in Snow Lake Manitoba performed the core cutting and aided in drill pad cutting. Mark Fedikow (Independent consultant, Phase 1), Mike Kilbourne (Orix Geoscience, Phase 2), Chris Watters (Orix Geoscience, Phase 3) and Paul Nagerl (Orix Geoscience, Phase 4) were the project geologists on site and were responsible for spotting drillholes, drill site inspections, logging core, sampling, and ensuring that samples were properly bagged and shipped to Activations Laboratory, an ISO accredited laboratory. Westcore Drilling performed drilling for all three phases. A single drill rig was used throughout the programs and water was supplied by pump and hose sourced from several nearby water bodies including a local creek which runs a few meters east of Dyke 1. This local creek feeds into Johnson Lake approximately 200m south of Dyke 1 outcrops. Orix Geoscience Inc. performed data entry, database management, geological interpretations, 3D modeling, and drill targeting. Orix continued support of the drill programs by completing drillhole status update documents, continuously updating the database, and performing QAQC checks on the drilling sample programs.

Sample Analysis

The core was first retrieved at the drill site as the drill helper removes the core from the core tube into the drill box. The drillers were provided with a drill status sheet prior to the start of each hole to ensure that the boxes were labelled with the appropriate hole number. Should an error be noted by the project geologist on site, the box numbers were corrected immediately. A wooden block was inserted after each 3m core run recorded with the meterage down hole. The core remains in the custody of the drillers until it is flown back by helicopter sling after each 12-hour drilling shift (weather permitted), where it was immediately inspected by the project geologist. The core, when not being attended to, is stored at Gogal Air Services helicopter hanger on core racks and pallets. The core was then transported into the core logging facility where it was teched, logged, and sampled. Core was laid out on core tables to be initially inspected for correct meter blocks and drillhole identification. The project geologist was responsible for ensuring that the core is in continuous correct order. In 2018, a logging and sampling procedure document was created and implemented for subsequent programs. Logging was recorded in an excel template detailing intervals with associated major lithology, minor lithology, pegmatite minerals, structure, alteration, and samples. Generally, major lithologies were considered any unit greater than 2 meter and minor lithologies less than 2 metres Special attention was placed on logging the pegmatite intervals, ensuring that mineralogical zoning was noted.

Once the geological information for each hole was recorded, the project geologist identified core to be sampled. Sample number identifiers were written on the core in red grease pencil, marking each sample with a starting arrow and ending arrow to indicate length. A corresponding sample tag was filled out for each sample, including the “from” and “to” intervals and a brief description was recorded in the drill logs. One third of the sample tag remained in the sample book to be retained as reference, a second tag was placed underneath the remaining portion of core interval to be sampled, and a third tag was placed in the sample bag with the sample portion. Sample intervals did not cross lithological boundaries significant alteration zones, or mineralogical zoning of the pegmatite; samples were selected of homogenous content. Sample interval lengths were greater than 0.3 meter but less than 1.5 meter. Shoulder samples of the host rock were not required as spodumene mineralization does not occur outside of pegmatites. Quality Assurance/Quality Control controls were inserted.

All drill core and rock chip samples were analyzed with Activation Laboratories (“Actlabs”) in Ancaster Ontario which is an ISO 17025 accredited laboratory issued by the Standards Council of Canada (“SCC”). The samples underwent “Ultratrace7” (UT-7) analysis. This analytical approach combines a Sodium Peroxide (“Na2O2”) fusion with inductively coupled plasma / optical emission spectometry and inductively coupled plasma / mass spectrometry finish. All metals are solubilized. A brief description of the analytical methodology follows:

• ICP/MS: Fused samples are diluted and analyzed by Perkin Elmer Sciex ELAN 6000, 6100 or 9000 ICP/MS. Fused blank is run in triplicate for every 22 samples. Controls and standards fused with samples are run after the 22 samples. Fused duplicates are run every 10 samples. Instrument is recalibrated every 44 samples.

• ICP/OES: Samples are analyzed with a minimum of 10 certified reference materials for the required analyte, all prepared by sodium peroxide fusion. Every 10th sample is prepared and analyzed in duplicate; a blank is prepared every 30 samples and analyzed. Samples are analyzed using a Varian 735ES ICP or a Thermo 6500 ICAP. Results are reported in parts per million (ppm). into the sample stream at regular intervals.

The Quality Control System at Actlabs is accredited to international quality standards through the International Organization for Standardization/International Electrotechnical Commission (“ISO/IEC”) 17025 (which includes ISO 9001 and ISO 9002 specifications) with CAN-P- 1758 (Forensics), CAN-P-1579 (Mineral Analysis) and CAN-P-1585 (Environmental) for specific registered tests by the SCC. The accreditation program includes ongoing audits which verify the Quality Assurance system and all applicable registered test methods. ACTLABS is also accredited by the National Environmental Laboratory Accreditation Conference (“NELAC”) program and Health Canada. The quality program at ACTLABS also includes the use of standards, analytical duplicates, and blanks.

Estimation Methodology

Wireframes based on pegmatite intersections and assay results, were constructed by Orix Geoscience in Datamine (Studio EM) to represent the extent of Dyke 1. Contact profiles were generated to test the validity of the wireframe models and to determine the ideal method for treating wireframe boundaries. Contact plots for Li2O% were developed between the samples within the low-grade dyke domain and the waste, and between the “FW” and “HW” high-grade domains and the low-grade domain. Assay results from drilling were composited to 1m, as most samples were 1m and therefore this resulted in the least amount of unnecessary sample blending. Rather than force samples to exactly 1m, the compositing process approximated as closely to 1m as possible within each domain and within each drillhole interval. Absent data within the raw data set was assumed to be 0 grade. Li2O% grades were not capped. Histograms as well as statistics (for instance, coefficient of variance is <1.2), indicate that there are no “extreme” grade values that would have an impact on the overall grade population. The maximum values, as is typical of this type of deposit, are not much greater than 2 standard deviations from the mean. A density of 2.75 t/m3 was chosen for the tonnage estimate. This was based on values used for resource reports on comparable properties, as well as known values of pegmatite dykes.

Inverse-distance-squared (“ID2”) was chosen as the interpolation method. Nearest Neighbor (“NN”) and Inverse-distance-cubed (“ID3”) were also run as a check for the results. Variography was not performed as the sample populations were not large enough to support this method. Instead, the search ellipse anisotropy was designed to mimic the dominant orientation of Dyke 1 (as modelled). As discussed above, contact profiles indicated a “hard” boundary between the low-grade “low” domain and the surrounding (and contained) “waste” domain, as well as the high-grade “FW” and “HW” domains and the “low” domain they are contained within, for the estimation of Li2O%. For Be, Ga, Rb, and Ta, all material inside Dyke 1 was treated as one domain, with a “hard” boundary compared to the “waste” domain. For Cs, “low” and “HW” were treated as one domain with a “hard” boundary to the “waste” domain, and the “FW” domain was estimated as a “hard” boundary with the “low” domain. The Block Model was created with parent cells of 5m x 5m x 5m, and a minimum sub-cell size of 1.25m x 1.25m x 1.25m. Twenty-seven (27) interpolations were performed to populate the final grades for all metals into the block model. All domains and metals were estimated using three search ellipses, each with successively smaller search ellipses to better estimate volumes with higher sample density. Sections and Plans confirm the correlation between drill results and estimated grades. Continuity seems logical and there are no glaring mismatches between drillhole grades and block model grades.

Cut-off Grades

CIM Definition Standards for a Mineral Resource as a “concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade, or quality that there is reasonable prospect for eventual economic extraction.” In our case, a cut-off grade of 0.3% Li2O was used for resource reporting. This 0.3% Li2O cut-off grade was used to measure our resources as, according to our S-K 1300 Report, that is a reasonable grade necessary to cover estimated production costs.

Classification

Mineral resource classification is the application of Measured, Indicated, and Inferred categories, in order of decreasing geological confidence, to the resource block model. These are CIM definition standards (adopted by the CIM Council on May 10, 2014) for reporting on mineral resources and reserves, which are incorporated, by reference, in NI 43-101. As per CIM (2014):

Measured Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

Indicated Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

Inferred Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

These categories are applied in consideration of, but not limited to, drill and sample spacing, QAQC, deposit-type and mineralization continuity, surface and/or underground mineralization exposure, and/or prior mining experience. With respect to resource classification of the Zoro Lithium deposit, due to the number of samples and spacing of the drillholes, the entire resource has been classified as inferred.

The 2018 Zoro dyke-1 resource is classified entirely as an inferred in accordance with the S-K 1300 when taking into consideration, data density, deposit geometry, likely extensions, and possible interpretation alternatives.

Other Modifying Factors

A preliminary metallurgical test was conducted to determine possible concentrate grade recoverable from the Zoro dyke-1 deposit in 2020. Automated mineralogy, coupled with geochemical analyses and mineral chemistry, provide valuable quantitative data that can be used to guide the test work and explain recoveries and potential losses. Spodumene is the primary lithium mineral in the Zoro Pegmatite and accounts for 96% of the total lithium. Lithium losses due to other than spodumene host minerals will be minimal and favor the project. Furthermore, liberation of spodumene is 88% for the calculated head for a P80 of 600 μm. Therefore, flotation can be conducted at relatively coarse particle size to recover the spodumene. Liberation of gangue minerals including quartz (89%), Na- and K-feldspars (94%), and micas (82%) is very good. These can theoretically be rejected. Preliminary test work, HLS and combined with magnetite separation, tests indicate that it is possible to produce a high-grade (close to 6% Li2O) SC6 lithium concentrate after the rejection of iron silicate minerals. Thus, most of the spodumene should be amenable to recovery by HLS and/or flotation. The mineralogical characteristics of the pegmatite favor the economic potential of the project. However, additional metallurgical test work is currently being conducted by the Company to evaluate the DMS and flotation recovery of spodumene. No engineering studies have been conducted however, given the sub vertical nature of the deposit, underground mining is anticipated to be the method of extraction.

Location and Description of Lithium Lane Properties

Our core assets are the Lithium Lane Properties, which cumulatively encompass a total of 77 claims covering 43,031 acres, or 17,414 hectares of Tier 1 pegmatite fields located on or abutting the host Crowduck Bay fault structure.

Powerline
Rivers
Lakes
Zoro Lithium Property
Zoro North
Green Bay Option
Zoro 1
Jean Lake Lithium-Gold Property
GRC Lithium Property
Peg North Lithium Property
Manitoba_Competitor Claims
450,000 mE
457,500 mE
465,000 mE
472,500 mE
480,000 mE
N
Foremost Claims
Prov. of Manitoba
FOREMOST LITHIUM
Foremost Lithium Snow Lake Properties
Snow Lake, Manitoba
Claim Status
0
5
kilometers
April 25, 2022
Nad 83, Zone 14

Figure 2 - Land map which depicts the Company's cumulative land position in Snow Lake pegmatite fields located in Manitoba, Canada

Snow Lake is located approximately 700km north of Winnipeg, a 7-hour drive on well maintained, paved roadways. Daily flights are available from Winnipeg to both Flin Flon and Thompson. Flin Flon is a 2-hour (200km) drive west on paved highway to Snow Lake. Thompson is a 2.5-hour (260km) drive northeast from Snow Lake on paved highway.

The Lithium Lane Properties are in the Churchill geological province at the eastern end of the Flin Flon Belt. The Flin Flon Belt (1.92-1.88 Ga) is one of the largest Proterozoic volcanic-hosted massive sulphide districts in the world. The east trending Flin Flon Volcanic Belt (230km X 50km) is interpreted to be a remnant of a Paleoproterozoic orogenic mountain belt which developed as new ocean basin and arc crust interacted with Archean rocks of the Hearne and Superior cratons along complex convergent plate boundaries.

The area of the Lithium Lane Properties is bisected by the regional Crowduck Bay Fault. The rocks on the eastern side of this fault consist of folded Missi Group sandstones (greywackes) and conglomerates, part of the Eastern Missi Block. To the west, across the fault, the property is underlain by plutonic rocks intruding turbidites of the Burntwood Group, part of the Wekusko Lake Block. The Wekusko Lake Pegmatites with significant mineralization belong to the three groups quoted above. The general characteristics of each group will be discussed separately.

The Sherritt-Gordon pegmatite group (SG) – (applicable to Jean Lake and Snow Lake Resources Sherritt Gordon Type)

The eastern dyke has been traced for over 500 metres, striking 300-315° and dipping steeply to the southwest. The dyke ranges from 10 cm to 5 metres in width, and splits into 3 subparallel veinlets at the southeast end. The western dyke has been traced for almost 400 metres, striking parallel to the eastern dyke at about 70 metres, and dipping 50°-70° to the southwest; its width varies between 1.5 and 10 metres. Both dykes display some pinch and swell structures along strike, as well as slight changes in strike. Abrupt termination of the dykes was observed against gabbro, with re-appearance farther along strike. These features suggest that the pegmatites intruded parallel fractures that were subsequently slightly deformed and locally displaced. This observation is supported by local post-crystallization deformation of early minerals in the dykes. The orientation of the fractures occupied by the Sherritt dyke is sub-parallel to the D5 joint system observed by Bailes (1975) in the area to the north. The poor exposure of the dykes does not permit a detailed study of internal structure, but a safe generalization can be made from the few outcrops revealing complete cross-sections. The eastern dyke seems to be homogeneous in mineral distribution, and it shows only some coarsening of grain size inwards. The western dyke is asymmetric, with the grain size increasing to the hanging-wall contact, and some accumulation of the spodumene, quartz and blocky K-feldspar along this contact. Occurrences of cleavelandite, saccharoidal albite, garnet, apatite, and beryl are rather sporadic and patchy; muscovite seems to be dispersed rather regularly throughout the whole dyke. No Nb-Ta oxide minerals were observed that would be visible in hand specimen.

The Violet●Thompson pegmatite (VT) (Applicable to Peg North and Snow Lake Resources Thompson Brothers Type)

This dyke is located on the east shore of Grass River (Crowduck Bay) northeast of the Sherritt-Gordon property. It intrudes a series of Missi pebble to cobble conglomerates and is subparallel to parallel to their northeast- trending foliation; it strikes appoximately 030°-038°, with vertical dip. The dyke is up to 20 metres wide, exposed over 130 metres along strike at its southern end, and it was traced by drilling for more than 500 metres to the north. A lens-shaped outcrop of spodumene-bearing pegmatite 10 x 22 metres in size was discovered at the northern extension during the present field work, with the pegmatite pinching out on its southern end and open to the north. The main exposure of the dyke near its southern end reveals a number of metasedimentary slabs and rudimentary bridges within the pegmatite, suggestive of pegmatite emplacement into a dilatational structure. This is supported by the peculiar internal structure of the body, typical of vein fillings crystallizing during gradually and continuously opening fractures: the dyke is homogeneous both texturally and compositionally, with an oblique ladder-like orientation of columnar (1-35 cm long) spodumene and K-feldspar plunging 10-25° at 320-340°. This represents inclination of these crystals up to 30° from the perpendicular to the contacts with the host rock. Changes in attitude of the crystals occur along planes roughly parallel with the dyke contacts. This fabric of the mutually parallel columnar crystals, sub perpendicular to the dyke contact, is fundamentally different from the near-perpendicular but divergent growth of crystals governed by geometric selection in basically static open fractures (cf. Jahns 1953). All the structural features of the Violet-Thompson dyke (similar to, e.g., certain types of chrysotile veins in serpentinites) strongly suggest continuous crystallization in a tension field of a slowly opening fracture, with steady influx of homogeneous parent material, and with the oblique angle of wall separation abruptly changing during the process. A complex but consistent pattern of K/Rb and K/Cs fractionation in K-feldspar observed in two complete cross-sections of the dyke suggest that the eastern contact could have been the substrate and the growth possibly proceeded westwards. Local fracture fillings parallel to the main dyke can be observed inside the pegmatite, with mineral assemblages identical to those of the main dyke but mostly lacking its fabric. Bending and fracturing of spodumene and K-feldspar healed by albite and quartz also indicate that the host fracture was active during and after the bulk of crystallization. In addition to spodumene (which ranges between 10 and 20% by volume) and K-feldspar, the dyke contains mainly albite, quartz, and muscovite, which constitute the medium-to coarse-grained matrix separating the columnar crystals. Garnet, apatite, and beryl are very subordinate. No Nb, Ta-oxide minerals have been observed.

The Green Bay pegmatite group (GB) (applicable to Zoro)

This group is located about 4.5 km east-northeast of the Violet-Thompson dyke. It consists of 7 dykes intruding metabasalts of the Amisk Group, in a 2 km zone trending approximately 55° from the westernmost, and largest, pegmatite (Mulligan1965). The individual dykes strike northwest to north-northwest with subvertical dips, mostly crosscutting the northeast regional foliation of the metabasalts. The pegmatite group is located inside two divergent faults striking east-northeast and north-northeast. If they are interpreted as conjugate horizontal shears, the attitude of the pegmatites would correspond to the theoretical orientation of associated tension fractures (Mulligan 1965). Out of the seven pegmatites present, the westernmost (GB) and largest was examined in detail, and two minor dykes neighboring to the east (GBB and GBC) have been sampled for geochemical characterization. The GBA dyke is largely drift-covered and poorly exposed in trenches over 250 metres along strike, which is approximately 350° with vertical dip. The width varies between 3 and 20 metres. The pegmatite contacts crosscut the regional schistosity at a low, and variable, angle. The dyke is roughly concentric in internal structure. Coarsening of grain size of the main constituents—K-feldspar, quartz, spodumene, and black tourmaline—towards the centre of the body is only locally interrupted by patches of saccharoidal albite, larger aggregates of muscovite, and by coarser albite stringers carrying garnet and beryl. Spodumene is concentrated in, but not confined to, the core. Sicklerite, most probably an alteration product of triphylite, is exceptional. The GBB and GBC dykes show similar internal structure and composition, but they are much more influenced by post consolidation tectonic activity, which is very sporadic in the GBA dyke. They split into several subparallel veins, and they generally show much more active structural evolution than the main dyke. Spodumene occurs in them only in centrally located patches.

As evident from the preceding descriptions, the mineralogy of all three pegmatite groups is practically identical despite the widely separated locations, different attitudes, and individualized internal structures. The only difference observed in the field lies in the distinct enrichment of the GBA dyke in tourmaline and beryl, particularly towards its northern end; in the other pegmatites, these two minerals are much less abundant. Geochemical characteristics show a close relationship between the Sherritt-Gordon and Violet-Thompson groups, and a much more advanced fractionation in the Green Bay pegmatites. This is shown repeatedly by the plots of K/Rb vs. Cs in K-feldspars and muscovite, and by the Na/ Li vs. Cs plot of beryl (Fig. 165). In the Green Bay group, the highest degree of fractionation is attained in the small dykes GBB and GBC.

Zoro Lithium Pegmatites

General and detailed geology for the Zoro Lithium Project is depicted in the figures below. Mapping by the Manitoba Geological Survey on the property documents the Zoro Lithium Project is underlain by Ocean Floor volcanic rocks of the Roberts Lake allochthon and lesser amounts of Missi Group sedimentary rocks. The Ocean Floor rocks comprise mafic volcanic and related intrusions and the Missi Group consists of sandstone, siltstone, mudstone and quartzofeldspathic gneiss and migmatite. These lithologies are flanked to the south by Missi Group calc alkaline and tholeiitic basalt and rhyolite to dacite ash flow tuff and flows and to the east and west more Missi Group sedimentary rocks. The Ocean Floor mafic volcanic rocks adjacent to the dykes consist of a fine- to medium-grained strongly foliated dark green lithology. These andesitic to basaltic lithologies are locally interbedded with volcaniclastic sedimentary rocks and all are intruded by a quartz-phyric granite intrusion. The flows are generally fine- to medium-grained, massive with a 50°-70° lineation and strikes of N10°-30°E and steep northwest dips. Localized quartz veins, quartz laminae and associated iron carbonate veinlets are also present in outcrop adjacent to lineaments interpreted to represent faults. Minor arsenopyrite was noted in the quartz veins and laminae. These rocks are locally rusty-weathered and crosscut by veinlets of iron carbonate and quartz. Minor arsenopyrite and pyrite was observed in the quartz veins and laminae.

General Geology

Bazzio L
Herb Bay
Crowduck Bay
Wasste L
Roberts L
Atkins L
Wekusko Lake
Dion Lake
NAD 1983 UTM Zone 14N
0
5,000
Metres

Legend

Intrusive rocks

- L — Late intrusive rocks
- P — Intrusive rocks

Successor basin deposits

- B — Burntwood Group
- S — Schist-Wekusko assemblage
- M — Missi Group
- MV — Missi Group volcanic rocks

Juvenile arc rocks

- J — Juvenile arc rocks

Ocean floor

- F — Ocean floor rocks

Symbols

- Option August 10, 2016
- Option September 26, 2017
- Zone 1 claim
- Fault
- Powerline
- Road
- Limited use road

Geology by:
Viljoen, D., Chackowsky, L.E., Lenton, P.G., Vanderkam, R., Broome, H.J., Simmen, W.L., NATMAP Shield Margin Project Working Group, Canada 2000: Selected data from the NATMAP Shield Margin Project database; Manitoba Industry, Trade and Mines, Geological Survey; Open file report 98-1.

July 8, 2018

Figure 3 - General Geology of the Wekusko Lake Pegmatite Field Region. Claim map of Zoro provided for context

The pegmatite dykes generally strike northwest to north-northwest with steep dips and crosscut the regional foliation at a low angle. The dykes tend to be concentric in internal structure and the grain size of the constituent minerals (potassium feldspar, quartz, spodumene and black tourmaline) coarsens towards the center of the dykes. This pattern may be locally interrupted by patches of saccharoidal albite, large muscovite aggregates and coarse albite stringers with garnet and beryl. Spodumene is concentrated in the cores of the dykes. Some of the dykes have been split into sub-parallel veins by post-emplacement tectonic activity.

Detailed geologic observations of the pegmatites on the property were initially hampered by caved, filled and overgrown trenches however after trench cleaning and mucking and the availability of drill core Martins et al. (2017) provide a detailed description of Dyke 1. It is a north-trending, near-vertical body that extends for at least 280m along strike, with a maximum thickness of approximately 35m. The presence of country-rock alteration was not noted in historical drill logs however, the mineral holmquistite (Li2(Mg, Fe2+)3Al2Si8O22(OH)2) was recently identified in the mafic volcanic host rock during field examinations, indicating metasomatic alteration associated with pegmatite intrusion. Rock and mineral analyses demonstrate that a broad metasomatic geochemical and mineralogical halo is present. The development of holmquistite-bearing assemblages is controlled by the introduction of Li into the country rock during pegmatite emplacement. These assemblages reflect greenschist-facies metamorphic conditions and are only found in amphibolitic wall rock, usually replacing hornblende, pyroxene or biotite (Heinrich, 1965; London, 1986). Based on historical and recent field and laboratory work zonation in the Dyke 1 pegmatite can be defined as follows: (1) the wall zone, composed predominantly of quartz, microcline and muscovite, with accessory tourmaline, hornblende, biotite and rare beryl and spodumene; (2) the intermediate zone, with medium-sized crystals of microcline, albite, quartz, muscovite and spodumene (<5%); (3) the central zone, with abundant spodumene (locally up to 50% but more commonly varying between 10% and 30%), albite, quartz and locally pollucite, and accessory apatite, tourmaline, pyrrhotite, lepidolite, columbite-group minerals and Fe-Mn–phosphate minerals; (4) the core zone, composed mainly of quartz with small- to medium-grained spodumene crystals (although locally 15–20cm crystals of spodumene are observed) in a quartz matrix, with minor tourmaline and muscovite.

Legend
Late Intrusive
L4 pegmatite
L2 magnetiferous pegmatite
Missi Group
M6c biotite dacite
M5a rhyolite ash-flow tuff and flows
M5d dacitic volcaniclastic rocks and flows
M4a calc-alkaline basalt to andesite
M4b tholeiitic basalt to andesite
M3a 'sandstone, crossbedded sandstone'
M3d siltstone, mudstone, crossbedded sandstone +/- pebble conglomerate'
M3f quartzofeldspathic gneiss +/- sillimanite, local garnet'
M3i quartzofeldspathic migmatite
M1a 'polymictic conglomerate, sandstone'
Burntwood Group
B1a 'greywacke, siltstone, mudstone'
B1b garnet-biotite gneiss +/- sillimanite or andalusite, local staurolite, biotite gneiss'
Schist-Wekusko Assemblage
S3a aphyric and porphyritic rhyolite
Intrusive Rocks
P10b 'quartz porphyry, feldspar porphyry, quartz-feldspar porphyry'
P9a granite
P9f foliated to gneissic granite and granodiorite
P7a granodiorite
P6b quartz diorite
P5b quartz diorite to diorite
P2d quartz diorite and gabbro
P2c diorite
Juvenile Arc
J7a 'felsic tuff, lapilli tuff, breccia, heterolithologic breccia'
J4b felsic
J1d basalt, basaltic andesite (geochemical affinity unknown); derived amphibolite'
Ocean Floor
F7a mafic volcanic and related intrusive rocks
Herb Bay
Crowduck Bay
Bazzle L
Vlassie L
Roberts L
Atkins L
Dion Lake
Wekusko Lake
NAD 1983 UTM Zone 14N
Zoro 1 claim
Option September 26, 2017
Option August 10, 2016
Fault
Geologic contact
Powerline
Road
Limited use road
Metres
July 8, 2018

Figure 4 - Detailed geology of of the Wekusko Lake Pegmatie Field Region. Claim map of Zoro provided for context

History of Lithium Lane Properties and Exploration Status

The Zoro1 pegmatite dykes are located on the north side of a small lake between Roberts Lake and the south end of Crowduck Bay. Early in 1953, Cs No. 3-10, 12 (P 26973-80, 82), S.R. No. 1- 6 (P 7877-82) and Linda 1 (P 26983) were staked by Mrs. Johanna Stoltz, Eric Stoltz, Carl Stoltz and Edwin Stoltz, and Key No. 1-4, 8-14 (P 27159-62, 27226-27, 27164-68) were staked by John Tikkanen, Hjalmar Peterson, and Loren Fredeen. These were cancelled the following year. Claim numbers Lit Nos. 11-5 (P 31758-62) was staked by J.J. Johnson in 1954. In 1955 Lit Nos. 6-1l8 (P 35014- 26) were added by J.A. Syme. All the Lit claims were assigned to Green Bay Uranium Limited in 1956 which changed its name to Green Bay Mining & Exploration Ltd. Early in 1956, before drilling commenced, samples containing more than 2% Li2O were reported (Northern Miner, January 12, 1956). A shipment of 136 kg (300 lbs.) of spodumene was sent to Ottawa for testing in 1956. This sample assayed 1.19% Li2O, with minor NbO5. Historic ore dressing tests concluded that good liberation and separation could not be affected (Mineral Dressing and Process Metallurgy Report in Green Bay Mining & Exploration Ltd., Corporation File). Over 6096 m (20 000 ft.) of diamond drilling was done on Lit No. 1-4, with at least 3048 m (10 000 ft.) of this on the main dyke. Results of the drilling on dykes 1, 3, 5 and 7 were reported to be "promising". Assays of 2.42% to 7.28% Li2O were reported from Dyke 5 (Green Bay; Corporation File). Dyke 5 was apparently 305 m long x 12 m wide (1000 x 40 ft.); Dyke No. 7, over 457 m x 24 m (1500 x 80 ft.). Several of the holes went deeper than 305 m (1000 ft.). Drilling on Lit 10, 16 and 17 amounted to 1950 m (6399 ft.). Gold was also found on the property, with a 3.3 kg (7.25 lb.) sample across 3.4 m (11 ft.) yielding 0.17 ounces per ton gold (Green Bay; Corporation File). Historic lithium tonnage estimates vary. An unsubstantiated visual estimate in September 1956 suggested up to 9-11 million tonnes (10-12 million tons) of Li2O occur on the entire group. In mid- March the main dyke was estimated to contain 1.8 million tonnes (2 million tons) grading 1.4% Li2O to a depth of 305 m (1000 ft.) in the main dyke (“Dyke 1”; Northern Miner, October 25, 1956; Mulligan, 1965, p. 81). A reserve estimate of 1,815,000 tonnes grading 1.4% Li2O was reported by Bannatyne (1985). In 1957, the estimate was revised to 1.72 million tonnes averaging 1.3% Li2O or 2.72 million tonnes (3.0 million tons) at 1.0% Li2O in Dyke 1 (Mulligan, 1957a, 1957b). By March 1958, 12 different tonnage estimates had been made (Northern Miner, March 13, 1958).

Also, by that time, a permanent camp and a 4-mile road into the property had been built. Plans for a heavy media separation plant on the property were being prepared by the Lummus Co. of New York together with Knowles Associates and the Colorado School of Mines (Green Bay Mining & Exploration Ltd., Corporation File). The description of mineral resources cited above is presented as historical resource estimates and use historical terminology for these estimates. These citations are given to provide an historical frame of reference. Although the resource estimations quoted in the text are believed to be reliable, they were calculated prior to the implementation of NI 43-101. The authors of these periodicals have not carried out work to classify these historical estimates under current mineral resource or mineral reserve terminology. The historical estimates are not meant to be interpreted as current estimates as defined in section 1.2 and 1.3 of NI43-101 and should not be relied upon. The Company does not consider these as current resources. The claims were assigned to J.A. Syme in 1963.

In 1980, J.A. Syme cancelled the Lit No. 6-18 claims and obtained Explored Area Lease No. 40 for the Lit No. 1-4 claims. Sampling and detailed geological mapping (Scale 1:1200) of the deposit was done by Cerny et al. (1981, p. 155). The analysis of four samples of "core muscovite" had an average content (in weight %) of 0.171% Li, 0.792% Rb, 0.0702% Cs, 0.0021% Be; nine samples of beryl averaged 0.331% Li, 0.903% Na, 0.939% Cs; three samples of spodumene averaged 0.23% Na2O, 0.943% Fe as Fe2O3 (Cerny et al., 1981, p. 192). The Lit Nos. 6-18 claims were re-staked under Nor 5 and 6 (W 49000, 49001) by Ross Colon and Moses Crane, respectively, for Noranda Exploration Company Limited in 1983. Fedikow et al. (1986) examined quartz veins and outcrop (c.f. mineral occurrence RL-95) in the general area. The Nor 6 claim was cancelled in 1987; the Nor 5 in 1988. In 1989, this area was staked as Kelly 3 (P 8412E) by Strider Resources Limited. The property owner Dalton Bruce Dupasquier optioned the Zoro 1 claim to Force Energy Ltd. of Denver, Colorado (U.S.A.) in 2011. Force Energy defaulted in 2012 and the claim was optioned to the Company in 2016. The Company completed the acquisition of the Zoro 1 mineral claim as announced on May 9, 2017, in consideration for common shares of the Company and a non-interest-bearing promissory note for $100,000 payable in 12 months. Subsequently two option agreements were struck with Strider Resources Limited (Snow Lake, Manitoba) to enlarge the property. In the first option agreement (August 10, 2016) Far Resources increased the size of the property by 600% acquiring an undivided 100% interest in all lithium-bearing pegmatite dykes on Claim Jake 3558 (P3558F) and a 350-metre-wide strip along the northeast edge of claim Jake 3558 and a portion of adjacent claims Bert 6304 (MB6304) and Bert 797 (MB797). The claims are contiguous with its Zoro 1 claim. The second option agreement (September 28, 2017) with Strider Resources expanded the property by an additional 2200 hectares. Claims Jake 9 (P3031F), Jake 1054 (MB 1054), Jake 2655 (MB 2655), Jake 3557 (MB 3557), Jake 54199 (W54199), Jake 10 (P3032F), Jake 2412 (MB 2412), Jake 2413 (MB 2413), Jake 54745 (W54745), CRO 5734 (MB 5734) were included in this second option agreement. Recently claims BAZ 12131 (MB12131) and BAZ 12133 (MB12133) have been acquired by Far Resources. The current total area of the property is 3005 hectares.

Commencing in 2016 the Company undertook prospecting, geological mapping, soil geochemical surveys, mineral and rock geochemical surveys and collaborative research all leading to four diamond drill campaigns. In support of these activities the limited existing historic databases were utilized to produce preliminary three-dimensional models of the spodumene bearing dykes on the property to assist drill targeting. To date a total of $6 million has been spent on exploration works – most of the work has been applied to the Zoro Property. We are actively exploring each of our four (4) core Lithium Lane properties. The Table below summarizes our status and next major milestone activity:

Historical Metallurgical Testing

In 2020, a preliminary metallurgical test was conducted to determine possible concentrate grade recoverable from the Zoro dyke-1 deposit. Automated mineralogy, coupled with geochemical analyses and mineral chemistry, provided valuable quantitative data that can be used to guide the test work and explain recoveries and potential losses. Spodumene is the primary lithium mineral in the Zoro Pegmatite and accounts for 96% of the total lithium. Lithium losses due to host minerals other than spodumene will be minimal and favor the project. Furthermore, liberation of spodumene is 88% for the calculated head for a P80 of 600 μm. Therefore, flotation can be conducted at a relatively coarse particle size to recover the spodumene. Liberation of gangue minerals including quartz (89%), Na- and K-feldspars (94%), and micas (82%) is very good. These can theoretically be rejected. Preliminary test work, HLS and combined with magnetite separation, tests indicate that it is possible to produce a high-grade (close to 6% Li2O) SC6 lithium concentrate after the rejection of iron silicate minerals. Thus, most of the spodumene should be amenable to recovery by HLS and/or flotation. The mineralogical characteristics of the pegmatite favor the economic potential of the project. However, additional metallurgical test work is currently being conducted by the Company with Glencore Canada (XPS) to evaluate the DMS and flotation recovery of spodumene.

Ownership of the Lithium Lane Properties

The Lithium Lane Properties encompasses a total of 77 claims covering 43,031 acres, or 17,414 hectares of pegmatite fields located on or abutting the host Crowduck Bay fault structure. Below is a summary of the claims’ history for each of the respective properties.

Zoro

The property owner Dalton Bruce Dupasquier optioned the Zoro 1 claim to Force Energy Ltd. of Denver, Colorado (U.S.A.) in 2011. Force Energy defaulted in 2012 and the claim was optioned to the Company in 2016. The Company completed the acquisition of the Zoro 1 mineral claim as announced on May 9, 2017, in consideration for common shares of the Company and a non-interest-bearing promissory note for $100,000 payable in 12 months. Subsequently two option agreements were struck with Strider Resources Limited (Snow Lake, Manitoba) to enlarge the property. In the first option agreement (August 10, 2016) Far Resources increased the size of the property by 600% acquiring an undivided 100% interest in all lithium-bearing pegmatite dykes on Claim Jake 3558 (P3558F) and a 350-metre-wide strip along the northeast edge of claim Jake 3558 and a portion of adjacent claims Bert 6304 (MB6304) and Bert 797 (MB797). The claims are contiguous with its Zoro 1 claim. The second option agreement (September 28, 2017) with Strider Resources expanded the property by an additional 2200 hectares. Claims Jake 9 (P3031F), Jake 1054 (MB 1054), Jake 2655 (MB 2655), Jake 3557 (MB 3557), Jake 54199 (W54199), Jake 10 (P3032F), Jake 2412 (MB 2412), Jake 2413 (MB 2413), Jake 54745 (W54745), CRO 5734 (MB 5734) were included in this second option agreement. Recently claims BAZ 12131 (MB12131) and BAZ 12133 (MB12133) have been acquired by Far Resources. The current total area of the property is 3005 hectares.

Jean Lake Claim Name	Claim Number	Area (Hectares)	Expiry

MB8247	JOL8247	233	February 12, 2023

MB8248	JOL8248	207	February 12, 2023

MB8428	JOL8428	255	April 30, 2023

MB8429	JOL8429	164	April 30, 2023

MB9419	JOL9419	143	October 30, 2023

Grass River Property (GRC)

The recently acquired Grass River property consists of 27 claims totaling 14,873 acres located 30 km east of the historic town of Snow Lake and 6.5 kilometers east of the Company’s Zoro lithium project. The GRC hosts multiple pegmatites exposed in outcrop and 7 drill-indicated spodumene-bearing pegmatite dykes.

The bulk of mineral exploration in the Snow Lake area was undertaken in the late 1950’s and was primarily designed to assess the general area for base metal massive sulphide mineralization. Ground geophysical surveys (electromagnetics and magnetics) were the primary tool coupled with boots on the ground prospecting. Many holes were drilled to assess base metal environments. During the drilling of geophysical targets, several spodumene pegmatites were intersected.

A total of 10 pegmatites are exposed in surface outcrop on the property and together with the 7 drill-indicated spodumene-bearing dykes (Figure 1) will be part of the exploration focus in 2022. Ongoing data interpretation of results from a drone assisted magnetic survey completed by EarthEx Geophysical Solutions Inc. in June of 2022 will guide follow-up prospecting and geochemical surveys expected to commence in July of 2022. These surveys will be supplemented with a drone-assisted LIDAR survey planned for July 2022. A drill program is planned for later in the year. Results of the magnetic and LiDAR surveys will be released in a news release and on the Company’s website when complete.

These claims were staked and registered by the Company with the Manitoba Mining Recorder on January 18, 2022.

Jean Lake Lithium Property

The five claim 1002-hectare Jean Lake lithium and gold property is situated in west-central Manitoba 15 kilometers east of the historic town of Snow Lake. It is hosted by the Early Proterozoic (1.832 Ga) Rex Lake Plutonic Complex which is a circular intrusion 8 km in diameter. The property hosts the historic west-northwest striking Beryl lithium pegmatites rediscovered in August of 2021 in blasted trenches beneath 80 years of organic deadfall and glacial sediment. The dykes are characterized by coarse grained light green spodumene crystals in a matrix of potassium feldspar, quartz, and muscovite. The property also hosts the shear zone-hosted Sparky gold occurrence discovered in1918.

Five representative rock chip samples of spodumene-bearing mineralization were collected from two trenched locations of the Beryl pegmatites. Two of the samples were apple green, coarse grained spodumene (Far21-1 and -2)) and three samples were from straw-coloured finer grained spodumene (Far21-3,4 and 5)). Samples were shipped to Activation Laboratories in Ancaster (Ontario) for analysis using the UT-7 method which uses a total dissolution of the sample by sodium peroxide fusion and ICP-MS finish. This analytical approach is the standard analytical technique used by the Company on its Zoro and Jean Lake lithium projects. Results indicate all samples returned high-grade lithium contents regardless of the textural characteristics of the spodumene (Table 1).

Table 1. Lithium analyses for two styles of spodumene mineralization at the Beryl pegmatite, Jean Lake property, Snow Lake area, Manitoba.

Element	Li20%	Li2C03%
Unit %
Detection Limit
Analysis Method

Beryl Pegmatite 1:
FAR 21L-1	3.89	9.63
FAR 21L-2	5.17	12.78

Beryl Pegmatite 2:
FAR 21L-3	4.74	11.71
FAR 21L-4	4.09	10.11
FAR 21L-5	3.81	9.42

Gold

Fifteen representative rock chip samples from the Sparky occurrence returned assay results of up to 20.9 g/t gold (Table 1). All but one sample exceed 1 g/t gold. Grab samples representative of mineralization exposed in outcrop and in pits were collected from pervasively silicified wall rock containing brecciated and mineralized quartz veins. The deformation observed in the rocks sampled is attributed to faults cutting the eastern portion of the Rex Lake Pluton which is bounded on the east by the crustal scale Grass River Fault.

The gold mineralization is associated with disseminated and near-solid fracture fillings consisting of fine grained to blocky arsenopyrite with lesser pyrite and chalcopyrite.

Table 1. Summary of gold assay results, Jean Lake property.

Sample	UTM East	UTM North	Grams Per Ton/ Gold	G/T Gold

FAR21G-1	451647	6076201	1.6	1.66
FAR21G-2	451647	6076201	138	0.138
FAR 21G-3	452451	6076406	20.9	20.9
FAR 21G-4	452451	6076406	8.6	8.66
FAR 21G-5a	452409	6076351	1.9	1.93
FAR 21G-5b	452409	6076351	1.8	1.84
FAR 21G-6a	452377	6076246	11.2	11.2
FAR 21G-6b	452377	6076246	6.4	6.42
FAR 21G-7	452356	6076171	2.0	2
FAR 21G-8a	452417	6076377	7.6	7.63
FAR 21G-8b	452417	6076377	8.6	8.66

FAR 21G-9	452366	6076105	4.0	4.05
FAR 21G-10	452395	6076407	1.3	1.38
FAR 21G-11	452356	6076171	1.0	1
FAR 21G-12	452441	6076396	1.2	1.29

Ongoing exploration is planned for 2022 utilizing the results from recently completed drone-assisted magnetic and Lidar surveys.

MB3530

On July 7, 2022, the Company completed the acquisition of 100% of the right, title, and interest in and to those certain undersurface mineral rights certain comprising Manitoba Mineral Disposition No. MB3530, also known as the Jol Project, from Mae De Graf. The property is subject to a 2% NSR. MB3530 encompasses 25 hectares (62 acres) situated due north from the Company’s Jean Lake Property and due west of the Company’s Zoro Property and is included as part of the Jean Lake Property for purposes of this disclosure. The Company paid $8,000, and issued 18,181 common shares to the Vendor at a deemed price of $0.33 per common share. Figure 1 below presents Foremost Lithium’s cumulative land position in Snow Lake, Manitoba.

Peg North Lithium Property

The Peg North lithium property was acquired by the Company subsequent to an option agreement with Strider Resources Ltd. (“Strider”) pursuant to which the Company has the right to acquire a 100% interest in the Peg North claims located in the historic Snow Lake mining district in Manitoba. The Peg North property consists of 28 claims hosting five known pegmatite dykes, [Cerny, et. al.1981] 22 and captures the northern extension of the Crowduck Bay Fault and surrounding area, known for its lithium-enriched pegmatite dyke clusters. The acquisition pursuant to the Option Agreement will significantly expand the Company’s Snow Lake lithium holdings by 16,697 acres (6,757 hectares) to an amalgamated 43,031 acres (17,414 hectares) in the prospective Snow Lake pegmatite fields. The location of the newly acquired Peg North Claims is illustrated in Figure 1 below. In connection with this important acquisition, the Company wishes to take this opportunity to provide a comprehensive update and overview of the status of each of the properties comprising the Company’s impressive package of lithium and precious metals assets.

Under the terms of the Option Agreement, Foremost has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the “NSR”) (the “First Option”) in consideration for making aggregate cash payments of $750,000, issuing Strider common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on the Peg North Claims on or before the fifth anniversary of the effective date of the Option Agreement. The Common shares will be issued at a deemed price equal to the greater of (a) the average closing price of the Company’s shares on the CSE for the last 30 trading days prior to the date such shares are issued; and (b) the minimum price permitted under the policies of the stock exchange. In connection with signing the Option Agreement, on July 4, 2022 the Company made the initial option payment to Strider of $100,000 in cash and issued Strider an aggregate of 526316 common shares at a price of $0.19 per share. Once the First Option has been fully exercised, the Company may, at any time prior to commencement of commercial production on the Peg North Claims, exercise a second option to acquire one half (1/2) of the NSR (1%) for a cash payment of $1,500,000.

22 P. Cerny, D.L. Trueman, D.V. Ziehlke, B.E. Goad, and B.J. Paul, “THE CAT LAKE-WINNIPEG RIVER AND THE WESKUSKO LAKE PEGMATITE FIELDS, MANITOBA.” Manitoba Department of Energy and Mines, Mineral Resources Division Economic Geology Report ER80-1. 1981

Peg North

CLAIM NAME	CLAIM NUMBER	AREA IN HECTARES	EXPIRY DATE
PEG 13176	MB13176	140 ha	June 5, 2035
PEG 13177	MB13177	220 ha	June 5, 2030
PEG 13181	MB13181	220 ha	June 5, 2030
PEG 13178	MB13178	256 ha	June 5, 2034
PEG 13182	MB13182	256 ha	June 5, 2030
PEG 13184	MB13184	256 ha	June 5, 2030
PEG 13179	MB 13179	256 ha	June 5, 2030
PEG 13183	MB 13183	256 ha	June 5, 2035
PEG 13282	MB13282	256 ha	May 6, 2029
PEG 13285	MB13285	256 ha	May 18, 2030
PEG 13283	MB13283	256 ha	May 6, 2030
PEG 13286	MB13286	256 ha	May 6, 2030
PEG 13284	MB13284	256 ha	May 6, 2030

BEND 13210	MB13210	256 ha	January 12, 2029
BEND 13209	MB 13209	256 ha	January 12, 2029
BEND 12671	MB12671	256 ha	April 16, 2024
BEND 13279	MB13279	256 ha	May 18, 2029
BEND 13474	MB13474	256 ha	January 12, 2029
BEND 13473	MB13473	256 ha	January 12, 2029
BEND 13280	MB13280	256 ha	May 6, 2030
BEND 13277	MB13277	256 ha	May 6, 2030
BEND 13281	MB13281	256 ha	May 6, 2030
BEND 13278	MB13278	256 ha	May 6, 2030

LITH 13213	MB13213	190 ha	January 29, 2035
LITH 13212	MB13212	172 ha	January 29, 2035
LITH 13477	MB13477	245 ha	January 29, 2035
LITH 13478	MB13478	248 ha	January 29, 2035
LITH 13476	MB13476	202 ha	January 29, 2035

TOTAL NUMBER OF CLAIMS = 28	TOTAL AREA = 6757 HECTARES (26.39 square miles) (16,892 acres)

Permitting in Manitoba

All mineral claims in good standing on Crown land in Manitoba are entitled to be explored without any permitting, except as indicated below. All mineral exploration programs in Manitoba require work permits for timber removal, shoreland alteration and road construction. These permits are issued annually by the provincial Department of Conservation and Climate. For more intrusive exploration, such as line cutting (using chain saws), overburden stripping, blasting and/or diamond drilling, a work permit granted under Section 7(1)(c) of The Crown Lands Act or Section 23 (1) of The Wildfires Act, Province of Manitoba is required. Permits address conditions for exploration that must be adhered to in a given work area based on the planned exploration activities.

The type and duration of the camp infrastructure required for exploration also dictates the type of permit required in Manitoba. Temporary camps established for less than one year are covered by a work permit, whereas a separate permit issued by the Manitoba Department of Labor - Fire Commissioners Office is required for exploration camps on Crown land established for periods longer than one year.

Obtaining permits for advanced exploration and exploitation requires consultations with government officials and are based on specific permit requirements. The permitting process will be covered in the scope of our PEA.

Climate, Local Resources, Infrastructure and Physiography

Climate

The Snow Lake region is marked by short, cool summers and long, cold winters. The region has a sub-humid high boreal climate.

The mean summer temperature is 12.5°C (54.5°F ) and the mean winter temperature is -18.5°C (-1.3°F ). The temperatures are highest on average in July, at around 17.0°C. January is the coldest month, averaging -23.3°C. The mean annual temperature is approximately -2.5°C. The area is generally clear of snow cover between the beginning of June and the end of September.

The mean annual precipitation is about 450 mm, 35% as snow. The least amount of precipitation occurs in February, averaging 16mm. The most rainfall occurs in July, averaging 74 mm. Average monthly winds for the area range from 10km/hr to 13km/hr, with 40% of the winds originating from the NW, NE or N. Exploration activities can be carried out all year around.

Local vegetation consists of closed stands of black spruce and jack pine, with lesser aspen, white birch, white spruce and balsam fir. Permafrost may occur locally in organic deposits. Wildlife includes moose, black bear, lynx, wolf, barren-ground caribou, beaver, muskrat, snowshoe hare and red-backed vole. Bird species include raven, common loon, spruce grouse, bald eagle, grey jay, hawk owl and waterfowl, including ducks and geese.

Local Resources

Snow Lake is the closest community to the property. Snow Lake had a permanent resident population of 899 in 2016 and has 498 private dwellings. There are two small residential subdivisions located on Wekusko Lake along Highway 392, as well as cottages at Herb Lake and Cotes Landings. There are also a small number of seasonal remote cabins located on Wekusko Lake. The Wekusko Falls Provincial Park (88 ha) is located on the east side of Wekusko Lake and offers camping. The Wekusko Falls Lodge provides accommodations and meals.

Snow Lake is an established mining community and has the infrastructure in place to support exploration and mining operations in the region. Services include a health facility staffed with two doctors, an ambulance, a fire truck, a 3-person RCMP detachment, an RBC bank branch, grocery and hardware stores, two hotels/motels, three service stations, a kindergarten to grade 12 school, a hockey arena, a five-sheet curling rink and a nine-hole golf course. A small-craft charter service operates out of the community of Snow Lake, where small planes and helicopters can be chartered. There is a 1,100m by 20m municipal gravel airstrip located approximately 8.5 km northwest of the Lithium Lane Properties. The nearest rail access is at the Wekusko siding, approximately 65 km southeast of the Lithium Lane Properties.

The nearest larger population centres include Flin Flon (208km) and Thompson (260km), both accessible by paved highway. Flin Flon, with a population of 7,000, is a nearby provincial regional government centre and a major service and supply centre for the region. The nearest full-service commercial airport is located at Baker’s Narrows, near Flin Flon. The nearest international airport is located in Winnipeg.

The Snow Lake region has a history of virtually continuous production from a series of base and precious metal mines since 1949. Hudbay Minerals Inc., or Hudbay, currently operates the Lalor gold mine, located about 8 km west of Snow Lake. Hudbay also operates a 2,700 tonne per day zinc and copper concentrator in Snow Lake.

Infrastructure

Gridding, trenching, stripping and road building in the target areas on the Lithium Lane Properties, we expect, should be easily accomplished. Ample water is available for drilling purposes.

There are no permanent or temporary structures on the Lithium Lane Properties, and we have not established any exploration infrastructure on the property.

The area of the Lithium Lane Properties is sufficiently large to host a mining operation. A power line traverses the southern extremity of the property. The valley located directly east of the property could serve as a potential tailing storage area. Winter access roads to the property can be used for hauling purposes.

Physiography

The Lithium Lane Properties are located along the southern edge of the Precambrian Shield within the Wekusko Eco-district, Churchill River Upland Eco-region, Boreal Shield Eco-zone.

The property straddles Crowduck Bay at the northeastern end of Lake Wekusko. Wekusko Lake is a large, shallow body of water covering an area of approximately 25km long by 3km to 10km wide. Crowduck Bay is part of a long (12km) narrow channel leading to the Grass River that continues towards the northeast. Most of the shoreline of Crowduck Bay is flanked by steep, 15m to 20m slopes. The lake elevation is approximately 257.5m above sea level and the highest topographical point on the Property is approximately 305 m above sea level. Most ridges and low-lying areas trend towards the northeast.

The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained Typic and Terric Fibrisolic and Mesisolic Organic soils overlying loamy to clayey glaciolacustrine sediments.

Geological Setting and Mineralization

Regional Geological Setting

The Lithium Lane Properties are located in the Churchill geological province at the eastern end of the Flin Flon Belt. The Flin Flon Belt (1.92-1.88 Ga) is one of the largest Proterozoic volcanic-hosted massive sulphide districts in the world. More than 118.7 Mt have been mined from 25 distinct deposits and a further 64.3 Mt are contained in 43 sub-economic or pre-production deposits.

The east-trending Flin Flon Volcanic Belt (230km X 50km) is interpreted to be remnant of a Paleoproterozoic orogenic mountain belt, which developed as new ocean basin and arc crust interacted with Archean rocks of the Hearne and Superior cratonnes along complex convergent plate boundaries. To the north of the Flin Flon belt lies the east-trending Kisseynew Sedimentary Gneiss Belt. Located to the south of the Flin Flon belt are the flat-lying Paleozoic rocks of the Western Canada Sedimentary Basin.

Local Geological Setting and Lithium Mineralization

The bedrock geology to the east of Wekusko Lake consists of several fault-bounded blocks of juvenile ocean floor, arc related volcanic rocks and fluvial–alluvial and turbiditic sedimentary rocks. The Western Missi Block is bounded by the Crowduck Bay fault to the east and the Herb Lake Fault the west and the strata are folded into a tight syncline. The Missi Group rocks (1.85-1.83 Ga), are dominantly sedimentary, but do contain rare, thin units of interbedded felsic volcanic rocks. The sedimentary rocks consist of polymictic conglomerates, greywackes and sandstones interpreted to have been deposited in an alluvial-fluvial environment. Across the Herb Lake Fault towards the southeast, the Herb Lake Block consists of a folded sequence of mafic to felsic volcanic rocks. Basalts dominate in the core of the fold, with basaltic andesites and andesites becoming more prevalent as the contact with the felsic volcanic rocks is approached. The Herb Lake Volcanic Assemblage is intruded by quartz porphyritic granites, which are themselves cut by the faults bounding the Herb Lake Block. To the northeast, the North Roberts Lake Block is characterized by mafic volcanic rocks (1.92-1.87) interpreted as ocean floor. Towards the west, across the Crowduck Bay Fault, the Central Wekusko Block consists of sedimentary strata dominated by turbidites of the Burntwood Group (1.85-1.84 Ga) and intruded by plutonic rocks.

To the east of Wekusko Lake there are three main clusters of spodumene-bearing pegmatite dykes known as the Thompson Brothers, Sherritt Gordon and Zoro pegmatites. The Thompson Brothers (Violet) and Sherritt Gordon type pegmatites both occur on Snow Lake Resources property and appear to connect or extend onto the Company’s Jean Lake and Peg North projects. The Green Bay (Zoro) pegmatites are located about 5km east of the Thompson Brothers property. Commonalities in mineralogy, textures and form exist between all 3 dyke clusters; however, they each occur in separate fault bounded crustal blocks, intrude different host lithologies and have different orientations. All 3 dyke clusters are interpreted to have been emplaced into fracture systems during the latest regional D5 structural event recognized in the area.

Property Geology and Lithium Mineralization

The Lithium Lane Properties are bisected by the regional Crowduck Bay Fault. The rocks on the eastern side of this fault consist of folded Missi Group sandstones (greywackes) and conglomerates, part of the Eastern Missi Block. To the west, across the fault, the Property is underlain by plutonic rocks intruding turbidites of the Burntwood Group, part of the Wekusko Lake Block.

The Zoro, Jean Lake, Peg North, and Grass River spodumene bearing, lithium-enriched pegmatite dyke clusters occur on either side of the Crowduck Bay Fault. The dykes are all tabular in form, but each cluster has a distinct orientation. Additional north-northeasterly trending pegmatite dykes have been mapped along the Crowduck Bay fault corridor towards the north. The major mineralizing events recognized in the Flin Flon belt took place during the three main stages of crustal development: pre-accretion, post-accretion, and continent- continent collision. The pre-accretionary stage is represented by syngenetic base metal and Au deposits. The synto post-accretionary stage is characterized by several examples of intrusion-hosted base and precious metal deposits, and the continental collision stage by the development of orogenic Au deposits and lithium-cesium-tantalum-enriched pegmatites. The primary mineralization of interest on the Zoro Property is spodumene which is a lithium aluminum silicate (8.0% Li2O, 27.4% Al2O3, 64.6% SiO2). Spodumene is a pegmatite mineral that has a glassy lustre and may be opaque; it is nearly white in the low-iron variety and dark green in iron-rich crystals.

Mineralogy

The Zoro Property comprises a minimum of sixteen (16) zoned pegmatite dykes that intrude Proterozoic Amisk Group volcanic and volcaniclastic rocks in a 2-km zone trending approximately 55° northwest (Mulligan, 1965 in Cerny et al., 1981; Fedikow et. al., 1993). The dykes strike north to northwest and dip vertically. Several have been described as gently dipping bodies (Bannatyne, 1985). The main, most westerly dyke or Dyke 1 outcrops along the west side of a ridge, 4.5 to 6m high, and intrudes siliceous metasedimentary rocks and amphibolite (Bannatyne, 1985). It is up to 27 m (90 ft.) wide at surface and is exposed in 16 historical cross-trenches over a length of 183m. Based on Far Resources drilling results, lithium mineralization has been defined for 265m along strike, up to 40m wide and to a depth of 265m, Individual dykes have lengths of approximately 244 m. The outer zones of the pegmatite dykes contain pink aplite and coarse feldspar, locally green muscovite, tourmaline, and occasionally beryl. Spodumene, quartz, cleavelandite, and tourmaline form core zones with interstitial coarse feldspar. Spodumene is usually coarse-grained and is sometimes altered. It is most prevalent in the central 9m (30 ft.) of the main dyke. In this dyke, spodumene crystals (up to 35 cm long) occur either in clusters, over widths of 6m or more, or associated with coarse tourmaline and perthite megacrysts; some spodumene crystals show a preferred orientation of 45° to 55° (Bannatyne, 1985). One of two parallel dykes south of the main outcrop, is 5m wide, and contains spodumene crystals in pods (up to 33 cm across). In other dykes, coarse grained spodumene is abundant in lenticular bands and fine-grained spodumene is distributed through aplitic patches (Bannatyne, 1985). Beryl occurs as white, anhedral to subhedral crystals less than 1 inch (2.5 cm) in diameter in three of the seven dykes. Columbite-tantalite and sparse minute grains of pyrite and chalcopyrite were found in thin sections (Green Bay Mining & Exploration Ltd., Corporation File).

Exploration Plan for Lithium Lane Properties

Foremost Lithium’s Phased Mineral Exploration Process

The following section describes the Companies phased (6 phases are defined below) mineral exploration process that is being actively applied to each of the four Lithium Lane Properties.

Figure 5 - Foremost Lithium’s 6 Phases of Exploration. This workflow takes the company through to a S-K 1300 compliant resource definition and a production feasibility study (PEA, PFS, and Definitive Feasibility Study (“DFS”)).

Figure 6 - The Company has assembled the right technical team with decades of relevant experience exploring and developing hard rock lithium assets in the Weskusko Pegmatite fields of Manitoba Canada and we are judiciously collecting the necessary data to build a world class lithium resource.

Each of the four Lithium Lane Properties shall be analyzed in detail to explain current status and scheduled future activities. This is the fundamental execution strategy that Foremost is employing to create significant enterprise value by unlocking a world-class hard rock lithium resource in Snow Lake Manitoba, Canada.

How Data Adds Value from Prospecting to Production.

Finding the next world-class hard rock lithium mineralized spodumene mine requires judicious and methodical work. Our approach is to have a dedicated experienced technical team use all available modern subsurface characterization techniques together with historical field data. Foremost Lithium’s primary goal of mineral exploration is simple – to unlock an economic lithium mineral resource hidden beneath the earth’s surface. The primary question we pose to ourselves at this stage is: “Where do we look and how do we find it?” Deploying exploration capital is fundamental to gaining the requisite data which is then processed into knowledge and understanding of the lithium deposit. This approach has been proven to be the most expedient approach to unlocking mineral resources.

Phase 1: Acquire Quality Claims

No amount of exploration budget can find minerals on land that doesn’t have minerals. There are two key factors that have allowed us to acquire a land package that is second to none in the region.

Working from the known - Lithium mineralized spodumene pegmatite dykes tend to form in clusters, or fields in prolific belts, hosted by fault structures which permit economic deposition. The Snow Lake pegmatite fields are hosted by the Crowduck Bay fault which runs (strikes) South-West to North-East from Wekusko Lake up into the mouth of the Grass River. For example, Cerney, et. al. [1981]23 , Frarey, et. al. 24 [1950], Bailes25 [1985] Cancelled Assessment Files (CAF) of the Manitoba government26, and Jay Kay Exploration Syndicate exploration drilling logs from 1959 provided compelling regional data and supported evidence of a significant spodumene mineralized pegmatite field in this specific area. Prospective areas with potential for discoveries can be identified by reviewing other geological data. There is significant historical geological data which has uncovered only a small fraction of the outcropped resource targets. Foremost’s VP of Exploration Dr. Mark Fedikow has been actively exploring in the Snow Lake area including the Wekusko Lake pegmatite fields for over 3 decades and consequently Foremost’s exploration occurs along and outward from the known mineralization hosted by the Crowduck Bay fault.

Community Engagement – Our team has excellent relationships in the Snow Lake area. These relationships ensure we know the owners of the highest quality land and ensure we are given the opportunity to acquire this land when available.

The above factors have allowed us to recently enter into an option agreement for the Peg North claims. Following this transaction, our land position is second to none in the region. can community and community. Foremost Lithium has staked 77 claims controls an amalgamated 17,414 hectares (43,031 acres) in the highly prospective Snow Lake pegmatite fields, including the entire northern extension of the Crowduck Bay Fault. To date, Foremost has mapped and defined numerous spodumene mineralized pegmatite occurrences and identified 16 spodumene-bearing pegmatites on the Lithium Lane Properties.

23 P. Cerney, D.L. Trueman, D.V. Ziehlke, B.E. Goad, and B.J. Paul, “THE CAT LAKE-WINNIPEG RIVER AND TE WESKUSKO LAKE PEGMATITE FIELDS, MANITOBA.” Manitoba Department of Energy and Mines, Mineral Resources Division Economic Geology Report ER80-1. 1981

24 Frarey, M.J., 1950: Crowduck Bay (Descriptive Notes); Geological Survey of Canada, Map 987A.

25 Bailes, A.H. 1985: Geology of the Saw Lake Area; Geological Report GR83-2, Manitoba Energy and Mines, 47pages + 1 map 1:50 000 scale.

26 Manitoba Mining Recorder Cancelled Assessment Files: 90088, 90604, 90605, 90606, 90608, 90611, 90612, 91387, 91389, 91614.

Phase 2: Magnetics, geochemistry, and prospecting

The goal of this phase is to determine the best places to drill. Drilling is expensive and it would be careless to drill in an area that does not have several markers that suggest mineralization. In phase 2 we do magnetic surveys and LIDAR surveys, both of which are flown by drones. Drones can fly at lower altitude to the results of the work will be more detailed. Once we have targets that we get from the magnetics and LIDAR surveys, we will prospect those areas to look for additional outcrops we did not see previously. We will also take soil samples with which we will do geochemical testing.

Phase 3: De-risked Drill Targets

Once we have the results of magnetics, LIDAR, prospecting, and geochemical work, we determine the best targets to drill.

Phase 4: Drilling - “Truth Serum”

The above steps allow us to determine a number of targets. On each target we will have constructed a well thought through thesis of where economic mineralization exists. But it is only a thesis until the exploration drill rigs are brought to site. Drilling is the truth serum that proves or disproves all our theses. All the learnings from the previous phases have informed the specific targeting and subsequent drilling of high value exploration targets. The drilling phase includes the following:

●	Drilling – Diamond drills allow exploration holes that can be hundreds of meters deep. Each hole extracts a small diameter of rock (referred to as core) from the subsurface. This is the truth serum for proving our theses.

●	Core logging – The details of each drill hole (such as rock type, structure, alteration) must be logged extensively and accurately. Core is analyzed and reviewed for visible prospective minerals of interest. In our case we seek to observe visible concentrations of spodumene mineralization hosted within a pegmatite dyke structural fabric.

●	Assay Results – Core samples are submitted to the lab for assays that determine how much lithium oxide (Li2O) is present in the rock.

●	Re-Interpretation – Live, on the fly interpretation of the drill data creates a dynamic drill program. This is one of the hallmarks of the technical execution team that Foremost has assembled.

To date the Company has employed diamond drilling, core logging, assaying, and re-interpretation to inform its discoveries.

Phase 5: Infill drilling

When initial drilling yields positive results, we will start step out drilling to see how far the mineralization extends along a strike azimuthal trend, and if it goes deeper. Once we have more information on these boundaries, we can commence infill drilling which is drilling in the gaps between existing holes to build confidence in the cumulative size and grade of the mineralization. to provide more information that can be used to determine if we have a discovery. Going back to 2017, the Company has drilled 70 exploration holes which represent just over 10,000m of diamond drill core on its Zoro Property. That core has been logged and integrated into its 3D data model. Assay results on 60 of the 70 exploration holes are currently inside our 3D data model. Assay results from the spring 2022 twelve (12) exploration hole program were released in July 2022. That drilling allowed the discovery and allowed us to report an inferred resource the details of which are provided elsewhere in this document

Phase 6: Discovery

Once the drill core has evidenced a discovery of Li2O mineralized spodumene pegmatites then estimation can begin to determine how large the deposit is. At this stage a company can produce a NI 43-101 Sk-1300 compliant resource estimate.

Phase 6: De-risking

Deposit Definition

Lithium discovered during exploration. Scientists and geologists work together to analyze and define a deposit from samples sent out to a laboratory and determine the quality and quantity of Li20 is sufficient to move into production of ≥ 6% Li2O spodumene concentrate (SC6), and potentially upgrade that SC6 into LiOH with the benefit of a chemical processing facility.

Mineral Resource Calculation

This vital stage lays out the tonnage and grade of the deposit. Different methods are used in accordance with the ore geology, geometry and boundaries. Some of the steps involved will be:

●	More diamond core drill holes – This increases the potential resource, boosts confidence level, offers another chance of making additional discoveries and enhances overall knowledge and understanding.

●	Metallurgical tests – Metallurgical tests mimic the process employed at both a processing facility to yield SC6 and a chemical upgrading facility to yield a saleable battery-grade LiOH product and provide confidence that the lithium ore we will mine can be converted into a saleable product.

●	Environmental assessment and Corporate Social Responsibility – Significant work is performed to test and model how a potential mine might impact the surrounding environment, ecosystems, and the local community of Snow Lake.

●	Risk Assessment – A rigorous analysis of what could go wrong is undertaken and solutions are developed to address such problems.

●	3D model – the Leapfrog 3D model will employ a S-K 1300 compliant economic modelling and analytics platform to use all existing data and create a highly accurate and detailed model of the lithium mineralized pegmatite orebodies in the Lithium Lane pegmatite field.

●	Mine Design – a detailed engineering analysis will be undertaken to determine how the mine can be designed to maximize Li2O ore extraction in the safest and lowest cost manner.

Preliminary Economic Assessment (PEA)

A PEA is a study of the economic viability of a mineral reserve and determines if further work should be done to determine the feasibility of developing a mine for resource extraction. Assessments are made on factors like engineering, economic and geological aspects of the mine. A key point in any PEA is to determine the capital cost required of the project when it goes to production.

Prefeasibility Study (PFS)

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Bankable Feasibility Study.

Bankable Feasibility Study (BFS)

A BFS is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Production Decision & Financing

At this stage, here a company develops finance and production plans to ensure funds for mine construction and mine operations.

Phase 7: Move to Production

By this point, the Company will have a clear vision of the deposit and its potential and decide whether to move the resource into production.

We have developed a strategic plan for further exploration and development of the Lithium Lane Properties that includes the following exploration milestones broken out by property. The Company has secured a substantial land package available on this pegmatite field. We are systematically advancing the maturity of each of the four projects, increasing the inventory of drill targets and working methodically to build and expand the resource.

Table 1 - The table above summarizes the 6 phases of exploration, and current exploration status for each of the Companies 4 Lithium Lane properties. Once each property successfully exits Phase 6, the Company will in a fully informed position to determine the suitability to move into production.

Marketing and Advertising

The output of the XPS work will be SC6 and LiOH samples. By Q4 2022, we will have available samples of a SC6 technical grade Li20 spodumene concentrate and by Q1 2023 we will have the report that provides XPS findings as well as LiOH samples that can be used to verify the findings in the report. The SC6, as well as the LiOH due diligence samples will be provided to producers of LiOH and relevant electric vehicle manufacturers and stationary battery storage manufacturers. The potential customers that we will provide these to have a long term need to lithium and would typically require long-term supply contracts.

Our Customers

Chemical companies that convert SC6 to Li0H and Electric Vehicle Manufacturers would be the primary direct and indirect customers. These include Tesla, Rivian, General Motors, BMW, Nissan, Mercedes, Jaguar, and Audi automobile manufactures among others. We believe that, assuming we prove our lithium resources and operate a functioning lithium ore mining and processing facility, we will be well positioned to be a supplier of choice to these OEMs, based on the competitive economics enabled by our well-situated geographical location, renewable energy sources, and mining friendly government regime.

Competition

We face intense competition in the mineral exploration and exploitation industry on an international, national, and local level. We compete with other mining and exploration companies, many of which possess greater financial resources and technical facilities than we do, in connection with the exploration and mining of suitable properties as well as the engagement of qualified personnel. The lithium exploration and mining industry is fragmented, and we are a very small participant in this sector. Many of our competitors explore for a variety of minerals and control many different properties around the world. Many of them have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have. We are also subject to competition from other large national and international mining companies such as Sayona Mining Limited and Frontier Lithium Ltd. In our view, given the expected level of demand for lithium, it will be a seller’s market so there will be many customers interested in the lithium we extract.

Intellectual Property

We do not have any registered intellectual property rights.

Facilities

Our corporate address is 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 Canada. Currently, we no not maintain any office or operational facilities other than a leased space used to store our core samples in Snow Lake Manitoba. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Employees

We do not have any employees at this time.

Currently, all of our executive officers and advisers work for us as independent contractors under consulting agreements. These agreements require consultants to protect our confidential information during their engagement with us. In addition, these consulting agreements include typical non-compete clauses that prohibit the consultants from entering into competitive employment relationships while they are working for us.

Insurance

We currently insure our directors and officers through our D&O insurance policy. We currently do not insure against mine exploration and development risks.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these, or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results. One legal action the Company is involved with is described following.

On December 22, 2021, the Company commenced litigation against former management, Gammack and Dinning, shortly after they were replaced as directors following the Company's contested shareholder meeting.  The claim is for unspecified damages in addition to approximately $150,000 of compensation to Gammack and Dinning that was not paid. The Company disputes that the amounts were owing or that the contracts were validly entered into prior to the payments being made.  The Company garnished their bank accounts and the amounts claimed were paid by certain banks into court.

On May 12, 2022, Gammack and Dinning filed a counterclaim for damages relating to their termination including a two-year change of control payments under the alleged management contracts which would total approximately $400,000.

The Company consented to the release of $150,000 that had been garnished to be paid out of court to the defendants.

Government Regulation

Our business is subject to a variety of laws and regulations applicable to companies conducting business in the mining industry. In Canada, mining law is divided between the federal and provincial governments. Ownership of lands and minerals belongs to the province in which they are located. Within the Province of Manitoba, mining activity is regulated by the Department of Agriculture and Resource Development and is governed primarily by provisions of The Mines and Minerals Act (Manitoba) together with its accompanying regulations and guidelines. The provinces have jurisdiction over mineral exploration, development, conservation and management. The federal government shares jurisdiction with the provinces on some related matters (taxation and the environment) and has exclusive jurisdiction over areas such as exports and foreign investment controls. Federal and provincial legislation affecting mining activities tends to fall into two main categories: (a) private matters of title and taxation; and (b) economic, social and environmental policies.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
John Gravelle	61	Chairman, President, and Chief Executive Officer
Andrew Lyons	55	Chief Financial Officer and Director
Pierre Yves-Tenn	51	Chief Global Officer and Director
Mark Fedikow	69	Vice President of Exploration
Jason Barnard	56	Independent Director
		Independent Director
		Independent Director

John Gravelle. John Gravelle was appointed as Chairman and a director of the Company in April 2022 and as the Company’s Chief Executive Officer in June 2022. Mr. Gravelle is a global mining industry leader with over 30 years' experience in advising both domestic and foreign multinational mining clients. Mr. Gravelle has board experience with several TSX main board and venture public mining companies. He was a partner at PricewaterhouseCoopers where he served in various leadership roles related to mining, and has in-depth knowledge of cross-border financing, capital restructuring, M&A, and tax flavoured financing strategies such as flow-through shares. Mr. Gravelle also worked with OEMs and engineering companies to analyze the feasibility of and expand the use of battery powered electric vehicles used in underground mobile equipment. Since December 2021, Mr. Gravelle has been a director of Century Global Commodities Corporation which is listed on the TSX. He was a director of Brio Gold Inc, listed on the TSX, from December 2016 until it was acquired in May 2018 and was a director of Century Metals Inc, which was listed on the TSX.V, from August 2017 until it was acquired in May 2020. Mr. Gravelle has a B Comm. from Laurentian University and is a CA/CPA.

Andrew Lyons. Andrew Lyons was appointed as a director in December 2021 and as Chief Financial Officer in January 2022. Mr. Lyons previously served as Independent IT Consultant for Annex Consulting Group, an IT management and consulting firm. Mr. Lyons has over 30 years' experience in program and project management in the public markets, financial and technology sectors. He holds a BSc(CS) and BBA from the University of New Brunswick, an MBA from the University of Ottawa and a PMP from the Project Management Institute. Mr. Lyons is well versed in corporate governance of organizations in the private, public, and non-profit, and has worked with private, public companies and governments, involving scope, budgeting, capital funding, and project management. Recently he has consulted with several mining companies, working with senior management and boards, and consulted on use of proceeds. M. Lyons was on the advisory board of Lida Resources before Lida went public and is currently on the advisory board of Lakestone Resources, both Canadian Mining Companies. Mr. Lyonsbrings proven leadership working at C suite senior management level with corporate experience in the mining sector, utilizing his over 35 years experience as an independent consultant, helping drive business forward through development and implementation of enterprise-wide information technology solutions. He most recently consulted with several mining company senior boards to refocus their operations and streamline costs and efficiencies. From September 2011 until May 2021 Mr. Lyons was a consulting Program Manager with Oracle Microsystems of BC

Pierre-Yves Tenn. Pierre-Yves Tenn was appointed as a director in December 2021 and was appointed as the Company’s Chief Global Officer in January 2022. He holds an MA in International Relations and Diplomacy and is an innovative and focused international sales leader, business strategist and global representative with the vision and leadership skills required to introduce, position and promote business development and sales for corporations in international markets. He offers 20 years of proven experience in the development of international strategies, business, trade, sales, and commerce, both domestically and abroad. Mr. Tenn is an accomplished strategist, communicator and consultant with the diplomatic acumen and talent needed to close major sales, negotiate contracts and manage small to major projects. Some of his key strengths include strategic planning and global growth as he’s well-versed in the marketing of North American critical minerals to key players in Asia and accessing Chinese investments funds as well as international business promotion, marketing joint ventures and negotiations. He understands nuances amongst international clientele and clearly understands the complexities and opportunities arising from a global market perspective. He thrives in challenging situations and achieves results consistent with established goals and is fluent in English, French, spoken Mandarin Chinese and highly conversant in Spanish.

His experience includes the promotion of Canadian mining and exploration projects with a focus on accessing Chinese investment funds for the development, exploration, and operations of international mining projects. Mr. Tenn was based in China for over a decade, working with Canadian entities to create joint ventures with Chinese private and state-owned enterprises for the advancement of natural resource projects as well as soliciting support from Canadian provincial and federal representatives for the securing off-take agreements and partnership initiatives. Mr. Tenn has played a central role in many international negotiations and strategic initiatives, as well as past project management in Canadian iron ore, potash, and uranium exploration projects. With a network of contacts throughout Asia in the investment, manufacturing and natural resource industries, his presence in these markets go FAR beyond regular trade shows and industry conventions and will prove invaluable for the promotion of FAR in this part of the world.

Mark Fedikow. Mark Fedikow was appointed as VP Exploration in January, 2022. He worked in various capacities with GF Foremost since April 2016. Dr. Fedikow is a graduate of the Department of Geology, University of Windsor where he earned Honors B.Sc. in geology and a M.Sc. in geophysics and geochemistry. Subsequently he received a Natural Sciences and Engineering Research Council of Canada Scholarship and completed a Ph.D. in Exploration Geochemistry at the School of Applied Geology, University of New South Wales, Sydney, Australia. During his more than 40-year career he has worked for exploration and mining companies and for the Manitoba Geological Survey as Chief Geologist of the Mineral Deposits Section. In 2001 he received the Provincial Geologists gold medal, a Canadian national award for excellence in the geosciences. He is currently registered as P.Eng. and P.Geo. with Engineers Geoscientists Manitoba (“EGM”), as P.Geo. with the Northwest Territories and as a Certified Professional Geologist (C.P.G.) with the American Institute of Professional Geologists (“A.I.P.G.”), Westminster, Colorado, U.S.A. Mark has been a member of the team responsible for the discovery of a lode gold deposit in east-central Manitoba and of a porphyry copper-molybdenum deposit in southwest Montana. He has served as President, Chief Executive Officer, Vice President of Exploration, and on the Board of Directors for Canadian and American junior exploration companies. Mark has published numerous articles on mineral deposits and their surficial geochemical expression.

Jason Barnard. Jason Barnard has served as a director since September 2022. Mr. Barnard has over 31 years of capital markets experience. Since 2004, he has been self-employed as a private investor where he has been directly involved in raising over $500 million dollars for mining and exploration companies with a focused expertise on Canadian base metal companies. Mr. Barnard started his career with McDermid St. Laurence Securities in 1991 as a stockbroker with primary focus in mining, and mining exploration companies. Mr. Barnard then worked at Canaccord Genuity from 1997 until 2004. Mr. Barnard holds a Bachelor of Arts degree with a major in Economics from Carlton University and has obtained The Canadian Securities Course license in 1990. He first started working with and financing Foremost, previously known as Far Resources, with founder, and President Keith Anderson in 2016.

No family relationship exists between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

Board of Directors

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of directors, and . of whom, and are independent within the meaning of Nasdaq’s rules. We intend to enter into independent director agreements with and . As a result of these appointments, our board of directors will consist of directors, of whom will be independent within the meaning of the Nasdaq’s rules.

A director is not required to hold any shares in our company to qualify to serve as a director. Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities, subject to applicable stock exchange limitations, if any, whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party.

Board Committees

We have already established a standing audit committee and a compensation committee of our board of directors. Immediately prior to, and subject to, the closing of this offering, we intend to establish a nominating and corporate governance committee of our board of directors. We intend to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of and , each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule5605(c)(2) of the Nasdaq Marketplace Rules. will serve as chairman of the audit committee. Our board has determined that qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the consolidated financial statements of our company.

The audit committee will be responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our consolidated financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of and , all of whom satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules. will serve as chairman of the compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee will be responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of and . will serve as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

Under Canadian law, directors have fiduciary obligations to our company. Under the BCBCA , directors, when exercising the powers and discharging their duties, must act honestly and in good faith with a view to the best interests of our company and exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

Under British Columbia corporate law, the BCBCA imposes specific statutory liabilities on directors of corporations in certain situations. In certain circumstances, directors can be held liable, for example, for paying a dividend contrary to section 70(2) of the BCBCA, or for paying a commission or allowing a discount contrary to section 67 of the BCBCA, or for purchasing, redeeming, or otherwise acquiring shares contrary to section 78 or 79 of the BCBCA. Under numerous other provisions in federal and provincial statutes, directors may also face personal liability for, among other things, environmental offences, source deductions from payrolls, and tax remittances. Corporate directors have a number of defenses to legal actions in which it is alleged that they have breached their statutory or fiduciary duties, including:

●	dissenting from a resolution passed or action taken at a board meeting, which may relieve the director of any liability for the results of that decision;
●	raising a “good faith reliance” defense to an accusation of breach of a fiduciary duty, whereby the director is entitled to rely in good faith on consolidated financial statements or reports made by an officer of the corporation, the corporation’s auditor, or by other professionals, such as a lawyer, an accountant, or an engineer; and

●	availing themselves of a due diligence defense that permits directors to avoid a number of statutory liabilities, including breach of fiduciary duty, where the directors exercise the same degree of care, diligence and skill as a reasonably prudent person in comparable circumstances.

Conflicts of Interest

There are potential conflicts of interest to which the directors, officers, insiders and promoters of our company will be subject in connection with the operations of our company. Some of the directors, officers, insiders and promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of our company. Accordingly, situations may arise where the directors, officers, insiders and promoters will be in direct competition with our company. The directors and officers of our company have a fiduciary obligation to act in the best interests of our company, avoid conflicts of interest and to disclose to all other board members any relevant information about potential conflicts. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to our company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose our company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of our company. Such conflicting legal obligations may expose our company to liability to others and impair our ability to achieve our business objectives. All of the directors or officers of our company have entered into non-competition or non-disclosure agreements with our company. Conflicts, if any, will be subject to the procedures and remedies as provided under the BCBCA and applicable securities laws, regulations and policies.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Unless the at any time or from time to time, the Company’s Articles of incorporation permit directors to hold office for a term expiring later than the close of the next annual meeting of shareholders, the term of office of a director upon election or appointment, subject to a director’s prior resignation or removal by a special majority of shareholders pursuant to Section 128 of the BCBCA , shall cease at the close of the first annual meeting of shareholders following his or her election or appointment, provided that if no directors are elected at such annual meeting, he or she shall continue in office until his or her successor is elected or appointed. The following persons are disqualified by the BCBCA from being a director of the Company: (i) anyone who is less than 18 years of age; (ii) a person who is not an individual; and (iii) a person who has the status of a bankrupt.

Compensation of Directors and Officers

For the fiscal years ended March 31, 2022 and 2021, we paid aggregate cash compensation of $375,264 (US$300,644) and $73,000 (US$58,484), respectively, to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers. For information regarding share awards granted to our directors and executive officers, see “—Stock Option Plan and Performance Share Unit Plan.”]

PSU Plan

On January 17, 2022, the Company adopted a performance share unit plan (the “PSU Plan”). The PSU Plan provides for the issuance of up to 19,628,579 restricted share units (the “PSUs”). The PSU Plan is a fixed number plan. Under the terms of the PSU Plan, the Company is required to obtain shareholder approval for the PSU Plan within 3 years after its adoption, and at least every three years thereafter. Any shares issued under the PSU Plan are subject to a four month hold from date of issue.

On January 31, 2022, and April 12, 2022, the Company granted 13,999,996 PSUs, and 2,000,000 PSUs,  respectively. to certain directors and officers under the Company’s PSU Plan. Of those 15,999,996 PSUs granted, 2,500,000 PSUs vested and, of those, 1,500,000 were exercised and the remaining 1,000,000 vested PSUs remain outstanding.

In August 2022, 6,500,000 shares were forfeited and the Board determined to allocate those PSUs to its current and recently appointed management team. The Company determined that it would decrease the number of unvested PSUs held by the management team from 13,499,996 PSUs to 13,000,000 PSUs. The PSU Plan was amended on September 7, 2022 to enact these changes. Of the 13,000,000 unvested PSUs currently outstanding, 3,900,001, or 30% will vest and become redeemable only upon the company completing certain capital markets milestones and the remaining 9,099,999 PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between 137% and 477% of the trading price when those milestones were adopted.

Our 2021 Stock Option Plan

The Company follows the policies of the Canadian Securities Exchange under which it is authorized to grant options to executive officers and directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years.

The intention of the 2021 Stock Option Plan (the “2021 Plan’) is to increase the proprietary interest of employees, officers, directors and consultants in the Company (each an “Eligible Person”) and thereby aid the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. Under the 2021 Plan, the total number of common shares that may be reserved for issuance as stock options (“Stock Options”) will be 10% of the issued and outstanding common shares of the Company at the time of grant, less any common shares reserved for issuance under other stock option plans. The 2021 Plan complies with the current policies of the CSE.

All Stock Options are non-assignable and non-transferable (except that the Eligible Person’s heirs or administrators can exercise any portion of the outstanding option, up to one year from such person’s death).

The exercise price of Stock Options granted under the 2021 Plan will be determined by the Board. The exercise price for Stock Options must not be lower than the greater of the closing market prices of the Common Shares on: (a) the trading day prior to the date of grant of the stock options; and (b) the date of grant of the stock options.

Stock Options to acquire more than 5% of the issued and outstanding Common Shares may not be granted to any one person in any 12-month period.

The term of any Stock Options granted under the 2021 Plan will be fixed by the Board and may not exceed ten years. Should an Eligible Person cease to qualify as an Eligible Person under the 2021 Plan prior to expiry of the term of their respective Stock Options, those Stock Options will terminate at the earlier of: (i) the end of the period of time permitted for exercise of the Stock Option; or (ii) a “reasonable period” not to exceed one year after the option holder ceases to be an Eligible Person for any reason other than death, disability or just cause. If such cessation as an Eligible Person is on account of disability or death, the Stock Options terminate on the first anniversary of such cessation, and if it is on account of termination of employment for just cause, the Stock Options terminate immediately.

The 2021 Plan also provides for adjustments to outstanding options in the event of alteration in the capital structure of the Company, merger or amalgamation involving the Company or the Company’s entering into a plan of arrangement. The 2021 Plan provides for certain instances (ie. merger transactions, change of control) where all Stock Options outstanding but not yet vested under the 2021 Plan shall become immediately exercisable.

The Board may, at their discretion at the time of any grant, impose a schedule over which period of time Stock Options will vest and become exercisable by the Eligible Person. If a Stock Option is cancelled before its expiry date, the Company may not grant new Stock Options to the same holder until 30 days have elapsed from the date of cancellation.

Subject to any required approval of the CSE, the Board may terminate, suspend or amend the terms of the 2021 Plan, provided that for certain amendments, the Board must obtain shareholder approval.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common shares as of August 31, 2022 for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any common shares that such person or any member of such group has the right to acquire within sixty (60) days of September 1, 2022. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of September 1, 2022 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person. Unless otherwise indicated, the address of each beneficial owner is c/o 700 West Georgia Street Vancouver, British Columbia V7Y 1B3 Canada.

	Common Shares Beneficially Owned Prior to this Offering (post-consolidation)(1)		Common Shares Beneficially Owned After this Offering (post-consolidation)(2)
Name of Beneficial Owner	Shares	%	Shares	%
Stockholders in excess of 5%
Ora Nutraceuticals Inc.(3)	12,867,000	6.5%

Directors and Executive Officers:
John Gravelle, Chairman, President and Chief Executive Officer	-	-
Andrew Lyons, Chief Financial Officer and Director(4)	525,000	*
Pierre-Yves Tenn, Chief Global Officer and Director(5)	542,510	*
Mark Fedikow, VP of Exploration(6)	1,595,235	*
Jason Barnard, Director(7)	22,478,411	11.4%
Directors and executive officers as a group (4 people)
*	Less than 1%
(1)	Based on 196,168,799 common shares issued and outstanding as of September 1, 2022.
(2)	Based on common shares issued and outstanding after this offering.
(3)	Consists of 12,368,689 common shares and 498,311 common shares issuable upon exercise of Class B warrants at $0.10 per share. Jason Barnard is the sole owner of each of Ora Nutraceuticals, Inc. (“Ora”) and has sole voting and investment control over these shares.
(4)	Consists of 25,000 common shares and 500,000 vested performance share units.
(5)	Consists of 42,510 common shares and 500,000 vested performance share units.
(6)	Includes 585,235 common shares, 500,000 common shares issuable upon exercise of options at $0.41 per share and 500,000 common shares issuable upon exercise of options at $0.15 per share, each held by Mount Morgan Resources Ltd (“Mount Morgan”). Mr. Fedikow is the sole owner of Mount Morgan and has voting and investment control over these shares. Also includes 10,000 common shares held by Mr. Fedikow’s spouse.
(7)	Includes7,861,000 common shares owned by Claimbank Exploration Ltd. (“Claimbank”) and 12,867,000 owned by Ora, including 12,368,689 common shares and 498,311 common shares issuable upon exercise of warrants at $0.10 per share. Mr. Barnard is the sole owner of each of Claimbank and Ora and has sole voting and investment control over these shares. Also includes the following held by Mr. Barnard’s spouse: (i) 871,000 common shares, (ii) 750,000 common shares issuable upon exercise of options at $0.33 per share and (iii) 129,411 common shares issuable upon exercise of warrants at $0.25 per share.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed under “Management,” the following is a description of the material terms of those transactions with related parties to which we are party and which we are required to disclose pursuant to the disclosure rules of the SEC.

On May 10, 2022, the Company entered into a secured loan agreement in the principal amount of $1,145,520.08 (the “Loan”) with Jason Barnard and Christina Barnard (the “Lenders”). Mr. Barnard is the Company’s largest shareholder owning approximately % of the Company’s common shares. The Loan matures on May 10, 2023 and bears interest at a rate of 8.35% per annum payable in monthly installments of $8,000. The Loan is repayable at any time without penalty.

In July 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in its Jean Lake lithium-gold project. Mount Morgan Resources Ltd. was at that time, and currently is, controlled by Mark Fedikow who is the Company’s Vice President Exploration. The 1002 hectare Jean Lake Gold- Lithium project is located 570 km north of Winnipeg and 15 km east of the mining centre of Snow Lake Manitoba.

On July 30, 2021 the Company entered into an option agreement with Mount Morgan Resources Ltd. ( “Mount Morgan”) whereby Mount Morgan granted the Company the sole and exclusive right and option (the “Jean Lake Option”) to acquire an undivided 100% right, title and interest in and to the property. The Jean Lake property consists of 5 mineral claims covering 2500 acres/1002 hectares and is situated along the Thompson Brothers Trend, the focus of exploration for lithium-bearing pegmatite dikes in the Snow Lake area. The property hosts recently discovered high-grade lithium pegmatite dikes. Ongoing exploration includes drone-assisted magnetic surveys, prospecting and rock and soil geochemical surveys. Fourteen new drill targets have been defined and together with known pegmatites are planned to be drill tested in the winter of 2022. The Company may exercise the Jean Lake Option by making the following cash payments and common share issuances to Mount Morgan over a 48 month period (the "Jean Lake Option Period"): (a) shares in the capital of the Company valued at $25,000, and $25,000 in cash within two business days following the effective date; (b) shares in the capital of the Company valued at $50,000 and an additional $50,000 in cash on or before July 30, 2022 (in addition, the Company must spend $50,000 on Exploration Expenses by July 30, 2022); c) shares in the capital of the Company valued at $50,000 and an additional $50,000 in cash on or before July 30, 2023; (in addition, the Company must have spent an accumulated total of $100,000 on Exploration Expenses by the second anniversary of the Effective Date); (d) shares in the capital of the Company at $50,000 and an additional $50,000 in cash on or before July 30, 2024 (in addition, the Company must have spent an accumulated total of $150,000 on Exploration Expenses by July 30, 2024); and (e) shares in the capital of the Company valued at $75,000 and an additional $75,000 in cash on or before July 30, 2025 (in addition, the Company must have spent an accumulated $200,000 on Exploration Expenses or before July 30, 2025). Both the initial share and cash issuance and the share and cash issuance due July 30, 2022 have been completed.

DESCRIPTION OF SHARE CAPITAL

General

The following is a description of the material terms of our share capital as set forth in our articles of incorporation, as amended, and as further amended in connection with this offering, and certain related sections of the BCBCA. For more detailed information, please see our articles of incorporation and amendments thereto, which are filed as exhibits to the registration statement of which this prospectus forms a part.

As of September 1, 2022, we had 196,168,799 common shares issued and outstanding and there were 23 shareholders of record.

Upon closing of this offering as of     , 2022, our share capital will consist of an unlimited number of common shares, no par value per share, of which will be issued and outstanding (if the underwriters exercise the over-allotment option in full).

Share Capital

Under our articles of incorporation, the holders of our common shares are entitled to one vote for each share held at any meeting of the shareholders. The holders of our common shares are entitled to receive dividends as and when declared by our board of directors. In the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets.

All common shares outstanding after completion of this offering will be fully paid and non-assessable and are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.

Warrants

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Options

The Company follows the policies of the Canadian Securities Exchange under which it is authorized to grant options to executive officers and directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. There are currently 12,865,000 stock options issued and outstanding. Under the policies, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years. The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relation activities” must vest in stages over 12 months with no more than ¼ of the options granted vesting in any six month period. See “Management—Stock Option Plan.”

PSUs

On January 17, 2022, the Company adopted a performance share unit plan (the “PSU Plan”). The PSU Plan provides for the issuance of up to 19,628,579 restricted share units (the “PSUs”). The PSU Plan is a fixed number plan. Under the terms of the PSU Plan, the Company is required to obtain shareholder approval for the PSU Plan within 3 years after its adoption, and at least every three years thereafter. Any shares issued under the PSU Plan are subject to a four month hold from date of issue.

On January 31, 2022, and April 12, 2022, the Company granted 13,999,996 PSUs, and 2,000,000 PSUs, respectively, to certain directors and officers under the Company’s PSU Plan. Of those 15,999,996 PSUs granted, 2,500,000 PSUs vested and, of those, 1,500,000 were exercised and the remaining 1,000,000 vested PSUs remain outstanding.

In August 2022, 6,500,000 shares were forfeited and the Board determined to allocate those PSUs to its current and recently appointed management team. The Company determined that it would decrease the number of unvested PSUs held by the management team from 13,499,996 PSUs to 13,000,000 PSUs. The PSU Plan was amended on September 7, 2022 to enact these changes. Of the 13,000,000 unvested PSUs currently outstanding, 3,900,001, or 30% will vest and become redeemable only upon the company completing certain capital markets milestones and the remaining 9,099,999 PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between 137% and 477% of the trading price when those milestones were adopted.

Limitation of Liability and Indemnification of Directors and Officers

Under the BCBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity which the Company is or was a shareholder or creditor of, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The BCBCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the BCBCA if any of the following circumstances apply:

●	if the indemnity is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

●	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

Section 20 of our Articles of Incorporation requires us to indemnify each of our current or former directors or alternate directors (each an “eligible party”)as well as their respective heirs and legal personal representatives, against all eligible penalties to which such person is or may be liable by reason of the eligible party having been a director or alternate director (an “eligible proceeding”), and deem the Company to have contracted with such eligible parties on the terms of the indemnity provided for therein. Further, following the final disposition of any eligible proceeding, the Company must pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

Other Important Provisions in our Articles of Incorporation

The following is a summary of certain important provisions of our articles of incorporation, as amended. Please note that this is only a summary, is not intended to be exhaustive and is qualified in its entirety by reference to our articles of incorporation. For further information, please refer to the full version of our articles of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Objects and Purposes of the Company

Our articles of incorporation do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

Directors

Disclosable Interests

The BCBCA states that a director must disclose to us, in accordance with the provisions of the BCBCA , the nature and extent of an interest that the director has in a material contract or material transaction, whether made or proposed, with us, if the director has a material interest in or has a material interest in a party to the contract or transaction.

A director who holds an interest in respect of any material contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all of the directors have a disclosable interest in that contract or transaction.

Remuneration of Directors

Neither the BCBCA nor the Company’s Articles of Incorporation contain any provisions prohibiting or limiting the compensation that may be paid to directors in their capacity as directors. Currently, any director compensation, including equity based compensation including grants of stock option, restricted share units or performance share units, is determined by the board of directors in its sole discretion.

Age Limit Requirement

Neither our articles of incorporation nor the BCBCA impose any mandatory age-related retirement or non-retirement requirement for our directors.

Share Ownership

Neither our articles of incorporation nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Quorum

Under our company articles, the quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors. If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

Borrowing Powers

Pursuant to our Articles relating to the borrowing powers of our directors, our board of directors may: (i) borrow any sum of money; (ii)guarantee the repayment of any sum of money borrowed by any person or corporation; and (iii) guarantee the performance of any obligation of any person or corporation, and may raise or secure the repayment of any sum of money for borrowed or obligation guaranteed in any manner and upon such terms as the directors see fit including by the issue of bonds, debentures or other debt obligations or by granting of any mortgages or other security on the undertaking or whole or any part of the property of the Company. .

Alterations

Pursuant to our Articles of Incorporation, the shareholders of the Company may by ordinary resolution: i) create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares; (ii) create one or more series of shares within a class or, if none of the shares of a series or shares are allotted or issued, eliminate that series of shares; (iii) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (iv) subdivide or consolidate all or any of its unissued, or fully paid issue d, shares; (v) resolution change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or (vi) by ordinary resolution or special resolution otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

Subject to the BCBCA, the shareholders of the Company may by ordinary resolution: (i) create special rights and restrictions for, and attach those special rights and restrictions to, the shares of any class or series, whether or not any or all of those shares have been issued; and (ii) vary or delete any special rights or restrictions attached to the shares of any c lass or series, whether or not any or all of those shares have been issued.

The Company may by either ordinary resolution or directors' resolution authorize an alteration of its Notice of Articles in order to change its name.

If the BCBCA does not otherwise specify the type of resolution and the Company’s Articles of Incorporation do not specify another type of resolution, the shareholders of the Company may by special resolution alter its Articles.

Shareholder Meetings

We must hold an annual general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting at such time and place as may be determined by the directors.

Pursuant to the BCBCA, shareholders holding not less than 5% of our issued voting shares may also cause our directors to call a shareholders’ meeting.

A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be sent to shareholders, to each director and the auditor not less than 21 days prior to the meeting, although, as a result of applicable securities laws, the time for notice no more than 60 and no less than 30 days before the meeting dated. Under the BCBCA , shareholders and any other person entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws requirements are met. Under Our Articles, the accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for meetings under our Articles, as amended in connection with this offering will be two persons present and holding, or represented by proxy, 5% of the issued shares entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting, the shareholders may adjourn the meeting to a fixed time and place but may not transact any further business.

Registered holders of our outstanding common shares and proxyholders appointed by registered shareholders are entitled to attend meetings of our shareholders. Our directors, the president, the, any solicitor for the Company our auditor and any other persons invited by our directors or with the consent of those at the meeting are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Director Nominations

At any shareholder meeting at which directors are to be nominated for election, any such nomination, other than a nomination made by the Company’s management, must be made in accordance with and must comply with the advance notice policy (the “Advance Notice Policy”) adopted by the Company’s board of directors on November 1, 2013 and ratified by the shareholders at the annual general meeting of the shareholders of the Company held on November 28, 2013. The Advance Notice Policy establishes the process to be followed by Shareholders to nominate a person for election as a director of the Company and provides for a reasonable period of time to submit nominee names, as well as specific requirements as to the information which must accompany the nominations (the “Advance Notice of Nomination”).

Under the Advance Notice Policy, to be timely, a shareholder’s Advance Notice of Nomination must be received (i) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder must be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board of directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. This article also prescribes the proper written form for a shareholder’s notice.

Impediments to Change of Control

Our Articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Compulsory Acquisition

The BCBCA provides that if, within 4 months after the date of a take-over bid made to shareholders of a corporation, the bid is accepted by the holders of not less than 9/10 of the shares (other than the shares held by the offeror or an affiliate of the offeror) of any class of shares to which the bid relates, the offeror is entitled to acquire (on the same terms on which the offeror acquired shares under the take-over bid) the shares held by those holders of shares of that class who did not accept the take-over bid. If a shareholder who did not accept the take-over bid (a dissenting offeree) does not receive an offeror’s notice, with respect to a compulsory acquisition (as described in the preceding sentence), that shareholder may require the offeror to acquire those shares on the same terms under which the offeror acquired (or will acquire) the shares owned by the shareholders who accepted the take-over bid.

Ownership and Exchange Controls

Competition Act

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in us, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

Investment Canada Act

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of an investment to establish a new Canadian business by a non-Canadian or of the acquisition by a non-Canadian of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for advance review and approval will be higher in monetary terms for a member of the World Trade Organization. The Investment Canada Act generally prohibits the implementation of such a reviewable transaction unless, after review, the relevant minister is satisfied that the investment is likely to be of net benefit to Canada.

The Investment Canada Act contains various rules to determine if there has been an acquisition of control. For example, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions. The acquisition of a majority of the voting shares of a corporation is deemed to be acquisition of control of that corporation. The acquisition of less than a majority but one-third or more of the voting shares of a corporation is presumed to be an acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be acquisition of control of that corporation.

In addition, under the Investment Canada Act, national security review on a discretionary basis may also be undertaken by the federal government in respect of a much broader range of investments by a non-Canadian to “acquire, in whole or in part, or to establish an entity carrying on all or any part of its operations in Canada, with the relevant test being whether such an investment by a non-Canadian could be “injurious to national security.” The Minister of Industry has broad discretion to determine whether an investor is a non-Canadian and therefore may be subject to national security review. Review on national security grounds is at the discretion of the federal government and may occur on a pre- or post-closing basis.

See “Material United States and Canadian Income Tax Considerations—U.S. Federal Income Taxation Considerations” for additional information regarding the material U.S. federal income tax consequences relating to the ownership and disposition of our common shares by U.S. Holders (as defined thereto).

Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our company and our common shares less attractive because we are governed by foreign laws.

Listing

In connection with this offering, we intend to file an application to list our common shares under the symbol “LIOH” on the Nasdaq Capital Market.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares in the United States will be Odyssey Trust Company. The address for is United Kingdom Building 350 – 409 Granville Street Vancouver BC V6C 1T2, and the telephone number is 888-290-1175.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common shares in the public market could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future. Sales of substantial numbers of our shares in the public market could adversely affect prevailing market prices of our common shares. While we have applied to list our common shares on the Nasdaq Capital Market, we cannot assure you that a regular trading market will develop in our common shares.

Rule 144

In general, a person who has beneficially owned restricted common shares for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of common shares then outstanding; or
●	1% of the average weekly trading volume of our common shares during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers, and holders of 5% or greater of our common shares, have agreed with the underwriters, subject to certain exceptions, not to offer, pledge, sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of (i) three months after the closing of this offering in the case of our company, (ii) six months after the closing of this offering in the case of our directors and officers, and (iii) three months after the closing of this offering in the case of holders of 5% or greater of our common shares. See “Underwriting” for more information.

MATERIAL UNITED STATES AND CANADIAN INCOME TAX CONSIDERATIONS

Canadian Income Tax Considerations

The following summary describes, as of the date hereof, the material Canadian federal income tax considerations generally applicable to a purchaser who acquires, as a beneficial owner, common shares pursuant to this prospectus and who, at all relevant times, for the purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (which we collectively refer to as the Canadian Tax Act), (i) is not, and is not deemed to be, resident in Canada for purposes of the Canadian Tax Act and any applicable income tax treaty or convention; (ii) deals at arm’s length with us; (iii) is not affiliated with us; (iv) does not use or hold, and is not deemed to use or hold, common shares in a business or part of a business carried on in Canada; (v) has not entered into, with respect to the common shares, a “derivative forward agreement”, as that term is defined in the Canadian Tax Act and (vi) holds the common shares as capital property (which we refer to as a Non-Canadian Holder). This summary does not apply to a Non-Canadian Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank”, as that term is defined in the Canadian Tax Act. Such Non-Canadian Holders should consult their tax advisors for advice having regards to their particular circumstances.

This summary is based on the current provisions of the Canadian Tax Act and the Canada-United States Tax Convention, as amended or the Canada-U.S. Tax Treaty, and an understanding of the current administrative policies of the Canada Revenue Agency published in writing prior to the date hereof. It takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (which we refer to as the Proposed Amendments) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular shareholder, and no representations with respect to the income tax consequences to any particular shareholder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, you should consult your own tax advisor with respect to your particular circumstances.

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Canadian Tax Act. The amount of any dividends, capital gains or capital losses realized by a Non-Canadian Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Dividends

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. For example, under the Canada-U.S. Tax Treaty, where dividends on the common shares are considered to be paid to or derived by a Non-Canadian Holder that is the beneficial owner of the dividends and a U.S. resident for the purposes of, and is entitled to benefits of, the Canada-U.S. Tax Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15% (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of all of the issued voting shares). We will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Canadian Holder’s account. Non-Canadian Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Canadian Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of a common share, nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless (i) the common shares are “taxable Canadian property” to the Non-Canadian Holder for purposes of the Canadian Tax Act at the time of disposition; and (ii) the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident.

Generally, the common shares will not constitute “taxable Canadian property” to a Non-Canadian Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” (as defined in the Canadian Tax Act), which includes Nasdaq and the CSE unless at any particular time during the 60-month period that ends at that time:

●	at least 25% of the issued shares of any class or series of our capital stock was owned by or belonged to any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, and
●	more than 50% of the fair market value of the common shares was derived, directly or indirectly, from one or any combination of : (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as that term is defined in the Canadian Tax Act), (iii) “timber resource properties” (as that term is defined in the Canadian Tax Act) and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances, common shares could be deemed to be “taxable Canadian property.”

A Non-Canadian Holder’s capital gain (or capital loss) of a disposition or deemed disposition of common shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined in the Canadian Tax Act) generally will be computed and taxed as though the Non-Canadian Holder were a resident of Canada for purposes of the Canadian Tax Act. Such Non-Canadian Holder may be required to report the disposition or deemed disposition of common shares by filing a tax return in accordance with the Canadian Tax Act. Non-Canadian Holders whose common shares may be taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

U.S. Federal Income Taxation Considerations

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of common shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our common shares pursuant to this prospectus and hold such common shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, currency or securities dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold our common shares as part of a “straddle”, “hedge”, “conversion transaction”, “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules under Section 451(b) of the Code, partnerships and other pass-through entities, and investors in such pass-through entities. This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences relating to an investment in our common shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares. Persons considering an investment in our common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although we do not believe that we were a PFIC for the year ending March 31, 2021, our determination is based on an interpretation of complex provisions of the law, which are not addressed in a significant number of administrative pronouncements or rulings by the Internal Revenue Service, or IRS. Accordingly, there can be no assurance that our conclusions regarding our status as a PFIC for the 2021 taxable year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. In addition, because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year. Because we may continue to hold a substantial amount of cash and cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis.

If we are a PFIC in any taxable year during which a U.S. Holder owns our common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our common shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds our common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our common shares. If the election is made, the U.S. Holder will be deemed to sell our common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our common shares if such U.S. Holder makes a valid “mark-to-market” election for our common shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock”.

Our common shares will be marketable stock so long as they remain listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our common shares held at the end of such taxable year over the adjusted tax basis of such common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such our common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to our common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for our common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Consequently, prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to our common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares of a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to our common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on our common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

A U.S. Holder receiving a distribution from which the 25% Canadian withholding tax (as described above in “Canadian Income Tax Considerations – Dividends”) has been deducted may be entitled to a foreign tax credit in determining the U.S. Holder’s federal income tax liability for the year in which the distribution is received. The availability of a full or partial foreign tax credit in respect of such Canadian withholding tax is determined under rules of considerable complexity, and the foreign tax credit may not be available in all cases. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the availability of the foreign tax credit with respect to distributions received from which Canadian tax has been withheld at source.

Dividends paid by a “qualified foreign corporation” are eligible for taxation for certain non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on our common shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-Canada Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, if the U.S.-Canada Treaty is applicable, such dividends will generally be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of our Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences”, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in our common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for noncorporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, our common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our common shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our common shares.

Information Reporting

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

U.S. Holders should consult their own tax advisors regarding the information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the Province of British Columbia, Canada. All of our directors and officers, as well as the certain experts named in the “Experts” section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of United States federal securities laws, against us or any of such persons may not be collectible within the United States. In addition, it may be difficult for an investor, or any other person or entity, to assert United States securities laws claims in original actions instituted in Canada. The Supreme Court of Canada has repeatedly affirmed that the requirements to enforce a foreign judgment are as follows:

●	the judgment of the foreign court must be final and conclusive;
●	the court granting the foreign judgment must have had jurisdiction over the parties and the cause of action;
●	the action to enforce a foreign judgment must have been commenced within applicable limitation periods;
●	the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not incompatible with Canadian concepts of justice or contrary to the laws governing enforcement of judgments; and
●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. A Canadian court hearing an action to recover an amount in a non-Canadian currency will render judgment for the equivalent amount in Canadian currency.

Our agent for service of process in the United States is Cogency Global.

UNDERWRITING

ThinkEquity LLC is the representative for the several underwriters of this offering, or the representative. We plan to enter into an underwriting agreement with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed, severally and not jointly, to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of common shares at the public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Underwriter	Number of Shares
ThinkEquity LLC

Total

The underwriters are committed to purchase all common shares offered by us other than those covered by the over-allotment option described below, if any are purchased. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, the underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the underwriting agreement, such as receipt by the representative of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the common shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of the closing of this offering, permits the underwriters to purchase up to an aggregate of additional common shares (equal to 15% of the common shares sold in this offering) at the public offering price per share, less underwriting discounts, solely to cover over-allotments, if any. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additional common shares in proportion to their respective commitments set forth in the prior table.

Discounts and Reimbursement

The representative has advised us that the underwriters propose to offer the shares to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $ per share of which up to $ per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the representative.

The following table summarizes the underwriting discounts, non-accountable underwriters’ expense allowance and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their over-allotment option:

Total
	Per Share	Offering without Over-Allotment Option	Offering with Over-Allotment Option
Public offering price	US$	US$	US$
Underwriting discounts (7.5%)
Non-accountable expense allowance (1%)
Proceeds, before expenses, to us	US$	US$	US$

We have paid ThinkEquity LLC a non-refundable advisory fee equal to $50,000 for ongoing services provided in connection with the offering according to the terms of the letter agreement between ThinkEquity LLC and ourselves.

We have also agreed to pay certain of the representative’s expenses relating to the offering, including background checks of our directors and executive officers, the fees and expenses of the representative’s legal counsel, the Representative’s use of Ipreo’s book-building, prospectus tracking and compliance software for this offering, date services and communication expenses, and market making and trading, and cleating firm settlement expenses, totaling $207,500. We have paid an expense deposit of $50,000 to the representative, which will be applied against the representative’s accountable out-of-pocket expenses (in compliance with FINRA Rule 5110(f)(2)(C)) that are payable by us in connection with this offering.

We estimate that the total expenses of this offering payable by us, not including underwriting discounts and expenses, will be approximately $ .

Representative’s Warrants

Upon the closing of this offering, we have agreed to issue to the representative warrants to purchase a number of common shares equal in the aggregate to 5% of the total shares sold in this public offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share sold in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four-and-½-year period commencing six months after the date of commencement of sales of this offering. The Representative’s Warrants also provide for one demand registration right of the shares underlying the Representative’s Warrants, and unlimited “piggyback” registration rights with respect to the registration of the shares of common stock underlying the Representative’s Warrants and customary antidilution provisions. The demand registration right provided will not be greater than five years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration right provided will not be greater than seven years from the effective date of the registration statement related to this offering in compliance with FINRA Rule 5110(g)(8)(D).

The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The representative, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days beginning on the date of commencement of sales of this offering. Additionally, the Representative’s Warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period beginning on the date of commencement of sales of this offering except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the shares of common stock underlying such Representative’s Warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

Right of First Refusal

Until twelve (18) months from the closing of this offering, the representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, sole financial advisor, sole underwriter and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity offerings for our company, or any successor to or any subsidiary of our company, including all equity linked financings, on terms customary to the representative. The representative shall have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any such transaction.

Lock-Up Agreements

We agreed that for a period of three (3) months after the closing of this offering we will not, without the prior written consent of the representative and subject to certain exceptions, directly or indirectly:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares;
●	file or caused to be filed any registration statement with SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares;
●	complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or
●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise.

Additionally, we agreed that for a period of 18 months after the closing of this offering we will not directly or indirectly in any “at-the-market”, continuous equity or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of capital stock of the company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the company, without the prior written consent of the representative.

In addition, each of our directors and officers and any other 5% or greater holder of outstanding shares of Common Stock as of the date of this prospectus have agreed, for a period of six (6) months from the date of this prospectus with respect to directors and officers, and three (3) months from the date of this prospectus for 5% or greater holder shareholders, that without the prior written consent of the representative and subject to certain exceptions, they will not directly or indirectly:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for common shares;
●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common shares or any securities convertible into or exercisable or exchangeable for common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise;
●	make any demand for or exercise any right with respect to the registration of any common shares or any securities convertible into or exercisable or exchangeable for common shares; or
●	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any common shares or any securities convertible into or exercisable or exchangeable for common shares.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members. The underwriters may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress.

Over-allotment transactions involve sales by the underwriters of common shares in excess of the number of common shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by the underwriters are not greater than the number of common shares that they may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing common shares in the open market.

Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared with the price at which it may purchase common shares through exercise of the over-allotment option. If the underwriters sell more common shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering.

Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the securities and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees.

Offer Restrictions Outside The United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that no offers of securities will be in member states (“Member State”) of the European Economic Area (the “EEA”) other than:

●	to legal entities that are qualified investors as defined in the Prospectus Regulation;
●	to fewer than 150 natural or legal persons (other than qualified investors within the meaning of the Prospectus Regulation) subject to obtaining the prior consent of our company or any underwriter for any such offer; or
●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

This prospectus has been prepared on the basis that any offer of common shares in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any common shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers, or AMF. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005, or the Prospectus Regulations. The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), or CONSOB, pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy, other than:

●	to Italian qualified investors, or Qualified Investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999, or Regulation no. 1197l, as amended; and
●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No.58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended, or the FIEL, pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

Canada

The securities may be sold in Canada only to purchasers, purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or are otherwise qualified under an applicable prospectus exemption available under applicable Canadian securities laws. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws. Canadian purchasers should refer to any applicable provisions of the securities legislation of their province or territory for particulars of these rights or consult with a legal advisor.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discounts, which are expected to be incurred in connection with the offer and sale of the common shares by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Amount
SEC registration fee	US$
FINRA filing fee
Nasdaq listing fee
Accounting fees and expenses
Legal fees and expenses
Transfer agent fees and expenses
Printing fees and expenses
Miscellaneous
TOTAL	US$

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Dorsey & Whitney LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Hunter Taubman Fischer & Li LLC. The validity of the common shares offered in this offering and certain other legal matters as to Canadian law will be passed upon for us by Farris LLP.

EXPERTS

Our consolidated financial statements as of March 31, 2022 and 2021 and for the periods then ended included in this prospectus have been audited by Crowe MacKay LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Crowe MacKay LLP are located at 1100-1177 West Hastings St., Vancouver, BC V6E 4T5.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and the common shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov. Additionally, we will make these filings available, free of charge, on our website at https://foremostlithium.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

FINANCIAL STATEMENTS

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.

(FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

INDEPENDENT AUDITOR’S REPORT

Crowe MacKay LLP 1100 - 1177 West Hastings Street Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Independent Auditor’s Report

To the Shareholders of Foremost Lithium Resource & Technology Ltd. (Formerly Far Resources Ltd.)

Opinion

We have audited the consolidated financial statements of Foremost Lithium Resource & Technology Ltd. (Formerly Far Resources Ltd.) (the “Group”), which comprise the consolidated statements of financial position as at March 31, 2022 and March 31, 2021 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at March 31, 2022 and March 31, 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 to the consolidated financial statements which describes the material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Emphasis of matter - Restated Comparative Information

We draw attention to Note 17 to the consolidated financial statement, which explains that certain comparative information presented for the year ended March 31, 2021 has been restated. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises:

●	Management’s Discussion and Analysis

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the other information prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Pejman Mahlooji.

“Crowe MacKay LLP”

Chartered Professional Accountants

Vancouver, Canada

August 2, 2022

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

AS AT MARCH 31,

	Note	2022	2021 (as restated – Note 17)

ASSETS

Current assets
Cash		$235,455	$392,213
GST receivable		85,891	42,909
Prepaid expenses and deposits		55,948	32,028
Net investment in sublease	5	56,823	49,412

Total current assets		434,117	516,562

Non-current assets
Prepaid expenses and deposits		253,302	48,000
Long-term investment	4	8,000	8,000
Exploration and evaluation assets	6	7,191,122	6,263,652
Net investment in sublease	5	31,537	88,360

Total assets		$7,918,078	$6,924,574

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	7, 11	$1,032,492	$977,347
Short-term loans payable	8	7,500	7,500
Lease obligation	5	61,954	53,878

Total current liabilities		1,101,946	1,038,725

Long-term loans payable	9	40,000	40,000
Lease obligation – long-term	5	34,386	96,340

Total liabilities		1,176,332	1,175,065

Equity
Capital stock	10	24,164,441	20,169,728
Subscriptions received		-	40,000
Reserves	10	2,294,394	1,140,567
Deficit		(19,717,089)	(15,600,786)

Total equity		6,741,746	5,749,509

Total liabilities and equity		$7,918,078	$6,924,574

Nature and continuance of operations (Note 1)

Contingencies (Note 16)

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED MARCH 31,

	Note	2022	2021

EXPENSES
Consulting		$219,743	$115,905
Investor relations		267,376	240,486
Management fees	11	375,264	73,000
Office and interest expense		146,159	202,175
Professional fees		443,264	178,630
Share-based payments	10,11	2,482,219	1,782,851
Transfer agent and filing fees		85,914	34,596
Travel		53,806	-

Loss before other items		(4,073,745)	(2,627,643)

OTHER ITEMS
Finance income on sublease	5	16,290	22,735
Foreign exchange gain (loss)		(5,734)	261
Forgiveness of debt		(93,658)	-
Gain on sublease	5	5,925	4,295
Loss on lease amendment	5	-	(8,956)
Unrealized loss on marketable securities	4	-	(3,000)

Loss and comprehensive loss for the year		$(4,150,922)	$(2,612,308)

Basic and diluted loss per common share		$(0.03)	$(0.02)

Weighted average number of common shares outstanding		163,831,333	139,875,639

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian dollars)

FOR THE YEAR ENDED MARCH 31,

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(4,150,922)	$(2,612,308)
Items not involving cash:
Share-based payments	2,482,219	1,782,851
Interest expense	17,749	24,554
Finance income on sublease	(16,290)	(22,735)
Forgiveness of debt	93,658	-
Loss on lease amendment	-	8,956
Unrealized loss on marketable securities	-	3,000
Shares for services	42,933	-

Changes in non-cash working capital items:
GST receivable	(42,982)	(26,419)
Prepaid expenses and deposits	(229,222)	10,521
Accounts payable and accrued liabilities	400,388	28,658
Net cash used in operating activities	(1,402,469)	(802,922)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(220,029)	(162,848)
Exploration and evaluation expenditures	(871,379)	(151,113)
Exploration and evaluation recoveries	200,000	-
Net cash used in investing activities	(891,408)	(313,961)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements	592,365	467,712
Share issue costs	(1,785)	(2,500)
Exercise of warrants	701,889	294,217
Exercise of options	850,575	660,250
Long-term loan received	-	40,000
Repayment of lease obligation	(71,627)	(59,492)
Receipt of sublease payments	65,702	65,702
Subscriptions received in advance	-	40,000
Net cash provided by financing activities	2,137,119	1,505,889

Change in cash for the year	(156,758)	389,006

Cash, beginning of the year	392,213	3,207

Cash, end of year	$235,455	$392,213

Cash received during the year for interest	$-	$-

Supplemental disclosures with respect to cash flow (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian dollars)

	Capital stock
	Shares	Amount	Subscriptions received (receivable)	Reserves	Deficit	Total equity
Balance, March 31, 2020	131,540,368	$17,836,640	$202,000	$1,130,959	$(14,100,312)	$5,069,287

Acquisition of exploration and evaluation assets	515,474	50,000	-	-	-	50,000
Private placement	12,461,556	669,712	(202,000)	-	-	467,712
Share issued – options exercised	7,250,000	1,321,659	-	(661,409)	-	660,250
Share issued – warrants exercised	3,449,936	294,217	-	-	-	294,217
Share issuance costs	-	(2,500)	-	-	-	(2,500)
Share-based payments	-	-	-	1,782,851	-	1,782,851
Subscriptions received	-	-	40,000	-	-	40,000
Options cancelled	-	-	-	(1,111,834)	1,111,834	-
Loss for the year	-	-	-	-	(2,612,308)	(2,612,308)

Balance, March 31, 2021	155,217,334	20,169,728	40,000	1,140,567	(15,600,786)	5,749,509

Acquisition of exploration and evaluation assets	809,701	94,963	-	-	-	94,963
Private placements	4,398,324	592,365	-	-	-	592,365
Share issuance costs	-	(1,785)	-	-	-	(1,785)
Share issued – options exercised	9,335,000	1,611,848	-	(761,273)	-	850,575
Share issued – warrants exercised	7,756,667	741,889	(40,000)	-	-	701,889
Share issued – PSU redeemed	1,500,000	532,500	-	(532,500)	-	-
Share issued for debt	1,000,000	380,000	-	-	-	380,000
Share issued for services	408,884	42,933	-	-	-	42,933
Share-based payments	-	-	-	2,482,219	-	2,482,219
Options cancelled	-	-	-	(34,619)	34,619	-
Loss for the year	-	-	-	-	(4,150,922)	(4,150,922)
Balance, March 31, 2022	180,425,910	$24,164,441	$-	$2,294,394	$(19,717,089)	$6,741,746

The accompanying notes are an integral part of these consolidated financial statements.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

1.       NATURE AND CONTINUANCE OF OPERATIONS

Foremost Lithium Resource & Technology Ltd. (formerly Far Resources Ltd.) (the “Company”) which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT. The Company’s head office is located at 2500 – 700 West Georgia Street, Vancouver, BC, V7Y 1K8. The Company’s registered and records office is located at 2500 – 700 West Georgia Street, Vancouver, BC, V7Y 1K8.

On January 4, 2022, the Company changed its name to Foremost Lithium Resource & Technology Ltd.

On February 14, 2022, the Company began trading on the OTCQB Venture Market under United States under the symbol FRRSF.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at March 31, 2022, the Company has had significant losses. In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares and short-term loans. The Company continues to seek capital through various means including the issuance of equity and/or debt. These circumstances cast significant doubt as to the ability of the Company to meet its obligations as they come due, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business, including potential delays to its business plans and activities, and continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital. These material uncertainties raise substantial doubt upon the Company’s ability to continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s business financial condition and results of operations may be further negatively affected by economic and other consequences from Russia’s military action against Ukraine and the sanctions imposed in response to that action in late February 2022. While the Company expects any direct impacts, of the pandemic and the war in the Ukraine, to the business to be limited, the indirect impacts on the economy and on the mining industry and other industries in general could negatively affect the business and may make it more difficult for it to raise equity or debt financing. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about on its business, results of operations, financial position and cash flows in the future.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

2.       BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

The consolidated financial statements include the financial statements of Foremost Lithium Resource & Technology Ltd. and its subsidiaries, Sierra Gold & Silver Ltd. and Sequoia Gold & Silver Ltd.

Name of Subsidiary	Country of Incorporation	Principal Activity	Proportion of Ownership Interest
			2022	2021
Sierra Gold & Silver Ltd.	USA	Not active	100%	100%
Sequoia Gold & Silver Ltd.	Canada	Not active	100%	100%

All intercompany balances and transactions have been eliminated.

3.       SIGNIFICANT ACCOUNTING POLICIES

Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates.

Significant accounting judgments

Significant accounting judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

i)	Determination of categories of financial assets and financial liabilities;

ii)	Assessment of any indicators of impairment of the carrying value of the Company’s exploration and evaluation assets;

iii)	The ability of the Company to continue as a going concern; and

iv)	Contingencies by their nature, will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company is involved in certain legal claims as described in note 16, and the likelihood or outcomes of these claims involves the exercise of significant judgement.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Use of estimates and judgments (cont’d...)

Critical accounting estimates

Key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year include, but are not limited to, the following:

Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements.

Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax assets and liabilities, and tax planning initiatives.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and cash equivalents. Cash equivalents are short-term, highly liquid holdings that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company does not currently hold any cash equivalents.

Foreign currency translation

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated at the period end date exchange rates.

The functional currency of the parent entity and Sequoia Gold & Silver Ltd. is the Canadian dollar, which is also the presentation currency of our consolidated financial statements. The functional currency of Sierra Gold & Silver Ltd. is the United States dollar.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation as follows:

(i)          Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

(ii)         Income and expenses for each statement of comprehensive income (loss) are translated at the average exchange rate for the period; and

(iii)       All resulting exchange differences are recognized in other comprehensive income (loss) as cumulative translation adjustments.

Exchange differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation are also recognized in a separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in this separate component of equity is recognized in profit or loss.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the period the expense costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, the cost of the asset is reduced by the amount of the grant and the grant is recognized as a reduced depreciation expense over the expected useful life of the asset.

Mineral properties – exploration and evaluation assets

Pre-exploration costs

Pre-exploration costs are expensed in the year in which they are incurred.

Exploration and evaluation expenditures

Once the legal right to explore a property has been acquired, all costs related to the acquisition, exploration and evaluation of the property are capitalized. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off to profit or loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mines under construction”. Exploration and evaluation assets are tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Exploration and evaluation assets are classified as intangible assets.

The Company enters into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the farmee on its behalf. Any cash or other consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess consideration accounted for as a gain on disposal.

The Company accounts for mining tax credits on a cash basis and are applied as a reduction to capitalized exploration costs.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets and equipment. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Provision for environmental rehabilitation (cont’d...)

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Decommissioning obligations:

The Company’s activities may give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the reporting date. Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas increases due to changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

Contingencies

A contingent liability is a possible obligation, and a contingent asset is a possible asset, that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. A contingent liability may also be a present obligation that arises from past events that is not recognized because it is not probable that an outflow of economic resources will be required to settle the obligation or the amount of the obligation cannot be measured reliably.

Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Company’s long-lived assets, including mineral property interests, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial instruments

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flows characteristics of the financial asset.

The classification of debt instruments is driven by the business model for managing the financial assets and their contractual cash flow characteristics. Debt instruments are measured at amortized cost if the business model is to hold the instrument for collection of contractual cash flows and those cash flows are solely principal and interest.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments (cont’d...)

If the business model is not to hold the debt instrument, it is classified as fair value through profit or loss (“FVTPL”). Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payments of principal and interest.

The Company classifies its financial assets into one of the categories described below, depending on the purpose for which the asset was acquired. Management determines the classification of its financial assets at initial recognition.

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income (“FVTOCI”).

Fair value through profit or loss (“FVTPL”) – Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in the statement of loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Fair value through other comprehensive income (“FVTOCI”) - Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.

Financial assets at amortized cost - A financial asset is measured at amortized cost using the effective interest method if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.

The following table shows the classification and measurement of the Company’s financial instruments under IFRS 9:

Financial assets/liabilities	Classification and measurement
Cash	at amortized cost
Long-term investment	FVTPL
Net investment in sublease	at amortized cost
Accounts payable and accrued liabilities	at amortized cost
Lease obligation	at amortized cost
Short-term loans payable	at amortized cost
Long-term loans payable	at amortized cost

Financial liabilities other than derivative liabilities are recognized initially at fair value and are subsequently stated at amortized cost. Transaction costs on financial assets and liabilities other than those classified at FVTPL are treated as part of the carrying value of the asset or liability. Transaction costs for assets and liabilities at FVTPL are expensed as incurred.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Impairment of financial assets at amortized cost

The Company recognizes the expected credit losses (“ECL”) model on a forward-looking basis on financial assets that are measured at amortized cost, contract assets and debt instruments carried at FVTOCI.

At each reporting date, the Company measures the ECL for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the ECL for the financial asset at an amount equal to twelve month expected credit losses. The Company applies the simplified method and measures a loss allowance equal to the lifetime expected credit losses for trade receivables.

The Company recognizes in profit and loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized. The loss allowance was $Nil as at March 31, 2022.

Derecognition of financial assets and financial liabilities

A financial asset is derecognized when the contractual right to the asset’s cash flows expire; or if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

The Company derecognizes a financial liability when its obligations are discharged, cancelled or expired.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affects neither accounting nor taxable loss, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the year ended March 31, 2022, 11,965,000 (2021 – 11,600,000) stock options, 14,067,213 (2021 – 17,425,556) warrants and 12,499,996 (2021 – Nil) performance share units were not included in the calculation of dilutive earnings per share as their inclusion was anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Share-based payments

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized in share-based payment reserve over the vesting period. Consideration paid for the shares along with the fair value recorded in share-based payment reserve on the exercise of stock options is credited to capital stock. When vested options are cancelled, forfeited, or are not exercised by the expiry date, the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit). The Company estimates a forfeiture rate and adjusts the corresponding expense each period based on an updated forfeiture estimate.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received. Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

For performance share units and stock options with vesting containing a market condition, the grant date fair value is measured using the Monte Carlo model to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The expense recognized for performance-based stock-options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The fair value is recognized straight line over the life of the performance share units or stock options which vest based on a market condition. Upon achieving a market condition, the awards shall vest and any unvested fair value related to the vested awards will be accelerated and recognized.

Share issue costs

Share issue costs are deferred and charged directly to capital stock on completion of the related financing. If the financing is not completed, share issue costs are charged to operations. Costs directly identifiable with the raising of capital will be charged against the related capital stock.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

When the Company enters into a sublease, it determines at lease inception date whether each sublease is a finance lease or an operating lease based on whether the contract transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the sublease is a financial lease: if not then it is an operational lease.

For financial leases, and when the Company acts as intermediate lessor, it recognizes a sublease receivable and derecognizes the right-of-use assets relating to the head lease that it transfers to the sub leases. Right-of-use assets and net investment in sublease receivables relating to the subleases are measured in the same way as the right-of-use assets and lease liabilities for the head lease, using the same discount rate for the actualization of future payments to be received.

New accounting standards issued and effective

Certain new standards, interpretations, and amendments to existing standards have been issued by the IASB or IFRC that are mandatory for accounting years beginning on or after January 1, 2022. New accounting pronouncements that are not applicable or are not consequential to the Company have been excluded in the preparation of these consolidated financial statements.

A number of new standards, and amendments to standards and interpretations, are not effective for the year ended March 31, 2022, and have not been early adopted in preparing these consolidated financial statements. The following accounting standards and amendments are effective for future periods:

i)	Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) - The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (example would be the allocation of the depreciation charge for property, plant and equipment used in fulfilling the contract).

These amendments are effective for reporting periods beginning on or after January 1, 2022.

ii)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1) - The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2023.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

4.       LONG-TERM INVESTMENT

	March 31, 2022			March 31, 2021
	Number of shares	Cost	Fair Value	Number of shares	Cost	Fair Value
Alchemist Mining Inc.	10,000	$9,500	$8,000	10,000	$9,500	$8,000

On August 20, 2014, the Company received 100,000 common shares of Alchemist Mining Inc. (“Alchemist”), a corporation of which the CEO is a family member of the Company’s former CEO, at a fair value of $5,500 related to the Tchentlo Lake property. Alchemist shares were initially valued at the trading price of $0.055 per share.

On August 20, 2016, the Company received 100,000 common shares of Alchemist related to the amended Tchentlo Lake property. These shares were initially valued at the trading price of $0.04 per share.

The Company classified the Alchemist shares as an investment at fair value through profit or loss.

Effective November 19, 2021, Alchemist Mining Inc. consolidated its common shares on a 20:1 basis.

At March 31, 2022, the Company valued the shares at $8,000 (2021 - $8,000) and recorded an unrealized loss of $Nil (2021 - $3,000) from changes in the fair value.

5.       LEASES

For the year ending March 31, 2022, interest expense on the lease obligation were $17,749 (2021 - $24,554). The lease term matures on September 30, 2023. The below tables show the continuity of lease obligation and the reconciliation between the undiscounted and discounted balances:

Lease obligation, March 31, 2020	$176,200
Interest expense	24,554
Loss on lease amendment	8,956
Current portion	(59,492)
Lease obligation, March 31, 2021	150,218
Interest expense	17,749
Current portion	(71,627)
Lease obligation, March 31, 2022	96,340
Current portion	(61,954)
Non-current portion	$34,386

March 31, 2022
Less than one year	$71,627
Greater than one year	35,813
Total lease obligation - undiscounted	107,440
Unamortized interest	(11,100)
Total lease obligation - discounted	$96,340

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

5.       LEASES (cont’d...)

The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 15%.

During the year ended March 31, 2021, the Company amended the lease agreement and recognized a loss on lease amendment of $8,956. The Company also recognized a gain on sublease of $4,295.

For the year ending March 31, 2022, finance income of the net investment in sublease was $16,290 (2021 - $22,735). The sublease term matures on September 30, 2023. The below tables show the continuity of net investment in sublease and the reconciliation between the undiscounted and discounted balances:

Net investment in sublease, March 31, 2020	$180,739
Finance income	22,735
Payments received	(65,702)
Net investment in sublease, March 31, 2021	137,772
Finance income	16,290
Payments received	(65,702)
Net investment in sublease, March 31, 2022	88,360
Current portion	(56,823)
Non-current portion	$31,537

March 31, 2022
Less than one year	$65,702
Greater than one year	32,851
Total net investment in sublease – undiscounted	98,553
Unamortized finance income	(10,193)
Total net investment in sublease – discounted	$88,360

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS

During the year ended March 31, 2022, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Grass River Property	Winston Property	Jean Lake Property	Total

Acquisition costs
Balance, March 31, 2021	$1,764,444	$-	1,121,057	$-	$2,885,501
Cash	75,000	40,500	79,529	25,000	220,029
Shares	69,963	-	-	25,000	94,963
Balance, March 31, 2022	1,909,407	40,500	1,200,586	50,000	3,200,493

Exploration costs
Balance, March 31, 2021	3,203,419	-	174,732	-	3,378,151
Assay	1,216	-	4,712	-	5,928
Drilling	150,633	-	-	-	150,633
Geological and consulting	47,243	-	64,772	543,902	655,917
Exploration cost recovery	-	-	-	(200,000)	(200,000)
Balance, March 31, 2022	3,402,511	-	244,216	343,902	3,990,629

Total balance, March 31, 2022	$5,311,918	$40,500	1,444,802	$393,902	$7,191,122

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS (cont’d…)

During the year ended March 31, 2021, the following exploration expenditures were incurred on the exploration and evaluation assets:

	Zoro Property	Winston Property (as restated - Note 17)	Total

Acquisition costs
Balance, March 31, 2020	$1,664,444	$956,671	$2,621,115
Additions – cash	50,000	164,386	214,386
Additions – shares	50,000	-	50,000
Balance, March 31, 2021	1,764,444	1,121,057	2,885,501

Exploration costs
Balance, March 31, 2020	3,192,140	37,715	3,229,855
Geological and consulting	11,279	137,017	148,296
Balance, March 31, 2021	3,203,419	174,732	3,378,151

Total balance, March 31, 2021	$4,967,863	$1,295,789	$6,263,652

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS (cont’d...)

Zoro Property

Zoro I

The Company has a 100% interest in the Zoro I Claim in the Snow Lake area in Manitoba by paying a total of $150,000 in cash and issuing 7,000,000 common shares (valued at $635,000).

In addition, during the year ended March 31, 2017, the Company issued 1,000,000 common shares to an arm’s length party at a fair value of $135,000 as a finder’s fee on the Zoro I option agreement.

Zoro North

The Company has earned a 100% interest in ground contiguous with its Zoro 1 near Snow Lake, Manitoba subject to a 2% NSR by paying a total of $250,000 in cash, issuing $250,000 in shares (2,632,803 shares issued) and incurring $1,000,000 of exploration expenditures.

The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% Net Smelter Return from by making a $1,000,000 cash payment, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company will be solely responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Manitoba Lithium

The Company has earned a 100% interest in all lithium-bearing pegmatite dykes on three contiguous claims in Manitoba by paying $250,000 in cash and issuing $250,000 in shares (2,724,674 shares issued).

The property is subject to a 2% NSR. The Company can acquire an undivided fifty percent interest in the NSR, being one-half of the NSR or a 1% Net Smelter Return from Strider Resources Limited (“Strider”) by making a $1,000,000 cash payment to Strider, together with all accrued but unpaid NSR at the time, prior to the commencement of commercial production.

During the option period, the Company is responsible for carrying out and administering exploration, development and mining work on the property and for maintaining the property in good standing.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS (cont’d...)

Winston Property

During the year ended March 31, 2015, the Company entered into an option agreement with Redline Minerals Inc., Redline Mining Corporation and Southwest Land & Exploration Inc. (collectively, the “Optionors”) to acquire up to an 80% interest in the Winston Property consisting of the Little Granite claims and the Ivanhoe/Emporia claims located in Sierra County, New Mexico, U.S.A.

During the years ended March 31, 2016 and 2017, the Company amended the option agreement with the Optionors to acquire an initial 50% interest upon completion of the following:

a)	Cash payment of non-refundable deposits of $35,000 (paid);

b)	Cash payments of $81,250 (paid);

c)	Cash payment of $13,750 on or before November 15, 2014 (paid);

d)	Share issuance of 300,000 common shares of the Company on January 15, 2015 (issued);

e)	Cash payments of $120,000 as follows;

i)	Cash payment of $40,000 on or before February 28, 2016 (paid);

ii)	Cash payment of $40,000 on or before June 1, 2016 (paid);

iii)	Cash payment of $40,000 on or before June 1, 2017 (see amended terms below);

f)	Issuance of 2,500,000 common shares (1,500,000 shares issued) of the Company as follows;

i)	Issue 500,000 common shares on or before October 17, 2014 (issued);

ii)	Issue 500,000 common shares on or before October 17, 2015 (issued);

iii)	Issue 500,000 common shares on or before October 17, 2016; (issued)

iv)	Issue 500,000 common shares on or before October 17, 2017 (see amended terms below);

v)	Issue 500,000 common shares on or before October 17, 2018 (see amended terms below); and

g)	Incurring exploration expenditures totaling $300,000 due on or before October 17, 2017 (see amended terms below).

The agreement was also amended to include a further option to acquire up to an additional 30% (80% in total interest).

In exchange for the amendment of the option agreement, the Company issued 100,000 common shares at a fair value of $3,000 on February 26, 2016.

During the year ended March 31, 2017, the Company made a $25,000 cash payment to the original vendors of the Winston Property.

During the year ended March 31, 2018, the Company’s wholly owned subsidiary offered to acquire a 100% interest to the claims from the Optionors by completing the following:

a)	Cash payment of $35,000 (paid);

b)	Issuance of 2,500,000 common shares of the Company (issued and valued at $275,000); and

c)	Issuance of a $50,000 non-interest-bearing promissory note which is repayable on August 24, 2017 (issued and repaid).

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Little Granite claims, the Company is required to make the following payments:

a)	Cash payments of US $12,000 on or before July 15, 2017 (paid)

b)	Cash payments of US $6,000 on or before March 31, 2018 (paid);

c)	Cash payments of US $12,000 on or before July 15, 2018 (paid);

d)	Cash payments of US $12,000 on or before July 15, 2019 (paid);

e)	Cash payments of US $12,000 on or before July 15, 2020 (paid);

f)	Cash payment of US $19,000 on or before October 1, 2020 (paid);

g)	Cash payment of US $19,000 on or before October 1, 2021 (paid);

h)	Cash payments of US $380,000 on or before October 1, 2022 (paid US$19,000).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

6.       EXPLORATION AND EVALUATION ASSETS (cont’d...)

Winston Property (cont’d...)

In accordance with the terms and condition of the underlying purchase agreement in order to complete the acquisition of the Ivanhoe/Emporia claims, the Company is required to pay the original owner of the claims the remaining purchase price of US$361,375 (US$42,000 paid). Before the remaining purchase price is paid in full, the Company is subject to a minimum monthly royalty payment based on monthly average silver price which reduces the remaining purchase price once paid. The accrued minimum monthly royalty payments outstanding as of March 31, 2022 totals US$207,125 (2021 - US$183,125). The agreement also entitles the owner to a permanent production royalty of 2% of NSR.

Jean Lake Property

On July 30, 2021, the Company entered into an option agreement with Mount Morgan Resources Ltd. to acquire a 100% interest in Jean Lake lithium-gold project located in Manitoba.

The option agreement provides for the Company to earn a 100% interest over 4 years by cash payments and share issuances to Mount Morgan Resources Ltd. and exploration expenditures as follows:

i)	$25,000 cash (paid) and common shares of the Company having a value of $25,000 (250,000 shares issued) on or before August 1, 2021;

ii)	$50,000 cash (paid), $50,000 in common shares and $50,000 exploration expenditures (incurred) on or before August 1, 2022;

iii)	$50,000 cash, $50,000 in common shares and $50,000 (further) exploration expenditures (incurred) on or before August 1, 2023;

iv)	$50,000 cash, $50,000 in common shares and $50,000 (further) exploration expenditures (incurred) on or before August 1, 2024;

v)	$75,000 cash, $75,000 in common shares and $50,000 (further) exploration expenditures (incurred) on or before August 1, 2025.

Once the Company earns the interest, the Company will grant a 2% NSR to Mount Morgan Resources Ltd. The NSR may be reduced to 1% by the Company’s payment of $1,000,000 to the NSR holder.

During the year ended March 31, 2022, the Company entered into an agreement with Manitoba Government to receive a grant of $300,000 for drill program on Jean Lake and Zoro Lithium properties and received $200,000 in the current year and $100,000 subsequently.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

7.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	Note	March 31, 2022	March 31, 2021 (as restated – Note 17)

Trade payables		$603,002	$536,094
Royalty payables		261,685	231,555
Payroll and accrued liabilities		68,778	105,432
Due to related parties	11	99,027	104,266
Total		$1,032,492	$977,347

8.       SHORT-TERM LOANS PAYABLE

	March 31, 2022	March 31, 2021

Loans payable on demand, unsecured with no interest and no fixed term	$2,500	$2,500
Loans payable on demand, unsecured with 10% interest per annum and no fixed term	5,000	5,000
	$7,500	$7,500

9.       LONG-TERM LOANS PAYABLE

During the year ended March 31, 2021, the Company received a loan of $40,000 for the Canada Emergency Business Account to provide emergency support to business due to the impact of COVID-19. The loan is non-interest bearing until December 31, 2023, after which it will incur interest at 5% per annum. If the principal of $30,000 is fully repaid on or before December 31, 2023, the remaining $10,000 will be forgiven.

10.     CAPITAL STOCK AND RESERVES

a)       Authorized capital stock:

As at March 31, 2022, the authorized capital stock of the Company was:

i)	Unlimited number of common shares without par value.

ii)	All issued shares are fully paid.

b)       Issued capital stock:

During the year ended March 31, 2022, the Company:

●	issued 9,335,000 common shares upon exercise of options for gross proceeds of $850,575. The weighted average share price on the date of the option exercises was $0.24.

●	issued 7,756,667 common shares upon exercise of warrants for gross proceeds of $741,889.

●	closed a non-brokered private placement of 2,008,324 units at $0.17 per unit for gross proceeds of $341,415. Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $0.25 per share.

●	issued 250,000 common shares at a value of $25,000 as part of the acquisition payments for the Jean Lake Option Agreement (see note 6).

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.     CAPITAL STOCK AND RESERVES (cont’d…)

b)       Issued capital stock : (cont’d…)

●	issued 559,701 common shares at a value of $69,963 as part of the acquisition payments for the Zoro North Option Agreement (see note 6).

●	closed a non-brokered private placement of 2,390,000 units at $0.105 per unit for gross proceeds of $250,950. Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.13 per share.

●	issued 408,884 common shares valued at $42,933 to settle $42,933 of services with a non-related party.

●	reinstated 200,000 options previously forfeited.

●	issued 1,000,000 common shares valued at $380,000 to settle $279,644 of debt with a non-related party and recorded $100,356 as loss on the settlement.

●	issued 1,500,000 common shares valued at $532,500 pursuant to PSU redemption to a related party.

During the year ended March 31, 2021, the Company:

●	issued 7,250,000 common shares upon exercise of options for gross proceeds of $660,250.

●	issued 3,449,936 common shares upon exercise of warrants for gross proceeds of $294,217.

●	closed a non-brokered private placement of 7,461,556 units at $0.056 per unit for gross proceeds of $419,712. Each unit consists of one common share and two share purchase warrants, warrant A and B. Warrant A entitles the holder to purchase one additional common share for a period of two years at a price of $0.075 per share and warrant B entitles the holder to purchase one additional common share for a period of two years at a price of $0.10 per share.

●	issued 515,474 common shares at a value of $50,000 as part of the acquisition payments for the Zoro North Option Agreement (see note 6).

●	closed a non-brokered private placement of 5,000,000 units at $0.05 per unit for gross proceeds of $250,000. Each unit consists of one common share and one share purchase warrants, warrant entitles the holder to purchase one additional common share for a period of two years at a price of $0.10 per share. The Company paid $2,500 in cash issuance fees.

c)       Stock options:

The Company follows the policies of the Canadian Securities Exchange under which it is authorized to grant options to executive officers and directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option may not be less than the market price of the Company’s stock as calculated on the day before the date of grant. The options can be granted for a maximum term of ten years.

The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relation activities” must vest in stages over 12 months with no more than ¼ of the options granted vesting in any six month period.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.     CAPITAL STOCK AND RESERVES (cont’d…)

c)       Stock options: (cont’d…)

During the year ended March 31, 2022, the Company:

●	granted 250,000 stock options to consultants of the Company. The options are exercisable at $0.105 per option for five years with an estimated fair value of $21,500 and vest immediately.

●	granted 500,000 stock options to consultants of the Company. The options are exercisable at $0.15 per option for five years with an estimated fair value of $66,100 and vest immediately.

●	granted 300,000 stock options to consultants of the Company. The options are exercisable at $0.25 per option for five years with an estimated fair value of $61,600 and vest immediately.

●	granted 5,500,000 stock options to consultants of the Company. The options are exercisable at $0.285 per option for one year with an estimated fair value of $666,100 and vest immediately.

●	granted 500,000 stock options to a consultant of the Company. The options are exercisable at $0.41 per option for five years with an estimated fair value of $163,700 and vest immediately.

●	granted 1,000,000 stock options to a consultant of the Company. The options are exercisable at $0.35 per option for five years with an estimated fair value of $285,300 and vest immediately.

●	granted 750,000 stock options to a consultant of the Company. The options are exercisable at $0.33 per option for two years with an estimated fair value of $150,400 and vest immediately.

●	granted 200,000 stock options to a consultant of the Company. The options are exercisable at $0.31 per option for three years with an estimated fair value of $46,600 and will vest 100% on December 8, 2022. For the year ended March 31, 2022, the Company recorded $3,897 as share-based compensation.

During the year ended March 31, 2021, the Company:

●	granted 5,050,000 stock options to directors and consultants of the Company. The options are exercisable at $0.07 per option for five years with an estimated fair value of $325,000 and vest immediately.

●	granted 9,000,000 stock options to directors and consultants of the Company. The options are exercisable at $0.08 per option for five years with an estimated fair value of $635,700 and vest immediately.

●	granted 4,800,000 stock options to consultants of the Company. The options are exercisable at $0.145 per option for five years with an estimated fair value of $799,600 and vest immediately.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.     CAPITAL STOCK AND RESERVES (cont’d…)

c)       Stock options: (cont’d…)

Stock option transactions for the year ended March 31, 2022 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2022	Exercisable

June 27, 2021	$0.100	250,000	-	-	(250,000)	-	-
January 4, 2023	$0.285	-	5,500,000	(250,000)	-	5,250,000	5,250,000
January 17, 2024	$0.120	-	200,000	(200,000)	-	-	-
March 1, 2024	$0.330	-	750,000	-	-	750,000	750,000
March 8, 2025	$0.310	-	200,000	-	-	200,000	-
June 12, 2025	$0.070	1,950,000	-	(1,950,000)	-	-	-
November 20, 2025	$0.080	6,350,000	-	(5,950,000)	-	400,000	400,000
January 15, 2026	$0.145	3,050,000	-	(985,000)	-	2,065,000	2,065,000
October 21, 2026	$0.105	-	250,000	-	-	250,000	250,000
November 1, 2026	$0.150	-	500,000	-	-	500,000	500,000
December 3, 2026	$0.250	-	300,000	-	-	300,000	300,000
January 17, 2027	$0.410	-	500,000	-	-	500,000	500,000
February 16, 2027	$0.350	-	1,000,000	-	-	1,000,000	1,000,000

Total		11,600,000	9,200,000	(9,335,000)	(250,000)	11,215,000	11,015,000

Weighted average exercise price		$0.10	$0.29	$0.09	$0.10	$0.26	$0.25

Weighted average remaining life (years)						2.45

The fair value of stock options was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended March 31, 2022	For the year ended March 31, 2021

Fair value per option	$0.15	$0.09
Exercise price	$0.29	$0.09
Expected life (years)	2.26	5
Interest rate	1.16%	0.41%
Annualized volatility (based on historical volatility)	114%	144%
Dividend yield	0.00%	0.00%

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.     CAPITAL STOCK AND RESERVES (cont’d…)

c)       Stock options: (cont’d…)

Stock option transactions for the year ended March 31, 2021 are summarized as follows:

Expiry Date	Exercise Price	Balance March 31, 2020	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2021	Exercisable

November 16, 2020	$0.050	100,000	-	-	(100,000)	-	-
May 18, 2021	$0.130	250,000	-	-	(250,000)	-	-
June 27, 2021	$0.100	250,000	-	-	-	250,000	250,000
October 17, 2021	$0.050	250,000	-	(250,000)	-	-	-
February 6, 2022	$0.110	500,000	-	-	(500,000)	-	-
January 17, 2024	$0.120	9,000,000	-	-	(9,000,000)	-	-
February 5, 2025	$0.050	950,000	-	-	(950,000)	-	-
June 12, 2025	$0.070	-	5,050,000	(2,600,000)	(500,000)	1,950,000	1,950,000
November 20, 2025	$0.080	-	9,000,000	(2,650,000)	-	6,350,000	6,350,000
January 15, 2026	$0.145	-	4,800,000	(1,750,000)	-	3,050,000	3,050,000

Total		11,300,000	18,850,000	(7,250,000)	(11,300,000)	11,600,000	11,600,000

Weighted average exercise price		$0.11	$0.09	$0.09	$0.11	$0.10	$0.10

Weighted average remaining life (years)						4.52

d)       Performance Stock Options:

During the year ended March 31, 2022, the Company granted 750,000 performance-based stock options to a consultant of the Company. The options are exercisable at $0.285 per option for two years with an estimated fair value of $126,297 and will vest 100% when the closing share price is $0.50 or higher for 3 consecutive trading days. For the year ended March 31, 2022, the Company recorded $Nil as share-based compensation as the fair value will be recorded on a straight-line basis over the life of the performance-based stock option.

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Forfeited/ Expired	Balance March 31, 2022	Exercisable

March 31, 2024	$0.285	-	750,000	-	-	750,000	-

Total		-	750,000	-	-	750,000	-

Weighted average exercise price		-	$0.29	-	-	$0.285	-

Weighted average remaining life (years)						2.00

There was no performance-based stock option activity during the year ended March 31, 2021.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.     CAPITAL STOCK AND RESERVES (cont’d…)

d)       Performance Stock Options: (cont’d…)

For performance-based stock options with a market condition, a Monte Carlo simulation model is used to determine the fair value. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. The expense recognized for performance-based options is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The following assumptions were used at the time of grant:

	For the year ended March 31, 2022	For the year ended March 31, 2021

Market target price	$0.50	-
Share price	$0.30	-
Expected life (years)	2	-
Interest rate	2.27%	-
Annualized volatility (based on historical volatility)	111.2%	-

e)       Performance Share Units:

On January 17, 2022, the Company adopted a performance share unit plan (the “PSU Plan”). The PSU Plan provides for the issuance of up to 17,169,535 restricted share units (the “PSUs”). The PSU Plan is a fixed number plan, and the number of common shares issued under the PSU Plan, when combined with the number of stock options available under the Company’s stock option plan, will not exceed 10% of the Company’s outstanding common shares. Under the terms of the PSU Plan, the Company is required to obtain shareholder approval for the PSU Plan within 3 years after its adoption, and at least every three years thereafter. Any PSUs issued are subject to a four month hold from date of issue.

	Number of PSUs Outstanding	Number of PSUs Redeemable	Weighted Average Grant Date Fair Value	Share-based payment reserve

Balance at March 31, 2020 and 2021	-	-	$-	$-
PSUs granted	13,999,996	-	0.297	1,063,622
PSUs vested	-	2,500,000	0.355	-
PSUs redeemed	(1,500,000)	(1,500,000)	0.355	(532,500)

Balance at March 31, 2022	12,499,996	1,000,000	$0.290	$531,122

On January 31, 2022, the Company granted 13,999,996 PSUs fair valued at $4,156,210, to certain directors and officers under the Company’s PSU Plan. Of the 13,999,996 PSUs granted. 2,500,000 PSUs vested and became redeemable by the holders, and the remaining 11,499,996 PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $0.50 and $1.75 which will expire on January 31, 2025.

Of the 13,999,996 PSUs granted, 2,500,000 PSUs vested during the year ended March 31, 2022 and the remaining unvested PSUs are vested straight line over 3 years. During the year ended March 31, 2022 the Company recognized share-based payment expense of $1,063,622. Of the 2,500,000 PSUs that vested, 1,500,000 were converted to common shares during the year-ended March 31, 2022 and 12,499,996 remain issued and 1,000,000 remain redeemable as at March 31, 2022.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.     CAPITAL STOCK AND RESERVES (cont’d…)

e)       Performance Share Units (cont’d…)

For performance-based PSUs with a market condition, a Monte Carlo simulation model is used to determine the fair value. The Monte Carlo model utilizes multiple input variables that determine the probability of satisfying the market conditions stipulated in the award. The expense recognized for performance-based PSUs is based on an estimation of the probability of achieving the market condition and the timing of the achieving of the market condition, which is difficult to predict. The following assumptions were used at the time of grant:

	For the year ended March 31, 2022	For the year ended March 31, 2021

Market target price	$1.19	-
Share price	$0.355	-
Expected life (years)	3	-
Interest rate	1.42%	-
Annualized volatility (based on historical volatility)	108%	-

f)       Unit warrants:

During the year ended March 31, 2022, the Company issued 4,398,324 unit warrants in connection with private placement financings. Based on the residual method, no value was allocated to the unit warrants issued. A continuity of the unit warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2021	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2022

August 28, 2022	$0.075	5,240,000	-	(2,551,111)	-	2,688,889	*
August 28, 2022	$0.10	7,285,556	-	(1,205,556)	-	6,080,000
December 15, 2022	$0.10	4,900,000	-	(3,800,000)	-	1,100,000
October 29, 2022	$0.25	-	2,008,324	(200,000)	-	1,808,324	**
December 2, 2023	$0.13	-	2,390,000	-	-	2,390,000	***

Total		17,425,556	4,398,324	(7,756,667)	-	14,067,213

Weighted average exercise price		$0.09	$0.18	$0.10	$0.00	$0.12

Weighted average remaining life (years)						0.67

*2,688,889 warrants exercised subsequently

**33,600 warrants exercised subsequently

***800,000 warrants exercised subsequently

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

10.     CAPITAL STOCK AND RESERVES (cont’d…)

f)        Unit warrants: (cont’d…)

During the year ended March 31, 2021, the Company issued 19,923,112 unit warrants in connection with private placement financings. Based on the residual method, no value was allocated to the unit warrants issued. A continuity of the unit warrants granted is as follows:

Expiry Date	Exercise Price	Balance March 31, 2020	Granted	Exercised	Cancelled/ Expired	Balance March 31, 2021

June 25, 2022	$0.105	952,380	-	(952,380)	-	-
August 28, 2022	$0.075	-	7,461,556	(2,221,556)	-	5,240,000
August 28, 2022	$0.10	-	7,461,556	(176,000)	-	7,285,556
December 15, 2022	$0.10	-	5,000,000	(100,000)	-	4,900,000

Total		952,380	19,923,112	-(3,449,936)	-	17,425,556

Weighted average exercise price						$0.09

Weighted average remaining life (years)						1.44

g)       Agent warrants:

During the year ended March 31, 2022 and 2021, the Company did not grant any agent warrants.

h)       Reserves:

Reserves comprise of share-based payments, warrant reserves and PSU reserves.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

11.     RELATED PARTY TRANSACTIONS

Related party transactions are as follows:

For the year ended March 31, 2022
Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
CEO	$50,664	$607,784	$658,448
CFO	12,000	227,919	239,919
Director	12,000	227,919	239,919
Former CEO	158,650	-	158,650
Former CFO	141,950	-	141,950
	$375,264	$1,063,622	$1,438,886

For the year ended March 31, 2021
Paid or accrued to:	Management fees	Share-based payments	Total
Key management personnel:
Former Directors	$18,000	$16,089	$34,089
Former CEO	5,000	141,267	146,267
Former CEO	45,000	16,089	61,089
Former CFO	5,000	141,267	146,267
	$73,000	$314,712	$387,712

The amounts due to related parties included in accounts payable and accrued liabilities are as follows:

	As at March 31, 2022	As at March 31, 2021
Due to CFO	$30	$-
Due to former CEO	-	1,461
Due to former CEO	80,997	80,997
Due to former CFO	-	3,808
Due to former directors of the Company	18,000	18,000
	$99,027	$104,266

The amounts due are unsecured, non-interest bearing, and have no specific terms of repayment.

12.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the year ended March 31, 2022, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities is $542,221 related to exploration and evaluation assets.

b)	issued 809,701 common shares with a fair value of $94,963 for the acquisition of exploration and evaluation assets.

c)	issued 9,335,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of $761,273 from reserves to share capital.

d)	issued 408,884 common shares with a fair value of $42,933 for the services.

e)	issued 1,000,000 common shares with a fair value of $380,000 to settle $279,644 of debt with a non-related party.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

12.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont’d…)

f)	issued 1,500,000 common shares pursuant to PSU redemption resulting in a reallocation of share-based reserves of $532,500 from reserves to share capital.

During the year ended March 31, 2021, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities is $601,122 (as restated – Note 17) related to exploration and evaluation assets.

b)	issued 515,474 common shares with a fair value of $50,000 for the acquisition of exploration and evaluation assets.

c)	issued 7,250,000 common shares upon exercise of options resulting in a reallocation of share-based reserves of $661,409 from reserves to share capital.

13.     SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	March 31, 2022	March 31, 2021 (as restated – Note 17)
Exploration and evaluation assets
Canada	$5,746,320	$4,967,863
United States	1,444,802	1,295,789
	$7,191,122	$6,263,652

14.     FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e. capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from fiscal year 2021.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

14.     FINANCIAL RISK MANAGEMENT (cont’d…)

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s long-term investment constitutes a Level 1 fair value measurement.

The carrying value of cash, accounts payable and accrued liabilities, current portion of net investment in sublease, lease obligation, short-term loans payable and long-term loans payable approximate their fair value because of the short-term nature of these instruments.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and net investment in sublease. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions and monitors the incoming sublease monthly payments to ensure they are current.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2022, the Company had a cash balance of $235,455 (2021 – $392,213) to settle current liabilities of $1,101,946 (2021 - $1,038,725 (as restated – Note 17)). All of the Company’s financial liabilities except lease obligation have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)       Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

b)       Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and option agreement payments that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

c)       Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

15.     INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2022	2021

Loss before taxes for the year	$(4,150,922)	$(2,612,308)
Canadian federal and provincial income tax rates	27%	27%

Expected income tax recovery based on the above rates	$(1,120,749)	$(705,323)
Non-deductible items	699,278	482,643
Tax benefit not realized	421,471	222,680
Deferred income tax recovery	$-	$-

The significant components of the Company’s deferred income tax assets and liabilities, using a Canadian basic statutory rate of 27% (2021 – 27%) are as follows:

	March 31, 2022	March 31, 2021

Non-capital losses	$3,015,000	$2,206,000
Cumulative exploration and development expenses	(209,000)	274,000
Share issuance costs and others	6,000	8,000

	2,812,000	2,488,000
Unrecognized deferred tax assets	(2,812,000)	(2,488,000)

Net deferred tax assets	$-	$-

At March 31, 2022, the Company has accumulated non-capital losses of approximately $11,165,000 (2021 - $8,172,000) which may be available to offset future income for Canadian income tax purposes which expire over the next twenty years. These losses, if not utilized, will expire through to 2042. In addition, there are resource-related expenditures of approximately $6,416,000 (2021 - $7,277,000) which may be used to offset future taxable income indefinitely, subject to annual rates prescribed by the Canadian Income Tax Act. Deferred tax benefits, which may arise as a result of these losses, have not been recognized in these consolidated financial statements as it is not probable that the Company will generate future taxable income against which to utilize the temporary differences.

16.     CONTINGENCIES

During the year, the Company filed a claim against certain previous directors of the Company for wrongful transfer of funds in the amount of $157,185 for alleged deferred compensation to these directors. As a result of the claim, the amounts were garnished and are being held by the courts until further order of the court.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

16.     CONTINGENCIES (cont’d…)

The previous directors have also filed a counter claim against the Company, alleging that they are entitled to the compensation that has been garnished and being held in escrow, and are also entitled to termination or change of control clauses as per their alleged management agreements. The alleged management agreements would entitle each of the two directors to 12 months compensation in lieu of notice to termination without cause or 24 months of compensation if their agreements were terminated and within 6 months of a change of control of the Company, which includes a change in power to elect a majority of the board of directors or otherwise direct the management of the Company through proxies, voting agreements, or otherwise. Per the counter claim, the management agreement containing these clauses had allegedly been executed during the year prior to their dismissal and the change in control. The Company is currently in the process of working with legal counsel to respond to the counter claim. At this time the probability and amounts of any potential loss resulting from such claims is not determinable and no amounts have been accrued for any potential liability resulting from this in these consolidated financial statements.

We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs.

17.     PRIOR YEAR RESTATEMENT

During the year, management determined that there was an error pertaining to exploration and evaluation assets and accounts payable and accrued liabilities. This error was the result of the under accrual of payments required on the Company’s Winston mineral property (see note 6). The comparatives of the Company for the year ended March 31, 2021 have therefore been restated.

Effects of these adjustments on the consolidated statement of financial position as at March 31, 2021 are as follows:

	March 31, 2021 as originally presented	Adjustments	March 31, 2021 restated
Exploration and evaluation assets	$6,032,097	$231,555	$6,263,652
Accounts payable and accrued liabilities	$745,792	$231,555	$977,347

Effects of these adjustments on the consolidated statement of financial position as at March 31, 2020 are as follows:

	March 31, 2020 as originally presented	Adjustments	March 31, 2020 restated
Exploration and evaluation assets	$5,634,616	$216,354	$5,850,970
Accounts payable and accrued liabilities	$683,614	$216,354	$899,968

The correction of errors did not have an impact on total cash used in operating activities, total cash from financing activities and total cash used in investing activities for the year ended March 31, 2021 and 2020.

The increase in exploration and evaluation assets resulted in a non-cash addition to investing activities which was offset with non-cash working capital movement of accounts payable and accrued liabilities, as shown in the supplemental disclosures with respect to cash flows note (see note 12).

There was no change to loss and comprehensive loss or basic and diluted loss per common share for the year ended March 31, 2021 or 2020 as a result of this restatement.

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD. (FORMERLY FAR RESOURCES LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

March 31, 2022

18.     SUBSEQUENT EVENTS

Subsequent to the year ended March 31, 2022, the Company

i)	issued 3,522,489 common shares upon exercise of warrants for gross proceeds of $314,067.

ii)	entered into an option agreement to acquire a 100% interest in the MB3530 claim in the Snow Lake area in Manitoba. To earn the interest, the Company paid $8,000 and issued 18,181 common shares. The property is subject to a 2% NSR.

iii)	entered into an option agreement to acquire a 100% interest in the Peg North claims located in the historic Snow Lake mining district in Manitoba. To earn the interest, the Company will pay $750,000 in cash (paid $100,000) and $750,000 in shares (issued 526,316 shares valued at $100,000) and incur $3,000,000 of exploration expenditures. The property is subject to a 2% NSR for which the Company can make a one-time $1,500,000 payment to re-purchase 1% of the NSR once 100% interest has been achieved.

iv)	closed a non-brokered private placement of 4,887,668 flow-through common shares at $0.34 per common shares for gross proceeds of $1,661,807. Cash finder’s fees of $98,000 were paid on the financings and the Company issued 288,235 share purchase finders warrants. Each finders warrant entitles the holder to purchase one common share at a price of $0.20 for a two-year period.

v)	entered into a loan agreement to borrow $1,145,520, inclusive of a prior advance of $145,520 (“Initial Advance”) included in accounts payable and accrued liabilities. The loan accrues interest at a rate of 8.35%, payable monthly, including an aggregate of $5,134 accrued to date on the Initial Advance, and matures on May 10, 2023.

vi)	granted 2,000,000 PSUs, to an officer under the Company’s PSU Plan. The PSUs will vest and become redeemable only upon the achievement of certain closing price milestones ranging between $0.50 and $1.75 which will expire on April 12, 2025.

Common Shares

Foremost Lithium Resource & Technology Ltd.

PRELIMINARY PROSPECTUS

ThinkEquity

, 2022

Through and including          , 2022 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Under the BCBCA, we may indemnify our current or former directors or officers or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity which the Company is or was a shareholder or creditor of, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with us or another entity. The BCBCA also provides that we may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; provided that such individual shall repay the moneys if the individual does not fulfill the conditions described below.

However, indemnification is prohibited under the BCBCA if any of the following circumstances apply:

●	if the indemnity is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

●	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, as the case may be;

●	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

Section 20 of our Articles of Incorporation requires us to indemnify each of our current or former directors or alternate directors (each an “eligible party”)as well as their respective heirs and legal personal representatives, against all eligible penalties to which such person is or may be liable by reason of the eligible party having been a director or alternate director (an “eligible proceeding”), and deem the Company to have contracted with such eligible parties on the terms of the indemnity provided for therein. Further, following the final disposition of any eligible proceeding, the Company must pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued and sold the below securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. We believe that our issuances of options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities.

During the period from April 1, 2022 to August 18, 2022, the Company:

●	issued 833,600 common shares upon exercise of warrants for gross proceeds of $112,400.

●	issued 526,316 common shares at a value of $73,684 as part of the acquisition payments for the Peg North Option Agreement.

●	issued 2,688,889 common shares upon exercise of warrants for gross proceeds of $201,667.

●	issued 18,181 common shares pursuant to a property option agreement.

●	closed a non-brokered private placement of 4,887,668 flow-through common shares at $0.34 per common shares for gross proceeds of $1,661,807. Cash finder’s fees of $98,000 were paid on the financings and the Company issued 288,235 share purchase finders warrants. Each finders warrant entitles the holder to purchase one common share at a price of $0.20 for a two-year period.

During the year ended March 31, 2022, the Company:

●	issued 9,335,000 common shares upon exercise of options for gross proceeds of $850,575 (approximately US$681,441). The weighted average share price on the date of the option exercises was $0.24 (approximately US$0.19).

●	issued 7,756,667 common shares upon exercise of warrants for gross proceeds of $741,889 (approximately US$594,367).

●	closed a non-brokered private placement of 2,008,324 units at $0.17 (approximately US$0.14) per unit for gross proceeds of $341,415 (approximately US$273,526). Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $0.25 (approximately US$0.20) per share.

●	issued 250,000 common shares at a value of $25,000 (approximately US$20,029) as part of the acquisition payments for the Jean Lake Option Agreement.

●	issued 559,701 common shares at a value of $69,963 (approximately US$56,051) as part of the acquisition payments for the Zoro North Option Agreement.

●	closed a non-brokered private placement of 2,390,000 units at $0.105 (approximately US0.08) per unit for gross proceeds of $250,950 (approximately US$201,050). Each unit consists of one common share and one share purchase warrant. The warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.13 (approximately US$0.10) per share.

●	issued 408,884 common shares valued at $42,933 (approximately US$34,396) to settle $42,933 (approximately US$34,396) of services with a non-related party.

●	reinstated 200,000 options previously forfeited.

●	issued 1,000,000 common shares valued at $380,000 (approximately US$304,438) to settle $279,644 (approximately US$224,038) of debt with a non-related party and recorded $100,356 (approximately US$80,401) as loss on the settlement.

●	issued 1,500,000 common shares valued at $532,500 (approximately US$426,614) pursuant to PSU redemption to a related party.

During the year ended March 31, 2021, the Company:

●	issued 7,250,000 common shares upon exercise of options for gross proceeds of $660,250 (approximately US$628,962).

●	issued 3,449,936 common shares upon exercise of warrants for gross proceeds of $294,217 (approximately US$235,713).

●	closed a non-brokered private placement of 7,461,556 units at $0.056 (approximately US$0.04) per unit for gross proceeds of $419,712 (approximately US$316,254). Each unit consists of one common share and two share purchase warrants, warrant A and B. Warrant A entitles the holder to purchase one additional common share for a period of two years at a price of $0.075 (approximately US$0.06) per share and warrant B entitles the holder to purchase one additional common share for a period of two years at a price of $0.10 (approximately US$0.08) per share.

●	issued 515,474 common shares at a value of $50,000 (approximately US$40,058) as part of the acquisition payments for the Zoro North Option Agreement.

●	closed a non-brokered private placement of 5,000,000 units at $0.05 (approximately US$0.04) per unit for gross proceeds of $250,000 (approximately US$200,288). Each unit consists of one common share and one share purchase warrants, warrant entitles the holder to purchase one additional common share for a period of two years at a price of $0.10 (approximately US$0.08) per share. The Company paid $2,500 (approximately US$2,003) in cash issuance fees.

During the year ended March 31, 2020, the Company:

●	issued 2,619,403 with a fair value of $125,000 (approximately US$100,144) to Strider Resources Limited as property acquisition payments, with 1,500,000 shares valued at $75,000 (approximately US$60,087) as part of the Manitoba Lithium Option Agreement, and 1,119,403 shares valued at $50,000 (approximately US$40,058) as part of the Zoro North Option Agreement.

●	issued 2,000,000 common shares at a price of $0.10 (approximately US$0.08) per share as a result of the completion of a private placement. Proceeds received net of share issue costs were $200,000 (approximately US$160,231).

●	issued 1,904,761 units at a price of $0.053 (approximately US$0.04) per unit as a result of the completion of a private placement. Proceeds received net of share issue costs were $94,004 (approximately US75,312). Each unit is comprised of one common share and one-half of a common share purchase warrant. Each warrant will be exercisable into one common share for a three year term at a price of $0.105 (approximately US$0.08).

●	issued 2,500,800 shares with a fair value of $125,040 (approximately US$100,176) to repay non-related party short-term loans of $125,040 (approximately US$100,176).

●	issued 65,763 shares valued at $7,778 (approximately US$6,231) to settle $7,778 (approximately US$6,231) of debt with the CEO and other directors.

●	issued 16,655,769 shares valued at $832,789 (approximately US$667,192) to settle $832,789 (approximately US$667,192) of debt with related parties and non-related parties.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Articles of Incorporation of Foremost Lithium Resource & Technology Ltd.
5.1*	Opinion of Farris LLP regarding the legality of the common shares
5.2*	Opinion of US Counsel
21.1*	List of Subsidiaries
23.1	Consent of Crowe MacKay LLP
23.2*	Consent of Farris LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this registration statement)
107*	Filing Fee Table*
99.1*	Audit Committee Charter
99.2*	Compensation Committee Charter
99.3*	Nominating and Corporate Governance Committee Charter
*	To be filed by amendment

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada on the       day of         , 2022.

FOREMOST LITHIUM RESEARCH & TECHNOLOGY LTD.

By:
Name:	John Gravelle
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John Gravelle and Andrew Lyons, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys in fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman, President and Chief Executive Officer (Principal Executive Officer)	______, 2022
John Gravelle

	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	______, 2022
Andrew Lyons

	Director	______, 2022
Pierre Yves-Tenn
	Independent Director	______, 2022
Jason Barnard
	Independent Director	______, 2022

	Independent Director	______, 2022

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Foremost Lithium Research  & Technology Ltd. has signed this registration statement or amendment thereto in New York on , 2022.

Authorized U.S. Representative

By:	/s/
Name:
Title: